Exhibit 99.1

Consolidated financial statements as at and for the year ended 31 December 2025  CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE YEAR ENDED 31 DECEMBER 2025 AND INDEPENDENT AUDITOR’S REPORT Société Anonyme Château de Betzdorf L-6815 Betzdorf RCS Luxembourg B 81267

Audit report1  Consolidated income statement7 Consolidated statement of comprehensive income8 Consolidated statement of financial position 9 Consolidated statement of cash flows10 Consolidated statement of changes in shareholder’s equity 11 Notes to the consolidated financial statements14 Note 1—Corporate information14 Note 2—Summary of material accounting policies 14 Note 3—Significant developments in the current reporting period33 Note 4—Business combinations34 Note 5—Revenue from contracts with customers37 Note 6—Operating expenses 38 Note 7—Audit and assurance services fees39 Note 8—Finance income and costs39 Note 9—Other non-operating income / expenses40 Note 10—Income taxes 40 Note 11—Deferred tax balances 42 Note 12—Components of other comprehensive income 44 Note 13—Earnings per share 45 Note 14—Dividends paid and proposed 46 Note 15—Property, plant and equipment47 Note 16—Assets in the course of construction49 Note 17—Intangible assets51 Note 18—Other financial assets54 Note 19 – Investments accounted for using equity method55 Note 20—Inventories56 Note 21—Assets and liabilities related to contracts with customers57 Note 22—Trade and other receivables58 Note 23—Financial instruments58 Note 24—Financial risk management objectives and policies61 Note 25—Cash and cash equivalents66 Note 26—Shareholders’ equity66 Note 27—Non-controlling interests68 Note 28—Share-based compensation plans 69 Note 29—Borrowings72 Note 30—Provisions76 Note 31—Trade and other payables77 Note 32—Other long-term liabilities78 Note 33—Employee benefit obligations78 Note 34—Fixed assets suppliers82 Note 35—Commitments and contingencies83 Note 36—Leases85 Note 37—Cash flow information87 Note 38—Related parties 89 Note 39—C-band repurposing90 Note 40—Subsequent events91 Note 41—Consolidated subsidiaries, associates91

Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of SES S.A. Opinion on the Financial Statements We have audited the accompanying consolidated statements of financial position of SES S.A. and its subsidiaries (the “Company”) as of 31 December 2025 and 2024, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in shareholder’s equity and consolidated statements of cash flows for each of the three years in the period ended 31 December 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board and IFRS Accounting Standards as adopted by the European Union.  Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. PricewaterhouseCoopers Assurance, Société coopérative,2 rue Gerhard Mercator, L-2182 Luxembourg T : +352 494848 1, F : +352 494848 2900, www.pwc.lu Cabinet de révision agréé. Expert-comptable (autorisation ministérielle n°10181659) R.C.S. Luxembourg B294273—TVA LU36559370

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.  Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Impairment assessment of goodwill As described in Notes 2 and 17 to the consolidated financial statements, at 31 December 2025, the Company’s goodwill was EUR1,808 million. Management performs impairment tests to determine whether goodwill is impaired. Goodwill impairment testing procedures are performed annually or whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The recoverable amount is determined as the higher of the fair value less cost of disposal and value in use. Management estimates value in use based on the estimated discounted cash flows to be generated by the group of cash generating units (CGUs), generally using the three-year business plan approved by the Board of Directors. The calculation of value in use is more sensitive to revenue, capital expenditure, discount rate and growth rate to calculate the present value of those cash flows. 2

The principal considerations for our determination that performing procedures relating to the impairment assessment of goodwill is a critical audit matter are (i) the significant judgment by management when developing the value in use estimate of the CGUs; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the revenue, capital expenditure, discount rate and growth rate; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.  Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for developing the value in use estimate of the CGUs; (ii) evaluating the appropriateness of the value in use approach used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; (iv) evaluating management’s determination of the grouping of CGUs; (v) evaluating the reasonableness of the significant assumptions used by management related to revenue, capital expenditure, discount rate and growth rate; and (vi) evaluating the appropriateness of the disclosures in the consolidated financial statements. Evaluating management’s assumptions related to revenue and capital expenditure involved assessing whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGUs; (ii) consistency with evidence obtained in other areas of the audit; and (iii) consistency with external market and industry data. Professionals with specialised skill and knowledge were used to assist in evaluating (i) the appropriateness of the value in use model; and (ii) the reasonableness of the discount rate and growth rate assumptions. Impairment assessment of space segment assets including assets under construction and orbital slot license rights As described in Notes 2, 15, 16 and 17 to the consolidated financial statements, at 31 December 2025, the Company’s space segment assets balance, representing primarily satellites, was EUR4,159 million, space segment assets in the course of construction, representing primarily satellites in the course of construction, were EUR1,447 million column and orbital slot license rights were EUR545 million. Management assesses at each reporting date whether there is an indication that carrying amount of the assets may not be recoverable. If such an indication exists then the recoverable amount of the asset or the CGU it is part of is reviewed to determine the amount of the impairment, if any. Assets that suffered an impairment in previous periods are reviewed for possible reversal of the impairment at the end of each reporting period. 3

The recoverable amounts are determined based on a value in use calculation using the three-year business plan approved by the Board of Directors. As disclosed by management, for the year ended 31 December 2025 the net impairment expense recorded for space segment assets was EUR73 million and for orbital slot license rights was EUR73 million. The calculations of value in use are most sensitive to revenue, capital expenditure, discount rates and growth rates to calculate the present value of cash flows.  The principal considerations for our determination that performing procedures relating to the impairment assessment testing of space segment assets, representing primarily satellites, and assets under construction, representing primarily satellites under construction, and orbital slot license rights is a critical audit matter are (i) the significant judgment by management when developing the value in use estimate of space segment assets including assets under construction, and orbital slot license rights; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue, capital expenditure, discount rates and growth rates; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for developing the value in use estimate of space segment assets, representing primarily satellites, and assets under construction, representing primarily satellites under construction, and orbital slot license rights; (ii) evaluating the appropriateness of the value in use approach used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; (iv) evaluating management’s determination of CGUs; (v) evaluating the reasonableness of the significant assumptions used by management related to revenue, capital expenditure, discount rates and growth rates; and (vi) evaluating the appropriateness of the disclosures in the consolidated financial statements. Evaluating management’s assumptions related to revenue and capital expenditure involved assessing whether the assumptions used by management were reasonable considering (i) the current and past performance of space segment assets and orbital slot license rights; (ii) consistency with evidence obtained in other areas of the audit; (iii) consistency with external market and industry data; and (iv) consideration of the satellites health reports when assessing the satellites capability to generate future cash flows. Professionals with specialised skill and knowledge were used to assist in evaluating (i) the appropriateness of the value in use model; and (ii) the reasonableness of the discount rates and growth rates assumptions. 4

Acquisition of Intelsat S.A. (Intelsat)—Valuation of satellites, orbital slots and contingent value rights (CVRs) As described in Notes 2, 4, 15 and 17 to the consolidated financial statements, on 17 July 2025, the Company completed the acquisition of Intelsat for a total consideration of EUR3,009 million, including CVRs of EUR737 million. The total assets acquired included satellites of EUR1,571 million and orbital slots of EUR242 million. The fair value is determined by management using the replacement cost and multi-period excess earnings method for the satellites and orbital slots, and probability-weighted model for the CVRs. Management’s estimate is more sensitive to revenue, contributory asset charges and discount rate used in the cash flow projections for the valuation of the satellites and orbital slots, and price, probability of occurrence and discount rate for the valuation of the CVRs.  The principal considerations for our determination that performing procedures relating to the valuation of the satellites, orbital slots and CVRs as part of the acquisition of Intelsat is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the satellites, orbital slots and CVRs; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue, contributory asset charges and discount rate used in the cash flow projections for the valuation of the satellites and orbital slots, and price, probability of occurrence and discount rate for the valuation of the CVRs; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge. 5

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) reading the purchase agreement; (ii) testing management’s process for developing the fair value estimate of the satellites, orbital slots and CVRs; (iii) evaluating the appropriateness of the valuation methods used by management; (iv) testing the completeness and accuracy of the underlying data used in the valuations of the satellites, orbital slots and CVRs; (v) evaluating the reasonableness of the significant assumptions used by management related to revenue, contributory asset charges and discount rate used in the cash flow projections for the valuation of the satellites and orbital slots, and price, probability of occurrence and discount rate for the valuation of the CVRs; and (vi) evaluating the appropriateness of the disclosures in the consolidated financial statements. Evaluating management’s assumption related to revenue involved considering (i) the performance of the Intelsat business; (ii) consistency with the three-year business plan approved by the Board of Directors; and (iii) consistency with evidence obtained in other areas of the audit. Professionals with specialised skills and knowledge were used to assist in evaluating (i) the appropriateness of the valuation methods; and (ii) the reasonableness of the contributory asset charges and discount rate assumption for the valuation of satellites and orbital slots; and price, probability of occurrence and discount rate for the valuation of CVRs.  Luxembourg, 4 March 2026 PricewaterhouseCoopers Assurance, Société coopérative Represented by /s/ Tal Ribon Tal Ribon We have served as the Company’s auditor since 2013. 6

Consolidated income statement
for the year ended 31 December

€million		**2025**	**2024**	**2023**
Revenue	Note 5	**2,627**	2,001	2,030
C-band repurposing income	Note 39	**3**	88	2,744
Other income	Note 3	**182**	3	5
Cost of sales	Note 6	**(755)**	(461)	(444)
Staff costs	Note 6	**(495)**	(402)	(409)
Other operating expenses	Note 6	**(348)**	(236)	(244)
Operating expenses	Note 6	**(1,598)**	(1,099)	(1,097)
Fair value movement on contingent value rights	Note 4	**(28)**	-	-
Depreciation expense	Note 15	**(836)**	(650)	(603)
Property, plant and equipment impairment	Note 15	**(73)**	(216)	(26)
Assets in the course of construction impairment	Note 16	**-**	-	(425)
Amortisation expense	Note 17	**(140)**	(156)	(89)
Intangible assets impairment	Note 17	**(73)**	93	(3,225)
Operating profit / (loss)		**64**	64	(686)
Finance income	Note 8	**160**	136	64
Finance costs	Note 8	**(332)**	(139)	(106)
Net financing costs	Note 8	**(172)**	(3)	(42)
Other non-operating income / expenses (net)	Note 9	**(7)**	21	-
Profit / (loss) before tax		**(115)**	82	(728)
Income tax expense	Note 10	**21**	(55)	(176)
Profit / (loss) after tax		**(94)**	27	(904)
Profit / (loss) for the year		**(94)**	27	(904)
Attributable to:				
Owners of the parent		**(95)**	15	(905)
Non-controlling interests		**1**	12	1
		(94)	27	(904)
Basic loss per share (in euro)				
Class A shares	Note 13	(0.26)	0.00	(2.14)
Class B shares	Note 13	(0.10)	0.00	(0.86)
Diluted loss per share (in euro)				
Class A shares	Note 13	(0.26)	0.00	(2.12)
Class B shares	Note 13	(0.10)	0.00	(0.86)

The notes are an integral part of the consolidated financial statements.

7

Consolidated statement of comprehensive income
for the year ended 31 December

€million		2025	2024	2023
Profit / (loss) for the year		**(94)**	27	(904)
Other comprehensive income				
Items that will not be reclassified to profit or loss				
Remeasurements of post-employment benefit obligation	Note 33	**(11)**	(2)	-
Income tax effect		**4**	1	-
Remeasurements of post-employment benefit obligation, net of tax		**(7)**	(1)	-
Total items that will not be reclassified to profit or loss		**(7)**	(1)	-
Items that may be reclassified subsequently to profit or loss				
Impact of currency translation	Note 12	**(458)**	228	(196)
Income tax effect	Note 12	**24**	(12)	11
Total impact of currency translation, net of tax		**(434)**	216	(185)
Net investment hedge	Note 24	**30**	(15)	22
Income tax effect	Note 24	**(8)**	4	(6)
Total net investment hedge, net of tax		**22**	(11)	16
Cash flow hedges	Note 24	**(23)**	-	-
Income tax effect		**6**	-	-
Cash flow hedges, net of tax	Note 24	**(17)**	-	-
Reclassified to goodwill	Note 4	**17**	-	-
Total items that may be reclassified subsequently to profit or loss		**(412)**	205	(169)
Total other comprehensive (loss)/income for the year, net of tax		**(419)**	204	(169)
Total comprehensive (loss)/income for the year, net of tax		**(513)**	231	(1,073)
Attributable to:				
Owners of the parent		**(512)**	218	(1,074)
Non-controlling interests		**(1)**	13	1

The notes are an integral part of the consolidated financial statements.

8

Consolidated statement of financial position
as at 31 December

€million		2025	2024
Non-current assets			
Property, plant and equipment	Note 15	**5,399**	2,924
Assets in the course of construction	Note 16	**1,750**	1,348
Subtotal		**7,149**	4,272
Intangible assets	Note 17	**2,810**	908
Other financial assets	Note 18	**135**	34
Derivatives		**9**	-
Lease receivable	Note 36	**13**	-
Investments accounted for using the equity method	Note 19	**77**	-
Prepayments		**28**	2
Income tax receivable	Note 10	**155**	-
Trade and other receivables	Note 22	**91**	107
Deferred customer contract costs		**19**	1
Deferred tax assets	Note 11	**644**	701
Total non-current assets		**11,130**	6,025
Current assets			
Inventories	Note 20	**196**	49
Trade and other receivables	Note 22	**770**	649
Deferred customer contract costs		**8**	2
Other financial assets	Note 18	**9**	-
Prepayments		**117**	58
Income tax receivable		**65**	23
Cash and cash equivalents	Note 25	**1,075**	3,521
Total current assets		**2,240**	4,302
Total assets		**13,370**	10,327
Equity			
Attributable to the owners of the parent	Note 26	**2,623**	3,423
Non-controlling interests	Note 27	**91**	69
Total equity		**2,714**	3,492
Non-current liabilities			
Borrowings	Note 29	**5,507**	4,247
Provisions	Note 30	**46**	3
Deferred income	Note 21	**522**	338
Deferred tax liabilities	Note 11	**455**	212
Other long-term liabilities	Note 32	**35**	41
Contingent value rights	Note 4	**749**	-
Employee benefit obligations	Note 33	**48**	14
Lease liabilities	Note 36	**559**	32
Fixed assets suppliers	Note 34	**164**	426
Total non-current liabilities		**8,085**	5,313
Current liabilities			
Borrowings	Note 29	**798**	273
Provisions	Note 30	**64**	128
Deferred income	Note 21	**303**	225
Trade and other payables	Note 31	**1,032**	678
Employee benefit obligations	Note 33	**1**	-
Lease liabilities	Note 36	**76**	19
Fixed assets suppliers	Note 34	**279**	184
Income tax liabilities		**18**	15
Total current liabilities		**2,571**	1,522
Total liabilities		**10,656**	6,835
Total equity and liabilities		**13,370**	10,327

The notes are an integral part of the consolidated financial statements.

9

Consolidated statement of cash flows
for the year ended December 31

€million		2025	2024	2023
Profit / (loss) before tax		**(115)**	82	(728)
Taxes paid during the year		**(35)**	(168)	(442)
Interest expense on borrowings	Note 8	**178**	104	86
Interest income		**(136)**	(127)	(51)
Depreciation, amortisation and impairment	Notes 15,16,17	**1,121**	929	4,368
Amortisation of client upfront payments		**(25)**	(45)	(45)
Other non-cash items in the consolidated income statement	Note 37	**(5)**	-	173
Consolidated operating profit adjusted for non-cash items and tax payments and before working capital changes		**983**	775	3,361
Changes in working capital				
(Increase) in inventories		**21**	-	(26)
Decrease in trade and other receivables		**53**	38	13
Decrease/(increase) in prepayments		**(12)**	7	(2)
Increase/(decrease) in trade and other payables		**(116)**	205	(4)
(Decrease)/increase in upfront payments		**(21)**	(19)	137
Changes in working capital		**(75)**	231	118
Net cash generated by operating activities		**908**	1,006	3,479
Cash flow from investing activities				
Payments for acquisition of subsidiary, net of cash acquired	Note 4	**(1,454)**	-	-
Payments for purchases of intangible assets		**(26)**	(23)	(22)
Payments for purchases of tangible assets		**(522)**	(280)	(383)
Proceeds from sale of tangible assets		**3**	-	-
Interest received		**123**	158	45
Insurance claim received	Note 3	**164**	-	-
Proceeds from sale of business		**12**	-	-
Other investing activities		**35**	(14)	(10)
Net cash absorbed by investing activities		**(1,665)**	(159)	(370)
Cash flow from financing activities				
Proceeds from borrowings	Notes 29, 37	**2,159**	1,034	-
Repayment of borrowings	Notes 29, 37	**(2,906)**	(717)	(706)
Partial redemption of perpetual bond		**(59)**	(35)	-
Transaction costs in respect of undrawn facilities		**(10)**	(22)	-
Coupon paid on perpetual bond	Note 26	**(16)**	(49)	(49)
Dividends paid on ordinary shares[1]	Note 14	**(207)**	(320)	(220)
Interest paid on borrowings		**(264)**	(110)	(109)
Payments for acquisition of treasury shares		**-**	(128)	(22)
Proceeds from treasury shares sold and exercise of stock options		**2**	-	1
Lease payments	Notes 36, 37	**(60)**	(26)	(22)
Payment in respect of changes in ownership interest in subsidiaries		**-**	(2)	1
Net cash absorbed by financing activities		**(1,361)**	(375)	(1126)
Net foreign exchange movements		**(328)**	142	(123)
Net increase / (decrease) in cash		**(2,446)**	614	1860
Cash and cash equivalents at start of the year	Note 25	**3,521**	2,907	1047
Cash and cash equivalents at end of the year	Note 25	**1,075**	3,521	2907

[1] Dividends are presented net of dividends received on treasury shares of EUR 17 million (2024: EUR 15 million, 2023: EUR 3 million)

The notes are an integral part of the consolidated financial statements.

10

Consolidated statement of changes in shareholder's equity
for the year ended 31 December 2025

	Attributable to owners of the parent									
€million	Issued capital	Share premium	Treasury shares	Perpetual bond	Other reserves[2]	Retained earnings	Foreign currency translation reserve	Total	Non-controlling interest	Total equity
At 1 January 2025	**696**	**1,564**	**(198)**	**588**	**875**	**15**	**(117)**	**3,423**	**69**	**3,492**
Result for the year	-	-	-	-	-	(95)	-	(95)	1	**(94)**
Other comprehensive income	-	-	-	-	(7)	-	(410)	(417)	(2)	**(419)**
Total comprehensive income for the year	-	-	-	-	**(7)**	**(95)**	**(410)**	**(512)**	**(1)**	**(513)**
Allocation of 2025 result	-	-	-	-	15	(15)	-	-	-	-
Partial redemption of perpetual bond (Note 26)	-	-	-	(63)	4	-	-	**(59)**	-	**(59)**
Coupon on perpetual bond (Note 26)	-	-	-	-	(16)	-	-	**(16)**	-	**(16)**
Tax on perpetual bond coupon (Note 26)	-	-	-	-	4	-	-	**4**	-	**4**
Transactions with owners in their capacity as owners:										
Dividends provided for or paid[1]	-	-	-	-	(207)	-	-	**(207)**	-	**(207)**
Share-based compensation expense (Note 28)	-	-	-	-	3	-	-	**3**	-	**3**
Exercise of share-based compensation	-	-	17	-	(11)	-	-	**6**	-	**6**
Income tax relating to treasury shares impairment expense or reversal	-	-	-	-	(19)	-	-	**(19)**	-	**(19)**
Non-controlling interests on acquisition of subsidiary	-	-	-	-	-	-	-	-	26	**26**
Transactions with non-controlling interest and other movements	-	-	-	-	-	-	-	-	(3)	**(3)**
Total transactions with owners in their capacity as owners	-	-	**17**	-	**(234)**	-	-	**(217)**	**23**	**(194)**
At 31 December 2025	**696**	**1,564**	**(181)**	**525**	**641**	**(95)**	**(527)**	**2,623**	**91**	**2,714**

[1] Dividends are presented net of dividends received on treasury shares of EUR 17 million.

[2] The non-distributable items included in other reserves are described in Note 26.

The notes are an integral part of the consolidated financial statements.

11

Consolidated statement of changes in shareholder's equity
for the year ended December 31, 2024

	Attributable to owners of the parent									
€million	Issued capital	Share premium	Treasury shares	Perpetual bond	Other reserves[2]	Retained earnings	Foreign currency translation reserve	Total	Non-controlling interest	Total equity
At 1 January 2024	**696**	**1,564**	**(95)**	**625**	**2,137**	**(905)**	**(321)**	**3,701**	**57**	**3,758**
Result for the year	-	-	-	-	-	15	-	15	12	**27**
Other comprehensive income	-	-	-	-	(1)	-	204	203	1	**204**
Total comprehensive income for the year	**-**	**-**	**-**	**-**	**(1)**	**15**	**204**	**218**	**13**	**231**
Allocation of 2023 result	-	-	-	-	(905)	905	-	-	-	-
Partial redemption of perpetual bond (Note 26)	-	-	-	(37)	2	-	-	**(35)**	-	**(35)**
Coupon on perpetual bond (Note 26)	-	-	-	-	(49)	-	-	**(49)**	-	**(49)**
Tax on perpetual bond coupon (Note 26)	-	-	-	-	6	-	-	**6**	-	**6**
Transactions with owners in their capacity as owners:										
Dividends provided for or paid[1]	-	-	-	-	(320)	-	-	**(320)**	-	**(320)**
Purchase of treasury shares	-	-	(124)	-	-	-	-	**(124)**	-	**(124)**
Share-based compensation expense (Note 28)	-	-	-	-	10	-	-	**10**	-	**10**
Exercise of share-based compensation	-	-	21	-	(22)	-	-	**(1)**	-	**(1)**
Income tax relating to treasury shares impairment expense or reversal	-	-	-	-	20	-	-	**20**	-	**20**
Transactions with non-controlling interest and other movements	-	-	-	-	(3)	-	-	**(3)**	(1)	**(4)**
Total transactions with owners in their capacity as owners	-	-	**(103)**	-	**(315)**	-	-	**(418)**	**(1)**	**(419)**
At 31 December 2024	**696**	**1,564**	**(198)**	**588**	**875**	**15**	**(117)**	**3,423**	**69**	**3,492**

[1] Dividends are presented net of dividends received on treasury shares of EUR 15 million.

[2] The non-distributable items included in other reserves are described in Note 26.

The notes are an integral part of the consolidated financial statements.

12

Consolidated statement of changes in shareholder's equity
for the year ended December 31, 2023

	Attributable to owners of the parent									
€million	Issued capital	Share premium	Treasury shares	Perpetual bond	Other reserves[2]	Retained earnings	Foreign currency translation reserve	Total	Non-controlling interest	Total equity
At 1 January 2023	**696**	**1,564**	**(80)**	**1,175**	**2,428**	**(34)**	**(153)**	**5,596**	**62**	**5,658**
Result for the year	-	-	-	-	-	(905)	-	(905)	1	**(904)**
Other comprehensive income	-	-	-	-	-	-	(169)	(169)	-	**(169)**
Total comprehensive income for the year	**-**	**-**	**-**	**-**	**-**	**(905)**	**(169)**	**(1,074)**	**1**	**(1,073)**
Allocation of 2022 result	-	-	-	-	(34)	34	-	-	-	-
Reclassification of perpetual bond (Note 26)	-	-	-	(550)	-	-	-	**(550)**	-	**(550)**
Coupon on perpetual bond (Note 26)	-	-	-	-	(49)	-	-	**(49)**	-	**(49)**
Tax on perpetual bond coupon (Note 26)	-	-	-	-	14	-	-	**14**	-	**14**
Transactions with owners in their capacity as owners:										
Dividends provided for or paid[1]	-	-	-	-	(220)	-	-	**(220)**	-	**(220)**
Purchase of treasury shares	-	-	(27)	-	-	-	-	**(27)**	-	**(27)**
Share-based compensation expense (Note 28)	-	-	-	-	9	-	-	**9**	-	**9**
Exercise of share-based compensation	-	-	12	-	(10)	-	-	**2**	-	**2**
Transactions with non-controlling interest and other movements	-	-	-	-	(1)	-	1	-	(6)	**(6)**
Total transactions with owners in their capacity as owners:	**-**	**-**	**(15)**	**-**	**(222)**	**-**	**1**	**(236)**	**(6)**	**(242)**
At 31 December 2023	**696**	**1,564**	**(95)**	**625**	**2,137**	**(905)**	**(321)**	**3,701**	**57**	**3,758**

1 Dividends are presented net of dividends received on treasury shares of EUR 3 million.

2 The non-distributable items included in other reserves are described in Note 26.

The notes are an integral part of the consolidated financial statements.

13

Notes to the consolidated financial statements Note 1—Corporate information SES S.A. (‘SES’ or ‘the Company’) was incorporated on 16 March 2001 as a limited liability company (Société Anonyme) under Luxembourg Law. References to ‘the Group’ in the following notes are to the Company and its subsidiaries. SES trades under ‘SESG’ on the Luxembourg Stock Exchange and Euronext, Paris. The registered office of the Company is at Château de Betzdorf, L-6815 Betzdorf, Luxembourg.  SES is a leader in global content connectivity solutions, leveraging a vast and intelligent network spanning satellite and ground infrastructure to create, deliver and manage video and data solutions enabling customers to connect more people in more places with content that enriches their personal stories with knowledge, entertainment and opportunity. On 17 July 2025 the company acquired Intelsat Holdings S.à r.l. and its subsidiaries (‘Intelsat’) from Intelsat S.A. (see Note 4). Pursuant to the terms of the agreement, on 29 April 2025 the Company filed a registration statement on Form F-4 with the United States Securities and Exchange Commission (‘SEC‘) to register the Contingent Value Rights issued to Intelsat S.A.’s shareholders as part of the consideration for the acquisition. The registration statement was declared effective by the SEC on 14 May 2025.As a result of the effectiveness of the registration statement, the Company became subject to the reporting requirements of Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended, as a Foreign Private Issuer. To align these consolidated financial statements with SEC requirements, the Group has elected to include additional comparative information for the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of cash flows, consolidated statement of changes in shareholder’s equity, as well as in related relevant notes. The consolidated financial statements of SES as at, and for the year ended, 31 December 2025 were authorised for issue in accordance with a resolution of the board of directors on 27 February 2026. Under Luxembourg Law, the consolidated financial statements are approved by the shareholders at their Annual General Meeting. Note 2—Summary of material accounting policies Basis of preparation The consolidated financial statements have been prepared in compliance with IFRS Accounting Standards as issued by the International Accounting Standards Board (‘IASB’) and in accordance with IFRS Accounting Standards as adopted by the European Union (‘IFRS Accounting Standards’), as at 31 December 2025. The consolidated financial statements have been prepared on a historical cost basis, except where fair value is required by IFRS Accounting Standards. The consolidated financial statements are presented in euro (EUR). Unless otherwise stated, all amounts are rounded to the nearest million, except share and earnings per share data and audit and non-audit fee disclosures. Changes in accounting policies The accounting policies adopted are consistent with those of the previous financial year, except for the changes in the accounting policy disclosed under “Significant accounting judgments and estimates” below. Any new IFRS Accounting Standards amendments, effective from 1 January 2025 and not mentioned below are not applicable to the Group. New standards and interpretations not yet adopted A number of new standards and amendments to standards and interpretations are relevant for the Group and effective for annual periods beginning on or after 1 January 2026, and have not been early adopted in preparing these consolidated financial statements: 1. Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28 The IASB has made limited scope amendments to IFRS 10 (‘Consolidated Financial Statements’) and IAS 28 (‘Investments in Associates and Joint Ventures’) which clarify the accounting treatment for sales or contribution of assets between an investor and their associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitute a ‘business’ (as defined in IFRS 3 Business Combinations). 14

Where the non-monetary assets constitute a business, the investor will recognize the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognized by the investor only to the extent of the other investor’s interests in the associate or joint venture. The amendments apply prospectively. The IASB decided to defer the application date of this amendment until such time as the IASB has finalised its research project on the equity method.  2. IFRS 18 Presentation and Disclosure in Financial Statements On 9 April 2024, the IASB issued ‘IFRS 18 Presentation and Disclosure in Financial Statements’. This new standard focuses on updates to the statement of profit or loss. The key concepts introduced in IFRS 18 relate to the structure of the statement of profit or loss, required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (management-defined performance measures) and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will replace IAS 1, many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’. On 13 February 2026 IFRS 18 was endorsed by the EU and will apply for reporting periods beginning on or after 1 January 2027 and also applies to comparative information. . The Group has yet to assess the impact to its consolidated financial statements of the changes in presentation and disclosure required by IFRS 18. 3. Amendment to IFRS 9 and IFRS 7—Classification and Measurement of Financial Instruments On 30 May 2024, the IASB issued ‘Amendment to IFRS 9 and IFRS 7—Classification and Measurement of Financial Instruments’. These amendments: clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets); and make updates to the disclosures for equity instruments designated at Fair Value through Other Comprehensive Income (FVOCI). The amendments to IFRS 9 and IFRS 7 were endorsed by the EU and are effective for annual reporting periods beginning on or after 1 January 2026, with early application permitted. The Group has yet to assess the impact of these amendments to its consolidated financial statements. 4. Annual improvements to IFRS – Volume 11 In July 2024, the IASB issued ‘Annual Improvements to IFRS Accounting Standards – Volume 11’, which amend the following standards: IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements and IAS 7 Statement of Cash Flows. The amendments were endorsed by the EU and are effective for annual reporting periods beginning on or after 1 January 2026, with early application permitted. The Group has yet to assess the impact of these amendments to its consolidated financial statements. 5. Amendments to Illustrative Examples on IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37- Disclosures about Uncertainties in the Financial StatementsThese amendments include examples illustrating how an entity applies the requirements in IFRS Accounting Standards to disclose the effects of uncertainties in its financial statements. The examples demonstrate how to disclose the impacts of uncertainties within climate-related scenarios, but the principles and requirements are also applicable to disclosure of other uncertainties. The examples do not add to or change requirements in IFRS Accounting Standards and therefore there are no transition requirements. Instead, these examples will accompany the respective IFRS Accounting Standards to which they relate. Basis of consolidation The consolidated financial statements comprise the financial statements of the Company and its controlled subsidiaries, after the elimination of all inter-company transactions. Subsidiaries are fully consolidated from the date the Company obtains control until such time as control ceases. The financial statements of subsidiaries are generally prepared for the same reporting period as the Company, using consistent accounting policies. If required, adjustments are made to align any dissimilar accounting policies that may exist. For details regarding the subsidiaries included in the consolidated financial statements see Note 41. Total comprehensive income or loss incurred by a subsidiary is attributed to the non-controlling interest even if that results in a deficit balance. Should a change in the ownership interest in a subsidiary occur, without a loss of control, this is accounted for as an equity transaction. 15

Should the Group cease to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purpose of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.  Non-controlling interests in the results and equity of subsidiaries are presented separately in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of financial position respectively. Investments in joint arrangements Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are accounted for using the equity method whereby the interest is initially recognized at cost and is then adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. When the Group’s share of losses in a joint venture equals or exceeds its interest in the joint venture (including any long-term interest which, in substance, forms part of the Group’s net investment in the joint venture), the Group does not recognize further losses unless it has incurred obligations or made payments on behalf of the joint venture. Unrealized gains on transactions between the Group and a joint venture are eliminated to the extent of the Group’s interest in the joint venture. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.Financial statements of joint ventures are prepared for the same reporting year as the Group with adjustments made as necessary to bring the accounting policies used into line with those of the Group. The Group assesses investments in joint ventures for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication of impairment exists, the carrying amount of the investment is compared with its recoverable amount, being the higher of its fair value less costs to sell and value-in-use. Where the carrying amount exceeds the recoverable amount, the investment is written down to its recoverable amount.The Group ceases to use the equity method of accounting on the date from which it no longer has joint control over the joint venture or when the investment is classified as held for sale. Investments accounted for using the equity method An associate is an entity in which the Group has significant influence but not control or joint control. The Group accounts for investments in associates using the equity method of accounting as described above.Goodwill relating to an associate is included in the carrying amount of the investment and is not amortised. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount within ‘Share of associates’ result’ in the consolidated income statement. The Group’s share of post-acquisition profit or loss is recognized in the consolidated income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals, or exceeds, its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses unless it has incurred legal or constructive obligations or made payments on behalf of the associate. In general, the financial statements of associates are prepared for the same reporting year as the parent company, using consistent accounting policies. If required, adjustments are made to align any dissimilar accounting policies that may exist. For details regarding the associates included in the consolidated financial statements see Note 41. Profits and losses resulting from upstream and downstream transactions between the Group and an associate are recognized in the Group’s consolidated financial statements only to the extent of unrelated investors’ interests in the associate. Dilution gains and losses arising in investments in associates are recognized in the consolidated income statement. The Group ceases to use the equity method of accounting on the date from which it no longer has significant influence over the associate, or when the interest becomes classified as an asset held for sale. 16

Significant accounting judgments and estimates 1 Changes in accounting estimates  In 2025, and following the acquisition of Intelsat, management has made one change to the estimates applied for the financial year ended 31 December 2025. With respect to the Company’s slot-satellite-ground cash-generating units (‘SSG CGUs‘), management now monitors its goodwill by grouping all its SSG CGUs together into a single group for the purpose of the impairment test. Management made this change due to (a) the transformative nature of the Intelsat acquisition, (b) the substantial synergies expected to be realized due to the acquisition, which affect all assets of the group, and (c) management’s profitability analysis being performed at the business level, not by vertical or asset. In 2024, management grouped its CGUs in two groups: geostationary satellites (‘GEO‘) and medium Earth orbit satellites (‘MEO’). 2 Judgments Other than the changes in accounting estimates mentioned above, in the process of applying the Group’s accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the financial statements. i. Taxation The Group operates in numerous tax jurisdictions and management is required to assess tax issues and exposures across its entire operations and to accrue for potential liabilities based on its interpretation of country-specific tax law and best estimates. In conducting this review management assesses the magnitude of the issue and the likelihood, based on experience and specialist advice, as to whether it will result in a liability for the Group. If this is deemed to be the case, then a provision is recognized for the potential taxation charges. More details are given in Notes 10 and 30. One significant area of management judgement is around transfer pricing. Whilst the Group employs dedicated members of staff to establish and maintain appropriate transfer pricing structures and documentation, judgement still needs to be applied, and hence potential tax exposures can be identified in the different jurisdictions where the Group operates. The Group, as part of its overall assessment of liabilities for taxation, reviews in detail the transfer pricing structures in place and records provisions where this seems appropriate on a case-by-case basis. ii. The impact of changes in inflation and interest rates The Group has considered the potential impact of changes in inflation and interest rates during the period on its financial statements particularly in its estimations of future cash flows and assumptions about financing costs. The main effect observed in 2025 has been an increase in discount rates applied to EUR flows used to reflect the time value of money and adjustments to cash flows to account for an increase in risk-free rates in EUR terms and the peer-group beta. The discount rates applied to USD flows were slightly decreased as the increase in peer-group beta was more than offset by a decrease in risk-free rates in USD terms. Please refer to Note 17 (‘Intangible assets’) for further details. iii. Consolidation of entities in which the Group holds 50% or less The Group consolidates a subsidiary where it has: power over the subsidiary; exposure, or rights, to variable returns from that subsidiary; and the ability to use its power over the subsidiary to affect the amount of the Group’s returns. • Al Maisan Satellite Communication Company L.L.C. (‘Al Maisan’) Management has concluded that the Group controls Al Maisan even though it holds a 35% economic interest in the company since it has the majority of the voting rights on Al Maisan’s board of directors and there are no voting rights at the shareholder level which could affect SES’ control.SES has effective control over the relevant activities of Al Maisan, such as budget approval, appointment and removal of the Chief Executive Officer and senior management team members as well as over the appointment or removal of the majority of the members of the board of directors. The entity is therefore consolidated with a 65% non-controlling interest (see Note 27). 17

LuxGovSat S.A. (‘LuxGovSat’) SES and the Luxembourg government jointly incorporated LuxGovSat, subscribing equally in the equity of the company. Management has concluded that the Group controls LuxGovSat since it has effective control over the relevant activities of the entity. It is therefore consolidated with a 50% non-controlling interest (see Note 27). • West Africa Platform Services Ltd, Ghana (‘WAPS’) Management has concluded that the Group controls WAPS even though it holds a 49% economic interest in the company since it has the majority of the voting rights on the company’s board of directors and there are no voting rights at the shareholder level which could affect SES’ control. Through control over the selection of key management positions and oversight of the company’s day-to-day operations, the Company has the requisite powers to control and consolidate the company with a 51% non-controlling interest. Note that the Company disposed of its interest in WAPS during the fourth quarter of 2024. • Luxembourg Space Sector Development SCSp Management has concluded that the Group controls this entity since whilst SES and the Government of Luxembourg have equal voting rights in the fund’s Investor Committee, and hence jointly set the investment policy and approve investments, an SES affiliate, in its capacity as fund manager, oversees all day-to-day management and investment aspects of the fund and retains the decision-making power with regard to any decision not specifically attributed to the Investor Committee. • Horizons Satellite Holdings LLC (‘Horizons Holdings’) Horizons Satellite Holdings LLC is a 50% / 50% joint venture with JSAT International, Inc. (‘JSAT‘) that holds a 100% interest in two subsidiary companies: Horizons-1 Satellite LLC and Horizons-2 Satellite LLC. Management has concluded that the Group controls Horizons Holdings since it has effective control over the relevant activities of the entity. It is therefore consolidated with a 50% non-controlling interest (see Note 27). The Group is the primary beneficiary of the operations of the joint venture because decisions relating to any future relocation of the Horizons 2 satellite, the most significant asset of the joint venture, are effectively controlled by SES. iv. SES Space and Defense Inc. (‘SES SD’) SES SD and its 100% subsidiary Global Enterprise Solutions Inc. are subject to a Proxy Agreement agreed with the Defense Counterintelligence and Security Agency (‘DCSA’) of the US Department of Defense (‘DOD’) to mitigate foreign ownership, control or influence (‘FOCI’). A proxy agreement is required when a foreign person acquires or merges with a U.S. entity that has a facility security clearance. A proxy agreement conveys a foreign owner’s voting rights to independent proxy holders, comprising the proxy board. Proxy Holders are cleared U.S. citizens approved by DCSA. DCSA require that SES SD operate pursuant to a FOCI mitigation agreement due to its indirect ownership by a non-U.S. entity SES and due to SES SD’s U.S. government contracts that required access to classified information. The Proxy Agreement enables SES SD to participate in classified contracts with the U.S. Government despite being owned by a non-U.S. corporation. As a result of the Proxy Agreement, certain limitations are placed on the information which may be shared, and the interaction which may occur, between SES SD and other Group companies. The Proxy Holders, in addition to acting as directors of SES SD, vote in place of the foreign parent in the interest of SES’s shareholders and of U.S. national security. SES’s assessment of the effective control over the relevant activities of SES SD encompassed the ability to effect those activities that significantly affect the investee’s returns, the appointment of the Proxy Holders, and the exposure to the variability of financial returns based on the financial performance of SES SD. Based on this assessment, SES concluded that, from an IFRS 10 perspective, SES has, and is able to exercise, power over the relevant activities of SES SD and has an exposure to variable returns from its involvement in SES SD—and therefore controls the entity. 18

3 Estimation uncertainty  The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year(s), are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in revisions to the assumptions when they occur.i. Impairment testing for goodwill, definite-life intangible assets, and space segment assets including assets under construction The Group performs impairment tests to determine whether goodwill, definite-life intangible assets (principally orbital slot rights), and space segment assets (including assets under construction) are impaired. Impairment testing procedures are performed annually, or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If any such indication exists, the Group determines an estimate of the recoverable amount, as the higher of: (1) the fair value less cost of disposal and, (2) its value-in-use, to determine whether the recoverable amount exceeds the carrying amount included in the consolidated financial statements. The annual impairment tests are performed as of 31 December each year. The recoverable amounts are determined based on a value-in-use calculation using the three-year business plans approved by the board of directors. Establishing the value-in-use requires the Group to make an estimate of the expected future post-tax cash flows from the slot-satellite-ground CGU and to choose a suitable post-tax discount rate and post-business plan growth rate to calculate the present value of those cash flows. For the Group’s slot-satellite-ground CGUs, the estimation of the value-in-use also requires estimations of the future commercial revenues to be generated by each slot and the satellites located therein, particularly related to new markets or services, the impact of past in-orbit anomalies and their potential impact on the satellite’s ability to provide its expected commercial service, and the amount and timing of future capital expenditures to maintain those revenues, if required. The calculations of value-in-use are most sensitive to: a. Movements in the underlying business plan assumptions Business plans are drawn up annually and provide an assessment of the expected developments for a three-year period beyond the end of the year when the plan is drawn up. These business plans reflect both the most up-to-date assumptions concerning the slot-satellite-ground CGU’s market(s) and business trends. For the provision of satellite capacity these will particularly consider the following factors: • revenue: based on expected developments in transponder fill rates, including the impact of replacement capacity, and customer pricing; and • capital expenditure: any changes in the expected capital expenditure cycle, for example due to the technical degradation of a satellite or the need for replacement capacity; and any changes in satellite procurement, launch or cost assumptions, including launch schedules. b. Changes in discount rates Discount rates reflect management’s estimate of the risks specific to the primary currency to determine the post-tax weighted average cost of capital used for each slot-satellite-ground CGU. This reflects market interest rates of twenty-year bonds in the market concerned, the capital structure of businesses in the Group’s business sector, and other factors, as necessary, applied specifically to the primary currency. c. Changes in growth rate assumptions Growth rate assumptions used to extrapolate cash flows beyond the business plan period are based on commercial experience relating to the types of slot-satellite-ground CGUs concerned and the expectations for developments in the market(s) which they serve. ii. Recoverability of deferred tax assets The Group recognizes deferred tax assets primarily in connection with the carry-forward of unused tax losses and tax credits. The Group reviews the tax position in the different jurisdictions in which it operates to assess the need to recognize such assets based mainly on projections of taxable profits to be generated in each of those jurisdictions. The carrying amount of each deferred tax asset is reviewed at each reporting date and reduced to the extent that current projections indicate that it is no longer probable that sufficient taxable profits will be available to enable all, or part, of the asset to be recovered. 19

iii. Expected credit losses on trade receivables and unbilled accrued revenue  The Group estimates expected credit losses on trade receivables and unbilled accrued revenues using a provision matrix based on loss expectancy rates and forward-looking information. The Group records additional losses if circumstances or forward-looking information cause the Group to believe that an additional collectability risk exists which is not reflected in the loss expectancy rates (Note 24). iv. Insurance claim in connection with first generation mPOWER satellites In 2023, health issues emerged with the initial four mPower satellites, prompting SES to initiate insurance claims under its ‘Launch plus sixteen months’ insurance policies. The Company submitted Proof-of-Loss documentation to its insurers and negotiations with those companies were initiated in 2024 and will continue beyond the year-end. In the absence of formal acceptance of the claims by most of the external insurers, management is of the view that these claims qualify as contingent assets in the sense of IAS 37. Accordingly, income is only recognized when claims with individual insurers are agreed and settled. v. Fair value of financial instruments that are not traded in an active market The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. For details of the key assumptions used, and the impact of changes to these assumptions, see Note 23. vi. Fair value of contingent value rights The fair value of the contingent value rights was determined based on a probability-weighted model. Management made certain assumptions in determining the fair value, which included the following: • a range of potential prices($/MHz) associated with the Applicable Spectrum; • a probability of occurrence of the FCC receiving auction authority to repurpose all or part of the Applicable Spectrum; • an assessment of the amount of the Applicable Spectrum to be repurposed under the FCC’s auction authority; • an assessment of the estimated average Accelerated Relocation Payments (“ARPs”) as a percentage of the proceeds and the relative share for the combined entity of SES and Intelsat; • a probability of the satellite operators, including SES, being able to successfully clear portions of the Applicable Spectrum in a timely and orderly manner; • an assessment of an estimated tax rate to be applied to any proceeds; • an assessment of the phases and timing of receipt of the proceeds; and • an assessment of a discount rate to be applied to the future proceeds. vii. Defined benefit pension obligation The Group operates defined benefit pension plans in US. The cost of providing benefits to eligible participants under the defined benefit retirement plan is calculated using the plan’s benefit formulas, which take into account the participants’ remuneration, dates of hire, years of eligible service, and certain actuarial assumptions. In addition, as part of the overall medical plan, the Group provides postretirement medical benefits to certain current retirees who meet the criteria under the medical plan for postretirement benefit eligibility. Refer to the Employee benefit obligations section below for details on how the liability, net interest cost, and remeasurement gains and losses are calculated and reported. Expenses for defined benefit retirement plan and for postretirement medical benefits are developed from actuarial valuations. Any significant decline in the fair value of our defined benefit retirement plan assets or other adverse changes to the significant assumptions used to determine the plan’s funded status would negatively impact its funded status and could result in increased funding in future periods. Key assumptions used in determining the present value of future benefit payments include discount rates, mortality assumptions, health care trend costs, and inflation rates. These inputs are reviewed and updated on an annual basis. For details of the key assumptions used, and the impact of changes to these assumptions, see Note 33. viii. Business combination / Purchase Price Allocation 20

Management used certain assumptions in determining the fair value of the assets and liabilities recognized as a result of Intelsat acquisition. The provisional fair values are disclosed in Note 4.  Business combinations Business combinations are accounted for using the acquisition method. The consideration transferred for the acquisition of the subsidiary is measured as the aggregate of the: • fair value of the assets transferred; • fair value of liabilities incurred to the former owners of the acquired business; • fair value of equity interests issued by the Group; • fair value of any asset or liability resulting from a contingent consideration agreement; and • fair value of any pre-existing equity interest in the subsidiary. For each business combination, SES measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in other operating expenses. When the Group acquires a business, it assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. Assets acquired, and liabilities assumed, are recognized at fair value, with limited exceptions. The excess of the: • consideration transferred; • amount of any non-controlling interest in the acquired entity; and • acquisition-date fair value of any previous equity interest in the acquired entity; over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. If the business combination is achieved in stages, the acquisition date carrying value of the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss. Any contingent consideration to be transferred by SES will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset, or a liability, will be recognized in profit or loss. Property, plant and equipment Property, plant and equipment is initially recorded at historical cost, representing either the acquisition or manufacturing cost. Satellite cost includes the launcher, launch insurance, the net present value of performance incentives that are expected to be payable to the satellite manufacturers (dependent on the continued satisfactory performance of the satellites), costs directly associated with the monitoring and support of satellite construction, and interest costs incurred during the period of satellite construction. The impact of changes resulting from a revision of management’s estimate of the cost of property, plant and equipment is recognized in the consolidated income statement in the period concerned. Right-of-use assets are measured at cost comprising the following: • the amount of the initial measurement of the corresponding lease liability; • any payments made at or before the commencement date of the lease, less any lease incentives received; • any initial direct costs; and • restoration costs. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a term of twelve months or less. Low-value assets comprise IT-equipment and small items of office furniture. Costs for the repair and maintenance of these assets are recorded as an expense. 21

Property, plant and equipment is depreciated using the straight-line method, generally based on the following useful lives:  • Buildings 25 to 40 years • Space segment assets 10 to 18 years • Ground segment assets 3 to 15 years • Other fixtures, fittings, tools and equipment 3 to 15 years • Right-of-use assets1 to 15 years An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on the derecognition of an asset is included in the consolidated income statement in the period the asset is derecognized. The residual values, remaining useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted where necessary. For reimbursable capitalised costs related to the procurement of satellites, launches, and upgraded ground facilities as part of the U.S. C-band repurposing project, the Group applies government grant accounting. The Group records credits to the recorded book values of the related asset when the costs have been incurred and the Group has obtained reasonable assurance that the costs will be reimbursed and that it will comply with the requirements attached to the reimbursement. See additional information in Note 39. Assets in the course of construction This caption includes primarily satellites under construction.Costs directly attributable to the purchase of a satellite and bringing it to the condition and location to be used as intended by management, such as launch costs and other related expenses like ground equipment and borrowing costs, are capitalised as part of the cost of the asset. The cost of satellite construction may include an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. SES is contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. Therefore, SES accounts for these payments as deferred financing, capitalising the present value of the payments as part of the cost of the satellites and recording a corresponding liability to the satellite manufacturers. An interest expense is recognized on the deferred financing and the liability is accreted based on the passage of time and reduced as the payments are made. Once the asset enters operational service, the costs are transferred to assets in use and depreciation commences. Borrowing costs Borrowing costs directly attributable to the construction or production of a qualifying asset are capitalised during the construction period as part of the cost of the asset. All other borrowing costs are recognized as an expense in the period in which they are incurred. Intangible assets 1 Goodwill Goodwill is measured as described in the accounting policy for business combinations set out in Note 4. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing, goodwill from the acquisition date is allocated to the Group’s single group of slot-satellite-ground CGUs used for goodwill monitoring purposes. The carrying value of acquisition goodwill is not amortised, but rather is tested for impairment annually, or more frequently if required to establish whether the value is still recoverable. The recoverable amount is defined as the higher of: (1) fair value less costs to sell and, (2) value-in-use. Impairment expenses are recorded in the consolidated income statement. Impairment losses relating to goodwill cannot be reversed in future periods. The Group estimates value-in-use based on the estimated discounted cash flows to be generated by all its slot-satellite-ground CGUs plus any third-party or non-satellite activities, generally using the three-year business plan approved by the board of directors. Beyond a three-year period, cash flows are usually estimated on the basis of stable rates of growth or decline. 22

Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, then the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on its disposal. Goodwill disposed of in this situation is measured based on the relative values of the operation disposed of and the portion of the CGU unit retained.  2 Other intangibles i Orbital slot rights Other intangibles consists mainly of rights of usage of orbital frequencies. The Group is authorised by governments to operate satellites at certain orbital locations. Governments acquire rights to these orbital locations through filings made with the International Telecommunication Union (‘ITU’), a sub-organisation of the United Nations. The Group will continue to have rights to operate at its orbital locations so long as it maintains its authorisations to do so.The straight-line amortisation lives range from 1 to 21 years. The Company treats all orbital slot rights as definite-life assets which are amortised over the depreciation lives of the corresponding on-station satellites or their expected successor spacecraft where relevant. Orbital rights acquired for a non-cash consideration are initially measured at the fair value of the consideration given. ii Customer relationships Customer relationships relate to customer contracts acquired as part of a business combination. They are recognized at their fair value at the date of acquisition, based on internal analysis or more commonly through a third-party valuation at the time of the business combination, and are subsequently amortised on a straight-line based over the expected useful economic life of the asset. The current customer relationship assets are being amortised on a straight-line basis over a maximum period of 15 years. iii Software and development costs Costs associated with maintaining computer software are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met: • it is technically feasible to complete the software product so that it will be available for use; • management intends to complete the software product and use or sell it; • there is an ability to use or sell the software product; • it can be demonstrated how the software product will generate probable future economic benefits; • adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and • the expenditure attributable to the software product during its development can be reliably measured. Directly attributable costs that are capitalised as part of the software product include the software development employee costs and an appropriate portion of relevant overheads. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Software development costs recognized as assets are amortised over their estimated useful life, not exceeding seven years. iv Research and development Research expenditure and development expenditure that do not meet the criteria for capitalisation as set out above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Impairment of other intangible assets, property, plant & equipment and assets in the course of construction The Group assesses at each reporting date whether there is an indication that the carrying amount of the assets may not be recoverable. If such an indication exists then the recoverable amount of the asset or slot-satellite-ground CGU is reviewed to determine the amount of the impairment, if any. Assets other than goodwill that suffered an impairment in previous periods are reviewed for possible reversal of the impairment at the end of each reporting period. Impairments can arise from complete or partial failure of a satellite as well as other changes in expected discounted future cash flows. Such impairment tests are based on a recoverable value determined using estimated future cash flows and an appropriate discount rate. The estimated cash flows are based on the most recent business plans. If an impairment is identified, the carrying value will be written down to its recoverable amount. 23

Investments and other financial assets The Group classifies its financial assets in the following measurement categories:  • those to be measured subsequently at fair value through profit or loss (‘FVTPL’); and • those to be measured at amortised cost. At initial recognition the Group determines whether the cash flows comprise solely payment of principal and interest, and, for any assets which pass this test, the business model under which the financial asset will be held. In most cases, the Group measures a financial asset at its fair value plus, in the case of a financial asset not remeasured to fair value through the consolidated income statement, transaction costs directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value and revalued through the consolidated income statement are expensed in the period when they were incurred. All regular purchases and sales of financial assets are recognized on the date that the Group is committed to the purchase or sale of the asset. Equity instruments Unless SES has significant influence, the Group measures all equity investments at fair value. Changes in the fair value of financial assets are recognized in the consolidated income statement, unless the election is made to recognize these changes in other comprehensive income. SES has not made this election for any equity instruments. Debt instruments The Group classifies its debt instruments as fair value through profit or loss. A gain or loss on a debt instrument that is subsequently measured at FVTPL is recognized in the consolidated income statement. Deferred customer contract costs Deferred customer contract costs relate to expenses incurred to fulfil customer contracts, which are directly related to those contracts. Deferred customer contract costs are expensed on a straight-line basis over the term of the contracts, consistent with the pattern of recognition of the associated revenue. Inventories Inventories primarily consist of aircraft connectivity equipment associated with theCommercial Aviation business acquired with Intelsat, equipment held for re-sale, work-in-progress, related accessories and network equipment spares and are stated at the lower of cost and net realisable value, with cost determined on a weighted average-cost method.Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Obsolescence provisions are recorded on a category-by-category basis for aircraft connectivity equipment associated with our commercial aviation business and ground equipment, as required based on management’s review of inventory turnover and aging and business projections concerning future customer requirements. Trade receivables Trade receivables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. For impairment of trade receivables, the Group estimates expected lifetime credit losses that would typically be carried for each receivable based on the credit risk class upon the initial recognition of the receivables. Expected lifetime credit losses are estimated based on historical financial information as well as forward-looking data through the country risk premium. The historical loss rates are adjusted, where appropriate, to reflect forward-looking information, in particular, country risk profiles. Additional provisions are recognized when specific circumstances or forward-looking information led the Group to believe that additional collectability risk exists with respect to customers that are not adequately reflected in loss expectancy rates. The Group writes off trade receivables when it has no reasonable expectation of recovery. The Group evaluates the credit risk of its customers on an ongoing basis. Trade and other payables Trade and other payables are initially recognized at fair value and subsequently carried at amortised cost using the effective interest method. 24

Fixed assets suppliers Payables to suppliers of fixed assets are initially recognized at fair value and are subsequently carried at amortised cost using the effective interest method and may also include the net present value of performance incentives that are expected to be payable to the satellite manufacturers, dependent on the continued satisfactory performance of the satellites. Prepayments Prepayments represent expenditures paid during the financial year but relating to a subsequent financial year. The prepaid expenses comprise mainly insurance, rental of third-party satellite capacity, advertising expenses as well as loan origination costs related to loan facilities which have not been drawn. Treasury shares Treasury shares may be acquired by the Group either in the framework of share buyback programs or in connection with share-based compensation plans. They are presented as a set off to equity in the consolidated statement of financial position. Gains and losses on the purchase, sale, issue or cancellation of treasury shares are not recognized in the consolidated income statement, but rather in the equity. Cash and cash equivalents Cash and cash equivalents comprise cash at banks and on hand, deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value. Cash on hand and in banks and short-term deposits which are held to maturity are carried at fair value. Revenue recognition Revenues are generated predominantly from customer service agreements for the provision of satellite capacity over contractually agreed periods, including short-term occasional use capacity, with the associated uplinking and downlinking services as appropriate. Other revenue-generating activities mainly include sale of customer equipment; platform services; subscription revenue; income received in connection with satellite interim missions; installation and other engineering services and proceeds from the sale of transponders if the revenue recognition criteria for the transaction are met. Commercial aviation revenue is primarily earned from providing connectivity and entertainment services and through sales of equipment. Revenue is measured based on the consideration to which the Group expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The Group recognizes revenue as and when control of a good or service is transferred to a customer.Contract modifications are accounted for either as a separate contract or as part of the existing contract, depending on the nature of the modification. The Group accounts for a modification as a separate contract if: • the scope of the contract increases because of the addition of distinct goods or services, and • the price of the contract increases by an amount of consideration that reflects the stand-alone selling prices of the additional goods or services.A modification that does not meet the above criteria to be accounted for as a separate contract is accounted for as an adjustment to the existing contract, either prospectively or through a cumulative catch-up adjustment. The determination depends on whether the remaining goods or services to be provided to the customer under the modified contract are distinct from those already provided, in which case the modification results in a prospective adjustment to revenue recognition. For contracts in which the Group sells multiple goods and services, the Group evaluates at contract inception whether the goods and services represent separate performance obligations. The Group offers contracts for the provision of satellite capacity services, sale of equipment and a bundle of satellite capacity services, equipment, and services such as service-type warranties. Revenue is recognized separately for capacity, equipment, and services such as service-type warranties as the goods and services are separately identifiable, and the customer can benefit from the goods or services on their own or with other readily available resources. When they represent separate performance obligations, the Group allocates consideration to the goods and services based on relative standalone selling prices using either an expected cost plus a margin approach or an adjusted market assessment approach. When they do not represent separate performance obligations, the Group records revenue related to the single performance obligation over the contract period. 25

Where a contract contains elements of variable consideration, the Group estimates the amount of variable consideration to which it will be entitled under the contract. Variable consideration can arise, for example, as a result of variable prices, incentives or other similar items. Variable consideration is only included in the transaction price if, and to the extent that, it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved.  The Group occasionally receives non-cash consideration as part of a revenue transaction. The Group measuresnon-cash consideration at fair value unless it is unable to reasonably estimate fair value, in which case the Group measures the consideration indirectly based on the standalone selling price of the goods or services promised to the customer. Revenue from provision of satellite capacity, communications infrastructure services, and related services For the Group’s contracts to provide satellite capacity, communications infrastructure services, and related services, the Group makes the services available to customers in a series of time periods that are distinct and have the same pattern of transfer to the customer. The increments of time can vary from hours to months. This applies whether we provide the satellite capacity services for a contract using a single transponder or multiple transponders, or for a contract using a single beam or multiple beams on one or several satellites. The distinct units of volume of satellite capacity for each contract are substantially the same and have the same pattern of transfer to the customer and therefore are treated as a single performance obligation. Revenue from customers under service agreements for these services is generally recognized on a straight-line basis over the duration of the respective contracts, including any free-of-charge periods. Using a straight-line measure of progress most faithfully depicts the Group’s performance because the Group makes available a consistent level of capacity over each distinct time period. For certain performance obligations, we use a cost-based input method to recognize revenue if we determine that a basis reflecting the costs incurred to date relative to the total costs expected to be incurred better reflects the pattern of transfer of control of the services to the customer. Revenue will cease to be recognized if there is an indication of a significant deterioration in a customer’s ability to pay for the remaining goods or services. Revenue from the sale of equipment SES equipment may be sold either on a standalone basis for which one contract includes only a sale of equipment or as part of a bundle for which one contract includes the sale of capacity, equipment, and lifecycle services. When equipment is sold on a standalone basis, the Group recognizes revenue for the sale of equipment at a point in time when it transfers control of the equipment to the customer, which is typically when the Group transfers title, physical possession, and the significant risks and rewards of the equipment to the customer. The Group’s equipment contracts do not typically contain a right of return. When equipment is sold on a bundle basis together with other services, the Group determines the level of customization of the equipment being sold. Our customers typically may use the equipment we sell interchangeably with satellite capacity provided by the Group or other satellite operators and do not require significant integration, customization, or modification services. Such equipment is treated as a separate performance obligation from the bundle and is recognized in the same manner as equipment sold on a standalone basis as described above. The Group may offer warranties on equipment. Our warranties that are separately priced or offered as extended warranties lasting more than one year provide a service beyond ensuring the goods will function as expected and are considered service-type warranties. The Group treats service-type warranties as separate performance obligations and recognizes revenue on a straight-line basis over the duration of the warranty period. Using a straight-line measure of progress most faithfully depicts the Group’s performance due to the nature of the Group’s stand ready obligation during the warranty period. The Group also offers standard warranties with contract durations which are typically one year, require us to repair or replace a delivered good if it does not function as expected, and represent assurance-type warranties. Standard warranties do not represent performance obligations separate from the related equipment, and revenue related to standard warranties is recognized at the same time as the related equipment. The Group provides warranties on parts and labor related to commercial aviation products. The warranty terms range from one to five years. Subscription revenue The subscription revenue related to HD Plus services is recorded on a linear basis over the term of the subscription agreement. 26

Revenue generated by engineering services  For engineering services, the Group recognizes revenue over time on a basis reflecting the costs incurred to date relative to the total costs expected to be incurred since this best reflects the pattern of transfer of control of the services to the customer. IRIS2 revenues The IRIS² project is a European Union flagship initiative aimed at delivering secure and resilient connectivity services to EU institutions, member states, and commercial users. Structured as a Public-Private Partnership, the EU retains asset ownership, while a consortium of private investors—including SES—receives access rights to commercialize a portion of the constellation’s capacity. During the initial design phase, SES’s performance obligations primarily comprise engineering services, including feasibility studies and contributions to the IRIS² proof of concept. SES recognizes revenue over time using the input method, based on the proportion of resources consumed or effort expended, relative to total expected inputs. When SES engages third parties for portions of the studies, it assesses whether it acts as principal or agent. Lease income Lease income from operating leases where the Group is lessor is recognized on a straight-line basis over the lease term. The respective right-of-use assets are included in the consolidated statement of financial position together with other assets of the same category. C-band repurposing income Income from successfully meeting the separate Phase 1 and Phase 2 C-band Accelerated Relocation Payment deadlines was recognized when the Group had successfully completed Phase 1 and Phase 2 Accelerated Relocations, respectively, and had received validation of the respective relocation certification from the U.S. Federal Communications Commission’s (‘FCC‘) Wireless Telecommunications Bureau. Income arising from settlements from the Clearinghouse is recognized when the expenses have been incurred and the Group has obtained reasonable assurance that the costs will be reimbursed and that it will comply with the requirements attached to the reimbursement. The Group believes it obtains such reasonable assurance either when the RPC specifically validates the costs as being reimbursable, or where the costs fall within applicable cost ranges published by the Clearinghouse in its cost catalogue. More details are given in Note 39. Other income Other income arising from settlements under insurance claims and decreases in provisions for in-orbit incentives is recognized when it is virtually certain of being realized. Other non-operating income / expenses (net) Other non-operating income / expenses (net) include net gains or losses arising from activities not related to the entity’s principal revenue-generating operations such as fair value gains or losses on financial assets or financial liabilities, as well as income from structured financing. Contract assets and contract liabilities Assets and liabilities related to contracts with customers include trade receivables, unbilled accrued revenue, deferred customer contract costs, and deferred income. Customer payments received in advance of the provision of service are recorded as contract liabilities and presented as ‘Deferred income’ in the statement of financial position. For significant advance payments, interest is accrued on the amount received at the effective interest rate at the time of receipt. The Group’s contracts at times contain prepayment terms that range from one month to one year in advance of providing the service. If the period of time between when the Group transfers a promised good or service to a customer and when the customer pays for that good or service is one year or less, the Group does not make an adjustment to the transaction price for the effects of a significant financing component. With respect to a small subset of newly acquired contracts with advance payments that contain prepayment terms greater than one year and up to fifteen years, a significant financing component exists and is computed by considering the difference between the amount of promised consideration and the cash selling price of the promised services. 27

The unbilled portion of recognized revenues is recorded as a contract asset and presented as ‘unbilled accrued revenue’ within ‘Trade and other receivables’, allocated between current and non-current as appropriate. Customer payments are generally due in advance or by the end of the month of capacity service. Dividends The Company declares dividends after the consolidated financial statements for the year have been approved. Accordingly, dividends are recorded in the subsequent year’s consolidated financial statements. Provisions Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. Borrowings Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated income statement over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as origination costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. Contingent value rights CVRs are classified as a financial liability at the acquisition date since they represent contingent consideration to be settled in cash They are measured at fair value at the acquisition date and, as described in more detail in Notes 4 and 23, are remeasured to fair value at each reporting date, with changes in fair value being recognized through the consolidated income statement until they are settled. Current taxes Current tax assets and liabilities for current and prior periods are measured at the amount expected to be recovered from, or paid to, the tax authorities. The tax rates and laws used to compute these amounts are those enacted, or substantively enacted, at the reporting date. Deferred taxes Deferred tax is determined using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax liabilities are recognized for all taxable temporary differences, except: • where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and • in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. • Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilised except: • where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and 28 in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws which have been enacted, or substantively enacted, at the reporting date. Deferred taxes are classified according to the classification of the underlying temporary difference either as income or as an expense included in profit or loss, or in other comprehensive income or directly in equity. Tax benefits acquired as part of a business combination but not satisfying the criteria for separate recognition at that date, are recognized subsequently if new information about facts and circumstances change. The adjustment is either treated as a reduction in goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognized in profit or loss. Deferred tax assets and liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority. Translation of foreign currencies The consolidated financial statements are presented in euro (EUR), which is the Company’s functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded in the entity’s functional currency at the exchange rate prevailing at the date of the transaction. The cost of non-monetary assets is translated at the rate applicable at the date of the transaction. All other assets and liabilities are translated at closing rates of the period. During the year, expenses and income expressed in foreign currencies are recorded at exchange rates which approximate the rate prevailing on the date they occur or accrue. All exchange differences resulting from the application of these principles are included in the consolidated income statement. The Group considers that monetary long-term receivables or loans with a subsidiary that is a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the entity’s net investment in that foreign operation. The related foreign exchange differences and income tax effect of the foreign exchange differences are included in the foreign currency translation reserve within equity. On disposal of a foreign operation, the deferred cumulative amount recognized in equity relating to that foreign operation is reclassified to the consolidated income statement. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. The assets and liabilities of consolidated foreign operations are translated into euro at the year-end exchange rates, while the income and expense items of these foreign operations are translated at the average exchange rate of the year. The related foreign exchange differences are included in the foreign currency translation reserve within equity. On disposal of a foreign operation, the deferred cumulative amount recognized in equity relating to that foreign operation is reclassified to the consolidated income statement as part of the gain or loss on disposal. The US dollar exchange rates used by the Group during the year were as follows: Average rateClosing rateAverage rateClosing rateAverage rateClosing rate for 2025 for 2025 for 2024 for 2024 for 2023 for 2023 USD 1.1199 1.1750 1.0863 1.0389 1.0797 1.1050 Basic earnings per share The Company’s capital structure consists of Class A and Class B shares, entitled to the payment of annual dividends as approved by the shareholders at their annual meetings. Holders of Class B shares participate in earnings and are entitled to 40% of the dividends payable per Class A share. Basic earnings per share is calculated by dividing the net profit attributable to ordinary shareholders, adjusted by deducting the assumed coupon, net of tax, on the perpetual bonds, by the weighted average number of common shares outstanding during the period as adjusted to reflect the economic rights of each class of shares. 29

Diluted earnings per share Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to reflect the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.  Derivative financial instruments and hedging The Group recognizes all derivatives at fair value in the consolidated statement of financial position. The fair value of the over-the-counter derivatives is determined by commonly used valuation techniques. The Group may use derivative financial instruments to hedge its risks associated with foreign currency and interest rate fluctuations. Changes in the fair value of derivatives are recorded in the consolidated income statement or in accordance with the principles below where hedge accounting is applied. • Fair value hedges Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. • Cash flow hedges In relation to cash flow hedges to hedge firm commitments or forecasted transactions, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity as other comprehensive income with the ineffective portion being recognized in the consolidated income statement as finance income or cost. When the hedged commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognized, the associated gains or losses that had previously been recognized in equity are included in the initial measurement of the acquisition cost or carrying amount of the asset or liability. • Hedge of a net investment in a foreign operation Changes in the fair value of a derivative or non-derivative instrument that is designated as a hedge of a net investment are recorded in the foreign currency translation reserve within equity to the extent that it is deemed to be an effective hedge. The ineffective portion is recognized in the consolidated income statement as a financial income or expense. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, the hedge no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the period. The Group formally documents all relationships between hedging instruments and hedged items, as well as itsrisk-management objective and strategy for undertaking various hedge transactions. This process includes allocating all derivatives that are designated as net investment hedges to specific assets and liabilities in the consolidated statement of financial position. The Group also formally assesses both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Group will discontinue hedge accounting prospectively. The ineffective portion of hedge is recognized in profit or loss. Derecognition of financial assets and liabilities 1 Financial assets A financial asset is derecognized where: • the right to receive cash flows from the asset has expired; • the Group retains the right to receive cash flows from the asset but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass-through’ arrangement; • the Group has transferred its rights to receive cash flows from the asset and either: • has transferred substantially all the risks and rewards of the asset; or • has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of that asset. 2 Financial liabilities A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amount is recognized in profit or loss. 30

Offsetting financial instruments  Financial assets and liabilities are offset, and the net amount reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty. Employee benefit obligations • Defined benefit pension plans The liability or asset recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the consolidated income statement. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income. They are included in retained earnings in the statement of changes in equity and in the consolidated statement of financial position. Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs. • Defined contribution plans The Company and certain subsidiaries operate defined contribution pension plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions to a third-party financial institution. The Group has no legal or constructive obligation to pay further contributions if the financial institution’s pension fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. Share-based payments • Equity-settled share-based compensation plans Employees (including senior executives) of the Group receive remuneration in the form of share-based compensation transactions, whereby employees render services as consideration for equity instruments (‘equity-settled transactions’). The cost of equity-settled transactions is measured by reference to the fair value at the date on which they are granted. The fair value is determined by an external valuer using a binomial model for the Stock Appreciation Rights Plan (‘STAR Plan’) and Equity Based Compensation Plan comprising options (‘EBCP Option Plan’). The fair value of EBCP RS is estimated at the date of the grant by restating discounted dividends from share price and taking into account the terms and conditions upon which the shares were granted. The fair value of EBCP PS is estimated at the date of the grant using a Monte-Carlo simulation model and taking into account the terms and conditions upon which the shares were granted. Further details are given in Note 28. In valuing equity-settled transactions, no account is taken of any non-market performance conditions, the valuation being linked only to the price of the Company’s shares, if applicable. 31

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting date). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The consolidated income statement charge or credit for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period. No expense is recognized for awards that do not ultimately vest.  The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share (see Note 13). • Cash-settled share-based compensation plans A liability is recognized for the fair value of cash-settled transactions. The fair value is measured initially at each reporting date up to and including the settlement date, with changes in fair value recognized in employee benefits expense. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. Further details are given in Note 28. Deeply Subordinated Fixed Rate Resettable Securities The Deeply Subordinated Fixed Rate Securities (“Perpetual Bonds”) issued by the Company are classified as equity when the Company has no contractual obligation to redeem the securities, and coupon payments may be deferred under certain circumstances (more details are given in Note 26) and recorded at fair value at inception. Subsequent changes in fair value are not recognized in equity. Coupon accruals are considered in the determination of earnings for calculating earnings per share (see Note 13).Subsequent changes in fair value are not recognized in the financial statements. The Perpetual Bonds are presented as borrowings from the point at which the Group issues a Notice of Redemption to bondholders (see Note 26). Deeply Subordinated Fixed Rate Securities issued by the Company are classified as borrowings at inception when the Company has a contractual obligation to redeem the securities and make coupon payments. Leases The determination as to whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date, primarily whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the Group as lessee or the Group’s customer has both the right to direct the identified asset’s use and to obtain substantially all the economic benefits from that use. Assets and liabilities arising from a lessee lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: • fixed payments (including in-substance fixed payments), less any lease incentives receivable; • variable lease payments that are based on an index or a rate; • amounts expected to be payable by the lessee under residual value guarantees; • the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and • payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. Lease payments are discounted based on a range of rates, as applicable to the maturities of the individual leases. At the commencement of a lease the Group recognizes a lease asset and a lease liability. The lease liability is initially measured at the present value of the lease payments payable over the lease term. Lease payments are apportioned between the finance charges and reduction of the lease liability to achieve a constant rate of interest on the remaining balance of the liability. Finance costs are charged directly to expense. Leases in which the Company is the lessor are evaluated for lease and non-lease components, and the components are accounted for separately. Judgment is required in determining the allocation between lease components and also between the lease and non-lease components. In its accounting policies the Group applies the following practical expedients: • not accounting for leases ending within 12 months of the date of the initial application; and • not accounting for leases for low value assets. 32

Note 3—Significant developments in the current reporting period Acquisition of Intelsat On 17 July 2025 the Company acquired the Intelsat business from Intelsat S.A. (see Note 4 below). Repurchase of Deeply Subordinated Fixed Rate Resettable Securities Deeply Subordinated Fixed Rate Resettable Securities On 23 January 2025, the Group repurchased in the open market an amount of EUR 63 million in principal amount of its EUR 625 million Deeply Subordinated Fixed Rate Resettable Securities issued on 27 May 2021 (see also Note 26). The Group’s cash outflow in respect to the repurchase amounted to EUR 59 million and the repurchase resulted in EUR 4 million gain being recorded in ‘Other reserves’. In accordance with the terms and conditions of the Securities, the purchased Securities were cancelled. Following these transactions, the outstanding principal amount of the Securities at the year-end was EUR 525 million. Insurance claim in connection with first generation mPOWER satellites mPOWER insurance claim proceeds received during the period amounting to EUR 164 million (2024: EUR 3 million, 2023: nil) and were recorded under ‘Other income’ in the consolidated income statement. IRIS² On 12 December 2024 the SpaceRISE consortium, led by SES, signed a Concession Agreement with the European Commission to design, deliver, and operate the innovative, multi-orbit “Infrastructure for Resilience, Interconnectivity and Security by Satellite” (“IRIS²”) sovereign connectivity system for a period of 12 years, with the network expected to provide services from the beginning of 2030. This will be the European Union’s (EU) preferred and trusted network to provide reliable, secure, and cost-effective communication solutions for governmental institutions, commercial organisations, and European citizens. SES’s contribution to IRIS² will be to develop, procure, and operate 18 new MEO satellites providing 100% pole-to-pole coverage with carrier-grade connectivity solutions. SES will have rights to commercialise the MEO capacity and part of the LEO capacity of the IRIS² system.Under the IRIS2 contract, SES’s commitment to invest in the programme was subject to a contractual mechanism to be initiated no later than 30 days after the twelfth month after the signing date.This mechanism provides that SES (as well as other SpaceRISE members) can evaluate the status of the IRIS² contract execution and its compliance with its investment conditions. If such conditions are not met, SES will propose to the European Commission (‘EC’) and the other parties involved necessary adjustments to the terms and conditions of the IRIS2 contract. In the absence of an agreement with the EC on such a revised proposal then SES would have the right to terminate its contractual commitments under the IRIS2 contract at the cost of circa EUR 8 million in termination fees. In compliance with the agreement, this review process opened in January 2026. IRIS² related revenue recognized during the year of EUR 147 million (2024: nil) is presented under ‘Revenue’ in the consolidated income statement. Credit Rating On 17 December 2025, Moody’s Investors Service announced a credit rating action downgrading SES’s long-term corporate family rating to Ba1 from Baa3, with the outlook revised to stable. At the same time Moody’s downgraded the backed senior unsecured ratings (from Baa3 to Ba1), the backed senior unsecured MTN programme ratings of SES and its subsidiary SES Americom Inc. (from (P)Baa3 to (P)Ba1), the backed junior subordinate (hybrid) ratings of SES (from Ba2 to Ba3), and the short-term backed commercial paper ratings of SES and SES Americom Inc. (from Prime-3 (P-3) to Not-Prime (NP)). Whilst there was no material impact on 2025, a change in SES’s credit rating adversely affects the cost of issued debt and its ability to raise financing. Following Moody’s rating action, the Group’s senior and hybrid bond spreads showed marginal widening across the curve. 33

Note 4—Business combinations Acquisition of Intelsat Holdings S.à r.l. On 30 April 2024, SES announced its intention to acquire all the issued and outstanding share capital of Intelsat Holdings S.à r.l. and all its subsidiaries and affiliates (‘Intelsat’). The transaction closed on 17 July 2025 for a final cash consideration of USD 2.6 billion (EUR 2.2 billion) and certain contingent value rights (‘CVRs‘).  Intelsat operates one of the world’s largest satellite communication services businesses, providing diversified communications services to the world’s leading media companies, fixed and wireless telecommunications operators, data networking service providers for enterprise and mobile applications in the air and on the seas, multinational corporations and internet service providers. Intelsat was also the leading provider of commercial satellite capacity to the U.S. government and other select military organizations and their contractors. The combined company leverages its skilled teams with deep vertical expertise to deliver integrated multi-orbit, multi-band satellite and connectivity solutions to businesses and governments around the world. The purchase price allocation exercise for the acquisition of Intelsat remains provisional since, at the time when the financial statements were authorised for issue, the Group had not yet completed the accounting for the acquisition. In particular, the process to establish the fair values of specific assets and liabilities need to be concluded. Details of the purchase consideration, as well as the provisional amounts of the net assets acquired, and goodwill arising are as follows: Purchase consideration €million Cash paid* 2,223 Contingent value rights* 737 Settlement of pre-existing relationship* 32 Cash-flow hedge (Note 24) 17 Total consideration 3,009 * At the transaction exchange rate of USD 1.1602 Contingent Value Rights Under the CVR Agreement, holders are entitled to receive 42.5% of the cumulative net proceeds received by SES and its affiliates between the date of issuance and the termination date with respect to the following “qualified monetization”: • adoption, enactment or promulgation of any law by any governmental authority requiring the clearing of usage rights for up to 100 MHz of the C-band downlink spectrum at 3.98 GHz—4.2 GHz (defined in the agreement as the “Applicable Spectrum”), or • the sale or transfer of Applicable Spectrum by SES that directly results in the receipt by SES or any of its affiliates, on or after the issuance date hereof and prior to the termination date, of cash consideration for the final clearance or transfer of Applicable Spectrum (including with respect to governmental relocation payments or private negotiations). Net proceeds represent any cash consideration actually received by SES or its affiliates directly resulting from the final clearance, sale or transfer of Applicable Spectrum, minus any applicable expenses – being fees and expenses incurred (or estimated to be incurred) by SES and its affiliates, and not reimbursed, in connection with the qualified monetization. The CVR termination date is the earlier of: • the date on which all of the Applicable Spectrum has been monetized pursuant to one or more events of qualified monetization, and • 7.5 years after the issuance date (the outside date). In case an applicable order has been issued prior to the outside date or SES (or any of its affiliates) enters into a definitive agreement in respect of an applicable transfer prior to the outside date, and the related proceeds have not yet been received, the outside date will be extended to the date on which all of the applicable consideration payable in respect of such event(s) has been completed. The CVRs meet the definition of contingent consideration under IFRS 3 and as such, are recognized at its acquisition-date fair value, whether or not it is probable that a payment will be made, and is included in the purchase price consideration. SES classifies the CVRs as a financial liability as they represent contingent consideration to be settled in cash. The fair value of the CVRs at the acquisition date was EUR 737 million, equivalent to USD 855 million. 34

The CVRs were remeasured at 31 December 2025 at the fair value of EUR 755 million, equivalent to USD 887 million translated at the closing FX rate of USD 1.1750, and the resulting increase of EUR 28 million is presented under "Fair value movement on contingent value rights" line of the consolidated income statement. The increase in fair value from the acquisition date to the year-end date was mainly triggered by the time value of money. An amount of EUR 6 million of tax paid on behalf of the CVR holders is offset against the CVR liability resulting in a net amount of EUR 749 million of being presented in the consolidated statement of financial position.

The fair value of the CVRs was determined using a probability-weighted discounted cash flow model. Certain assumptions used in determining the fair value are described in Note 2 which include the potential future proceeds from the repurposing of the Applicable Spectrum regarding expected spectrum prices ($/MHz/Pop), the likelihood and scope of any FCC auction authority, assumptions concerning Accelerated Relocation Payments, the relative share of any proceeds attributable to the combined group, the probability of successful and timely spectrum clearing, applicable tax rates, the expected timing of proceeds, and an appropriate discount rate applied to the projected cash flows.

As those assumptions develop, the fair values of the CVRs will change and hence the valuation as at 31 December 2025 may differ significantly from the value once the C-band repurposing of the Applicable Spectrum is formally initiated.

As at 31 December 2025 there is a range of potential outcomes associated with this contingent consideration and management provides below a sensitivity analysis based on two of the key valuation parameters:

- *Auction price of the Applicable Spectrum sensitivity:*

  The valuation model was sensitised by adjusting the assumed auction price of the Applicable Spectrum by ±€0.01 per MHz/Pop. A change of this magnitude results in an approximate increase or decrease of around EUR 10 million in the CVR liability.

- *Combined probability sensitivity:*

  The combined probability of (i) the FCC receiving auction authority to repurpose the Applicable Spectrum; and (ii) the satellite operators successfully clearing the spectrum was adjusted by ±1 percentage point. This adjustment results in an approximate increase or decrease of around EUR 10 million in the CVR liability.

Settlement of pre-existing relationship

The pre-existing relationship between SES and Intelsat relates to a net payable balance due from Intelsat to SES which was effectively settled at the acquisition date. No gain or loss was recognized on the settlement because the payable was settled at the recorded amount.

Provisional Purchase Price Allocation

Provisional fair values of the assets and liabilities recognized as a result of the acquisition, translated from USD to EUR at the transaction rate of USD 1.1602, are as follows:

	Note	*€million*
Property, plant and equipment	15	2,880
Assets in the course of construction	16	829
Intangible assets	17	460
Other financial assets non-current	18	154
Investments accounted for using equity method	19	72
Lease receivable non-current	36	12
Prepayments non-current		13
Trade and other receivables non-current		31
Deferred customer contract costs non-current		21
Income tax receivable non-current		46
Inventories	20	164
Trade and other receivables		392
Deferred customer contract costs current		7
Prepayments current		71
Income tax receivable		30
Cash and cash equivalents		769
Other financial assets current		7
Borrowings non-current	29	(2,631)
Provisions non-current	30	(50)
Deferred income non-current	21	(322)

35

	Note	€million
Deferred tax liabilities	11	(216)
Other long-term liabilities		(20)
Lease liabilities non-current	37	(560)
Employee benefit obligation non-current	33	(31)
Fixed assets suppliers non-current		(59)
Accrued interest on borrowings		(57)
Provisions current	30	(24)
Deferred income current	21	(130)
Trade and other payables		(427)
Lease liabilities current	37	(61)
Employee benefit obligation	33	(1)
Fixed assets suppliers current		(22)
Income tax liabilities		(12)
Net identifiable assets acquired		1,335
Less: Non-controlling interests		(26)
Add: Goodwill* (Note 17)	17	1,700
Net assets acquired		**3,009**

**Non-deductible for tax purpose.*

Goodwill primarily represents the expected benefits arising from the combination of SES and Intelsat operations, including the creation of a larger, more integrated satellite platform, increased scale, and the realization of operational and cost synergies across the combined business. None of the goodwill is expected to be deductible for income tax purposes.

The total assets acquired included satellites of EUR 1,571 million and orbital slots of EUR 242 million The fair value was determined by management using the replacement cost and multi-period excess earnings method for the satellites and orbital slots. Management's estimate is more sensitive to revenue, contributory asset charges and discount rate used in the cash flow projections for the valuation of the satellites and orbital slots.

The fair value of the acquired trade receivables with aggregated gross contractual amount of EUR 427 million was assumed to equal their book value. The best estimate at the acquisition date of potentially irrecoverable trade receivable balances was EUR 22 million.

A contingent liability of EUR 5 million related to regulatory fees potentially to be paid was recognized at acquisition date under current provisions.

The Group elected to recognize the non-controlling interests at their proportionate share of the acquired net identifiable assets.

Purchase consideration - cash outflow

€million	EUR
Cash paid	2,223
Less	
Balance acquired: Cash and cash equivalents	(769)
Net outflow of cash – investing activities	**1,454**

Transaction-related costs recorded in 2025 amounted to EUR 83 million and were recognized in other operating expenses. Transaction-related costs recorded in 2024 amounted to EUR 55 million and were recorded in other operating expenses.

Revenue and profit contribution

Whilst the combined group was substantially from an operational perspective reorganised post-acquisition, the legal entities acquired as part of Intelsat transaction contributed third-party revenues of EUR 721 million and a net loss of EUR 7 million to the Group for the period from 17 July to 31 December 2025. The Group's 2025 revenue and loss for the year if the acquisition had taken effect on 1 January 2025 would have been EUR 3,512 million and EUR 202 million respectively (unaudited).

These amounts have been calculated using the subsidiary's results and adjusting them for:

- differences in the accounting policies between the group and the subsidiary; and
- any purchase price allocation post-acquisition effects.

Borrowings of EUR 2,631 million were acquired and immediately afterwards repaid. Refer to Note 29 – Borrowings.

36

Note 5 - Revenue from contracts with customers

The Group does business in one operating segment, namely the provision of satellite-based data transmission capacity, and ancillary services, to customers around the world.

The Senior Leadership Team ('SLT'), which is the chief operating decision-making committee in the Group's corporate governance structure, reviews the Group's financial reporting and generates those proposals for the allocation of the Group's resources which are submitted for validation to the board of directors. The main sources of financial information used by the SLT in assessing the Group's performance and allocating resources are:

- analyses of the Group's revenues from its business units Media and Networks (comprising the sales verticals Government, Fixed & Maritime and Aviation;
- cost and overall Group profitability development; and
- internal and external analyses of expected future developments in the markets into which capacity is being delivered and of the commercial landscape applying to those markets.

Revenue by business unit

As reported, the revenue allocated to the relevant business units developed as follows:

€million	2025	2024	2023
Media	977	914	967
Networks	1,633	1,085	1,062
Subtotal	**2,610**	**1,999**	**2,029**
Other [1]	17	2	*1*
Total	**2,627**	**2,001**	**2,030**

1 Other includes revenue not directly applicable to SES Video or SES Networks

Revenue by category

The Group's revenue analysis from the point of view of category and timing can be found below:

2025 €million	Revenue recognized at a point in time	Revenue recognized over time	Total
Revenue from contracts with customers	153	2,418	2,571
Lease income	5	51	56
Total	**158**	**2,469**	**2,627**

2024 €million	Revenue recognized at a point in time	Revenue recognized over time	Total
Revenue from contracts with customers	74	1,878	1,952
Lease income	-	49	49
Total	**74**	**1,927**	**2,001**

2023 €million	Revenue recognized at a point in time	Revenue recognized over time	Total
Revenue from contracts with customers	59	1,949	2008
Lease income	-	22	22
Total	**59**	**1,971**	**2,030**

Revenue from contracts with customers recognized at a point in time is mainly related to sales of equipment.

37

Remaining performance obligations

The remaining performance obligations, which the Group refers to as revenue "backlog", represent our expected future revenues under existing customer contracts and include both cancellable and non-cancellable contracts. The backlog was EUR 6.6 billion as of December 31, 2025 (2024: EUR 4.8 billion), EUR 4.7 billion (2024: EUR 3.7 billion) of which related to 'protected' (that is, non-cancellable) backlog and EUR 1.9 billion (2024: EUR 1.1 billion) of which related to 'unprotected' (cancellable) backlog. Approximately 80% of the backlog is expected to be recognized as revenue in the three years from 2026 to 2028.

Protected backlog includes non-cancellable contracts and cancellable contracts with substantive termination fees. For contracts with termination options that do not have substantive termination fees, protected backlog also includes contract periods up to the first optional termination date. Unprotected backlog refers to flexible consumption models in the Commercial Aviation business, along with contract revenues that can be cancelled without significant termination fees.

Revenue by country

The Group's revenue from external customers analysed by country using the customer's billing address is as follows:

€million	2025	2024	2023
Luxembourg (SES country of domicile)	**249**	79	49
United States of America	**1,023**	713	759
Germany	**309**	321	329
United Kingdom	**149**	203	214
France	**89**	74	78
Others – Europe	**255**	205	205
Others	**553**	406	396
Total	**2,627**	**2,001**	**2,030**

No single customer accounted for 10%, or more, of total revenue in 2025, or 2024, or 2023.

Note 6 - Operating expenses

The operating expense categories disclosed include the following types of expenditure:

1 Cost of sales, which excludes staff costs and depreciation, represents expenditures which generally vary directly with revenue.

€million	2025	2024	2023
Rental of third-party satellite capacity	**(209)**	(157)	(140)
Equipment	**(150)**	(69)	(81)
Customer support costs	**(299)**	(169)	(155)
Rental of satellite capacity from joint ventures	**(21)**	-	-
Other cost of sales	**(76)**	(66)	(68)
Total cost of sales	**(755)**	**(461)**	**(444)**

Cost of sales are incurred in delivering services to customers and include a variety of expenses such as rental of third-party satellite capacity, third-party teleports, connectivity, equipment and equipment rental, customer support costs such as hosting, monitoring, implementation, engineering work.

Rental of satellite capacity from joint ventures relates to arrangements associated with Horizons-3 Satellite LLC ('Horizons 3') and Horizons-4 Satellite LLC ('Horizons 4') (associates), which are joint ventures between SES and JSAT that the Group took over upon the Intelsat acquisition. These arrangements include the purchase by SES of 50% of the satellite capacity from the Horizons 3 and Horizons 4 joint ventures. Additionally, the Group took over a revenue sharing agreement with JSAT in respect of services sold on the Galaxy 13 (Horizons 1), Horizons 2, Horizons 3e (Horizons 3) and Galaxy 37 (Horizons 4) satellites, under which the initiating party is responsible for engineering, billing and collection, and remits 50% of collected revenues, net of applicable fees and commissions, to the other party.

38

Other cost of sales detailed mainly include commissions, as well as an amount of EUR 1 million (2024: EUR 1 million, 2023: EUR 2 million) for C-band repurposing related expenses (Note 39).

2 Staff costs of EUR 495 million (2024: EUR 402 million, 2023: EUR 409 million) include gross salaries and employer's social security payments, payments into pension schemes for employees, charges arising under share-based payment schemes, staff-related restructuring charges of EUR 41 million (2024: EUR 54 million, 2023: EUR 27 million), as well as costs associated with the development and / or implementation of merger and acquisition activities of EUR 12 million (2024: nil, 2023: nil). At the year-end the total full-time equivalent number of members of staff was 3,830 (2024: 2,118, 2023: 2,294).

3 Other operating expenses of EUR 348 million (2024: EUR 236 million, 2023: EUR 244 million) are, by their nature, less variable with revenue and include office-related and technical facility costs, in-orbit insurance, marketing, general and administrative expenditure, consulting charges, travel-related expenditure and movements in debtor provisions.

Other operating expenses also include an amount of EUR 83 million (2024: EUR 55 million, 2023: EUR 9 million) of costs associated with the development and / or implementation of merger and acquisition activities, EUR 16 million advisory charges of non-recurring nature (2024:nil, 2023: nil), EUR 4 million other charges of non-recurring nature (2024: EUR 3 million for one-off infrastructure costs, 2023: 9 million for specific business taxes of a non-recurring nature), EUR 3 million (2024: EUR 9 million, 2023: nil) of restructuring charges in connection with the Group's ongoing optimisation programme, and EUR 1 million (2024: EUR 4 million, 2023: EUR 16 million) of C-band repurposing expenses (Note 39).

Note 7 - Audit and assurance services fees

For 2025, 2024 and 2023 the Group recorded charges, billed and accrued, from its independent auditors, and affiliated companies thereof, as set out below:

€million	**2025**	2024	2023
Audit services [1]	8.2	11.3	2.4
All other assurance services [2]	0.2	0.3	0.1
Total audit and assurance services fees	8.4	11.6	2.5

1 2024 audit services included one-time fees in connection with the Company's registration process as a Foreign Private Issuer with the Securities and Exchange Commission, including re-audit fees for 2023 and 2024 in accordance with Public Company Accounting Oversight Board ('PCAOB') audit requirements.

2 Fees incurred in connection with all other assurance services rendered to the Group represented primarily CSRD-related assurance services as well as comfort letters issued in connection with the Company's treasury funding operations.

Note 8 - Finance income and costs

€million	**2025**	2024	2023
Finance income			
Interest income[1]	**91**	127	51
Interest income: Reversal of withholding tax interest provision	**45**	-	-
Interest income: Swap transactions	**24**	-	-
Finance lease income	**-**	5	-
Net foreign exchange gains[2]	**-**	4	13
Total	**160**	136	64

39

€million	2025	2024	2023
Finance costs			
Interest expense on borrowings (excluding amounts capitalised)	**(178)**	(104)	(86)
Interest expense: Swap transactions	**(33)**	-	-
Interest expense on lease liabilities	**(19)**	(2)	(2)
Interest expense on revenue recognition	**(16)**	(8)	(7)
Other finance costs	**(16)**	(15)	(8)
Amortisation of loan origination costs	**(12)**	(10)	(3)
Net foreign exchange losses[2]	**(58)**	-	-
Total	**(332)**	(139)	(106)

1 Mainly interest income on term deposits and money market funds

2 Net foreign exchange gains / losses are mostly related to revaluation of bank accounts, deposits, intercompany balances and other monetary items denominated in US dollars. 2025 net foreign exchange losses include an amount of EUR 36 million related to cumulative translation impact reclassified to the consolidated income statement on the liquidation of foreign subsidiaries.

Note 9 - Other non-operating income / expenses

€million	2025	2024	2023
Other non-operating income			
Income from structured financing	**5**	17	-
Fair value increases on financial assets[1]	**3**	5	-
Total	**8**	22	-
Other non-operating expenses			
Fair value losses on other financial assets[1]	**(15)**	(1)	-
Total	**(15)**	(1)	-

1 Represents fair value increases/ losses on assets included as part of 'Other financial assets' in the consolidated statement of financial position and required to be measured at fair value

Note 10 - Income taxes

Taxes on income comprise the taxes paid or owed in the individual countries, as well as deferred taxes. Current and deferred taxes can be analysed as follows:

€million	2025	2024	2023
Current income tax			
Current income tax charge on result of the year	**127**	(55)	(567)
Adjustments in respect of prior periods	**(4)**	(6)	6
Foreign withholding taxes	**(1)**	(9)	(8)
Total current income tax	**122**	(70)	(569)
Deferred income tax			
Relating to origination and reversal of temporary differences	**(69)**	37	249
Relating to tax losses carried forward	**(13)**	0	340
Changes in tax rate	**0**	(21)	(1)
Adjustment of prior years	**(18)**	(1)	(195)
Total deferred income tax	**(101)**	15	393
Income tax expense per consolidated income statement	**21**	(55)	(176)
Consolidated statement of changes in equity			
Current and Deferred Income tax related to items (charged) or credited directly in equity			
Post-employment benefit obligation	**4**	1	-
Impact of currency translation	**23**	(12)	11
Net investment hedge - current tax	**(8)**	4	(6)

40

€million 2025 2024 2023 Cash flow hedge—current tax 6 — Fair value hedge—current tax 3 — Income tax relating to treasury shares impairment expense or reversal (19) 20—Tax impact on Perpetual Bond 4 6 14  Current and deferred income taxes reported in equity 13 19 19 A reconciliation between the income tax benefit / (expense) and the profit before tax of the Group multiplied by a theoretical tax rate of 26.12% (2024: 27.19%, 2023: 27.19%) which corresponds to the Luxembourg domestic tax rate for the year ended 31 December 2025 is as follows: €million 2025 2024 2023 Profit / (loss) before tax(115) 82 (728) Multiplied by theoretical tax 198 rate 30 (22) Effect of different foreign tax (8) rates (8) 8 Tax exempt Income 2 5—Non-deductible expenditures (15) (6) (2) Taxes related to prior years (8) (7) 6 Effect of changes in tax rate 0 (21)—Other changes in group tax (3) provision not included in separate lines 38 - Impairment on investments in (167) subsidiaries and other assets 17 7 Impact of deferred taxes (24) (8) (193) Foreign withholding taxes(2) (9) (8) Foreign exchange impact and ot (9) (2) 1 Income tax reported in the (176) consolidated income statement 21 (55) Changes in group tax provision Changes in group tax provisions of EUR 38 million tax benefit (2024: EUR 0, 2023: additional provision of EUR 7 million) mainly relates to the release of the withholding tax provision for India for EUR 29 million and recognition of the additional tax receivable of EUR 16 million following the positive decision of the Indian Supreme Court. This tax benefit was partially compensated by the additional tax due in the Netherlands of EUR 12 million. Impairment on investments in subsidiaries and other assets The total tax benefit impact of EUR 17 million relates to the net impairment charges of EUR 64 million (2024: EUR 7 million benefit; 2023: EUR 167 million expense) taken on the carrying value of intercompany receivables held by entities in Luxembourg. Impact of deferred taxes The total negative effective tax rate impact of EUR 24 million (2024: EUR 8 million; 2023: EUR 193 million) is mainly due to (i) tax losses for which no deferred tax benefit is recognized in Luxembourg (EUR 32 million) and Israel (EUR 2 million) and (ii) de-recognition of deferred tax assets for investment tax credits (EUR 7 million) partially compensated by the benefit of EUR 16 million associated with the Company’s active trade or business of a foreign corporation in the United States. 41

Foreign exchange impact and others

Mainly relates to the tax impact of the release of currency translation reserve due to the liquidation of certain Group subsidiaries (EUR 2 million), yearly currency variances (EUR 4 million) and tax effect of intercompany elimination (EUR 2 million).

Long term tax receivables

An amount of EUR 155 million (2024: EUR 0) was recognized as a long term tax receivable in the United States. This balance primarily relates to refunds expected from the Internal Revenue Service following the submission of certain refund claims.

OECD Pillar Two regulations

The Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting published the Pillar Two model rules designed to address the tax challenges arising from the digitalisation of the global economy.

The Group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which the Ultimate Parent Entity is incorporated and came into effect from 1 January 2024. Therefore, the Ultimate Parent Entity applies the Income Inclusion Rule for all jurisdictions where Qualifying Domestic Minimum Top-Up Tax ('QDMTT') rules were not enacted.

The Group applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

The top-up tax due under Pillar Two model rules was calculated based on the OECD transitional safe harbour rules except for some smaller jurisdictions where a fully-fledged calculation was performed. According to these calculations SES should be liable to an immaterial amount of top-up tax.

Note 11 - Deferred tax balances

The deferred tax positions included in the consolidated financial statements can be analysed as follows:

€million	**Deferred tax assets 2025**	Deferred tax assets 2024	Deferred tax assets 2023	**Deferred tax liabilities 2025**	Deferred tax liabilities 2024	Deferred tax liabilities 2023
Losses and interest carried forward	**759**	654	658	**-**	-	-
Tax credits	**17**	20	6	**-**	-	-
Intangible assets	**24**	12	16	**(78)**	(134)	(110)
Tangible assets	**132**	5	5	**(171)**	(59)	(83)
Leases	**17**	-	-	**-**	-	-
Trade and other receivables	**15**	20	17	**-**	-	-
Deferred revenue	**-**	-	-	**(200)**	-	-
Partnership basis	**-**	-	-	**(337)**	-	-
Other	**54**	18	5	**(43)**	(47)	(48)
Total deferred tax assets/(liabilities)	**1,018**	729	707	**(829)**	(240)	(241)
Offset of deferred taxes	**(374)**	(28)	(36)	**374**	28	36
Net deferred tax assets/(liabilities)	**644**	701	671	**(455)**	(212)	(205)

Deferred tax assets have been offset against deferred tax liabilities where they relate to the same tax authority and the entity concerned has a legally enforceable right to set off current tax assets against current tax liabilities.

Losses carried forward

In 2025 the Group decreased the net deferred tax asset ('DTA') for tax losses carried forward in Luxembourg of EUR 53 million due to the positive taxable result and adjustment of DTA for prior years (2024: additional EUR 35 million, 2023: additional EUR 370 million). Tax losses can be carried forward in Luxembourg for 17 years. Using the estimated future taxable income based on the most recent business plan information approved by the board of directors, the Company has concluded that the deferred tax assets of EUR 575 million (2024: EUR 627 million; 2023: EUR 608 million) relating to the remaining tax losses are recoverable.

42

The Group has deferred tax assets for tax losses carried forward in Germany for EUR 26 million (31 December 2024: EUR 24 million; 2023: EUR 20 million) which can be carried forward indefinitely.The Group has also recognized deferred tax assets for tax losses carried forward in the United States for EUR 125 million (31 December 2024: EUR 3 million; 2023: EUR 20 million) which can be carried forward for varying period ranging from 10 years to indefinitely. In addition to the recoverable tax losses for which the Group has recognized deferred tax assets, the Group has further tax losses of EUR 10.1 billion as at 31 December 2025 (2024: EUR 578 million; 2023: EUR 305 million) which are available for offset against future taxable profits of the companies in which the losses arose.  EUR 797 million (2024: 456 million; 2023: EUR 193 million) of these tax losses were generated in the US for state taxes which can be carried forward for varying period ranging from 1 year to indefinitely. EUR 92 million (2024: EUR 88 million; 2023: EUR 86 million) of these tax losses were generated in Israel. EUR 23 million of tax losses (2024: EUR 15 million; 2023: EUR 8 million) were generated in Ghana. EUR 8.8 billion of tax losses were generated by the Intelsat Luxembourg fiscal unity and EUR 453 million by a Luxembourg entity. The utilisation of these losses is subject to review by the Luxembourg tax authorities under the usual statute of limitation of 5 years for corporate income tax as from 1 January following the end of the fiscal year. The general statute of limitation may be extended to 10 years in case of (i) incorrect or incomplete tax return or (ii) failure to file a tax return. The existence of the carried forward tax losses remains therefore uncertain (at least) until the end of the fifth fiscal year after the fiscal year in which they are used. Deferred tax assets have not been recognized in respect of these losses as they cannot be used to offset taxable profits elsewhere in the Group and they have arisen in subsidiaries which are not expected to generate taxable profits against which they could be offset in the foreseeable future. Interest carried forward The Group has deferred tax assets for interest expense carried forward in the US for EUR 37 million (2024: EUR 0 million) which can be carried forward indefinitely. The Group has also EUR 12 million of interest carried forward for which no DTA has been recognized. Investment tax credits (‘ITCs’) Considering the total tax losses carried forward and future taxable income based on the most recent business plan information for Luxembourg entities, the Company has concluded that prior and current year ITCs cannot be fully used due to a 10 year carry forward limitation rule. Therefore, no deferred tax asset was recorded in 2025.Considering future taxable income based on the most recent business plan information for LuxGovSat S.A. and contemplated investment in new GovSat-2 satellite, the Company has concluded that LuxGovSat S.A. can recognize a DTA of EUR 8 million for future use of ITCs (2024: EUR 14 million; 2023: EUR 6 million). Other No deferred income tax liabilities have been recognized for withholding tax and other taxes which would be payable on the unremitted earnings of certain subsidiaries. Such amounts are permanently reinvested or not subject to taxation. Business combination impact Unrecognized Deferred Tax Assets At the acquisition date, Intelsat entities had the tax loss carry-forwards of EUR 9.6 billion (of which EUR 9.2 billion in Luxembourg and EUR 379 million in the US for state losses) and investment tax credits of EUR 180 million. Based on its assessment under IAS 12 standards, the Company has concluded that it is not probable that future taxable profits will be available against which the losses can be utilized. Consequently, no DTAs are recognized for losses carried forward unless there are temporary taxable differences available for the same tax authority and the entity concerned has a legally enforceable right to set off current tax assets against current tax liabilities. 43

Movement in deferred income tax assets and liabilities

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances, is as follows:

Deferred tax assets	Losses and interest carried forward	Tax credits	Tangible assets	Intangible assets	Trade and other receivables	Leases	Other	Total
At 1 January 2023	**296**	**206**	**-**	**20**	**15**	**-**	**5**	**542**
(Charged)/credited to the income statement	363	(200)	5	(4)	3	-	-	167
Transfers	-	-	-	-	-	-	-	-
Exchange difference[1]	(1)	-	-	-	(1)	-	-	(2)
At 31 December 2023	**658**	**6**	**5**	**16**	**17**	**-**	**5**	**707**
(Charged)/credited to the income statement	(4)	14	-	(4)	2	-	1	9
Transfers	-	-	-	-	-	-	11	11
Exchange difference[1]	-	-	-	-	1	-	1	2
At 31 December 2024	**654**	**20**	**5**	**12**	**20**	**-**	**18**	**729**
Additions through business combinations (Note 4)	121	2	76	46	4	14	84	347
(Charged)/credited to the income statement	(13)	(4)	52	(34)	(7)	3	(45)	(48)
Exchange difference[1]	(3)	(1)	(1)	-	(2)	-	(3)	(10)
At 31 December 2025	**759**	**17**	**132**	**24**	**15**	**17**	**54**	**1,018**

Deferred tax liabilities	Intangible assets	Tangible assets	Deferred revenue	Partnership basis	Other	Total
At 1 January 2023	**335**	**99**	**-**	**-**	**43**	**477**
(Charged)/credited to the income statement	(217)	(14)	-	-	5	(226)
Exchange difference[1]	(8)	(2)	-	-	-	(10)
At 31 December 2023	**110**	**83**	**-**	**-**	**48**	**241**
(Charged)/credited to the income statement	17	(22)	-	-	(1)	(6)
Exchange difference[1]	7	(2)	-	-	-	5
At 31 December 2024	**134**	**59**	**-**	**-**	**47**	**240**
Additions through business combinations (Note 4)	-	10	209	344	-	563
Charged/(credited) to the income statement	(42)	105	(6)	(2)	(2)	53
Exchange difference[1]	(14)	(3)	(3)	(5)	(2)	(27)
At 31 December 2025	**78**	**171**	**200**	**337**	**43**	**829**

1 A foreign exchange impact arises due to the translation of Group's operations with a different functional currency than euro. This amounts to EUR 17 million as at 31 December 2025 (2024: EUR 3 million, 2023: EUR 8 million)

Note 12 - Components of other comprehensive income

€million	2025	2024	2023
Impact of currency translation	(458)	228	(196)
Income tax effect	24	(12)	11
Total impact of currency translation, net of tax	**(434)**	**216**	**(185)**

The impact of currency translation in other comprehensive income relates to exchange gains and losses arising on the translation of the net assets of foreign operations from their functional currency to the euro, which is the Company's functional and presentation currency.

44

The unrealized loss in 2025 of EUR 458 million (2024: unrealized gain of EUR 228 million, 2023: unrealized loss of EUR 196 million) reflects the impact on the valuation of SES's net US dollar assets due to the weakening of the US dollar against the euro from USD 1.0389 to USD 1.175 (2024: a strengthening from USD 1.1050 to USD 1.0389; 2023: a weakening from USD 1.0666 to USD 1.1050). This effect is partially offset by the impact of the net investment hedge (Note 24).

Note 13 - Earnings per share

Earnings per share is calculated by dividing the net profit or loss for the year attributable to ordinary shareholders of each class of shares by the weighted average number of shares outstanding during the year as adjusted to reflect the economic rights of each class of share. The net profit or loss for the year attributable to ordinary shareholders has been adjusted to include an assumed coupon, net of tax, on the Perpetual Bonds.

For 2025, a basic loss per Class A share of EUR 0.26 and basic loss per Class B share of EUR 0.10 (2024: basic loss / gain per Class A share and Class B share of EUR nil; 2023: basic loss per Class A share of EUR 2.14, basic loss per Class B share of EUR 0.86), have been calculated as follows:

Profit / (loss) attributable to the owners of the parent for calculating basic earnings per share, adjusted to include the assumed coupon net of tax:

€million	**2025**	2024	2023
Profit / (loss) attributable to owners of the parent	**(95)**	15	(905)
Assumed coupon on Perpetual Bond (net of tax)	**(11)**	(15)	(36)
Total	**(106)**	-	(941)
Split between:			
Class A shares (in million)[1]	**(88)**	-	(781)
Class B shares (in million)[2]	**(18)**	-	(160)

[1] Calculated as 83% of adjusted loss attributable to owners of the parent, based on the weight of the Class A weighted average number of shares out of the total shares.
[2] Calculated as 17% of adjusted loss attributable to owners of the parent, based on the weight of the Class B weighted average number of shares out of the total shares.

Assumed coupon accruals of EUR 11 million (net of tax) (2024: EUR 15 million, 2023: EUR 36 million) for the year related to the Perpetual Bonds in issue have been considered for the calculation of the basic and diluted earnings available for distribution.

The weighted average number of shares based on the capital structure of the Company as described in Note 23, net of own shares held, and adjusted to reflect the relative economic rights of the Class A shares and Class B shares for calculating basic earnings per share was as follows:

	2025	2024	2023
Class A shares (in million)	**344.2**	351.7	364.8
Class B shares (in million)[1]	**69.5**	72.9	74.3
Total	**413.7**	424.6	439.1

[1] Weighted average number of Class B shares of 173.8 million (2024: 182.3 million, 2023: 185.7 million), net of own shares held, was multiplied by 40% considering the relative economic rights.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares which are primarily related to the share-based compensation plans. A calculation is done to determine the number of shares that could have been acquired at fair value based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options and the difference, if it results in a dilutive effect, is considered to adjust the weighted average number of shares.

For 2025, a diluted loss per Class A share of EUR 0.26 and a diluted loss per Class B share of EUR 0.10 (2024: diluted loss/gain per Class A share and Class B share of EUR nil; 2023: diluted loss per Class A share of EUR 2.14, diluted loss per class B share of EUR 0.86), have been calculated as follows:

€million	**2025**	2024	2023
Loss attributable to owners of the parent	(95)	15	(905)
Assumed coupon on Perpetual Bonds (net of tax)	(11)	(15)	(36)

45

Total (106) - (941)  Split between: Class A shares (in million)1 (88)—(781) Class B shares (in million)2 (18)—(160) 1 Calculated as 83% of adjusted loss attributable to owners of the parent, based on the weight of the Class A weighted average number of shares out of the total shares. 2 Calculated as 17% of adjusted loss attributable to owners of the parent, based on the weight of the Class B weighted average number of shares out of the total shares. The weighted average number of shares, net of own shares held, and adjusted to reflect the relative economic rights of the Class A shares and Class B shares for calculating diluted earnings per share was as follows: 2025 2024 2023 Class A shares (in million) 344.2 356.2 364.8 Class B shares (in million)1 69.5 72.9 74.3 Total 413.7 429.1 439.1 1Weighted average number of Class B shares of 173.8 million (2024: 182.3 million, 2023: 185.7 million), net of own shares held, was multiplied by 40% considering the relative economic rights. Note 14—Dividends paid and proposed Dividends declared are paid net of any withholding tax (2025: EUR 24 million, 2024: EUR 36 million). Gross dividends declared and paid during the year: €million 2025 2024 2023 Class A dividend paid in April: EUR 0.25 (2024: EUR 0.50, 2023: EUR 0.50) 93 186 186 Class B dividend paid in April: EUR 0.10 (2024: EUR 0.20, 2023: EUR 0.20) 19 37 37 Class A interim dividend paid in October: EUR 0.25 (2024: EUR 0.25) 93 93—Class B interim dividend paid in October: EUR 0.10 (2024: EUR 0.10) 19 19—Total 224 335 223 Dividends proposed for approval at the annual general meeting to be held on 2 April 2026, which are not recognized as a liability as at 31 December 2025: €million 2025 2024 Class A dividend for 2025: EUR 0.25 (2024: EUR 0.25) 93 93 Class B dividend for 2025: EUR 0.10 (2024: EUR 0.10) 19 19 Total 112112 46

Note 15 - Property, plant and equipment

2025 €million	Land and buildings	Space segment	Ground segment	Other fixtures & fittings, tools and equipment	Total
Cost					
As at 1 January	**301**	**10,830**	**743**	**266**	**12,140**
Additions	6	15	52	13	86
Business combinations[1] (Note 4)	370	2,009	498	3	2,880
Disposals	(1)	-	(1)	(8)	(10)
Retirements[2]	(48)	(191)	(14)	(10)	(263)
Transfer from assets under construction[3]	9	494	87	23	613
Other movements[4]	(2)	(1)	5	(2)	-
Impact of currency translation	(14)	(688)	(67)	(20)	(789)
As at 31 December	**621**	**12,468**	**1,303**	**265**	**14,657**
Depreciation					
As at 1 January	**(206)**	**(8,296)**	**(497)**	**(217)**	**(9,216)**
Depreciation	(32)	(667)	(112)	(25)	(836)
Impairment expense	-	(115)	-	-	(115)
Impairment reversal	-	42	-	-	42
Disposals	-	-	-	8	8
Retirements[2]	44	186	14	10	254
Impact of currency translation	7	541	43	14	605
As at 31 December	**(187)**	**(8,309)**	**(552)**	**(210)**	**(9,258)**
Book value as at 31 December	**434**	**4,159**	**751**	**55**	**5,399**

1 Space segment amount comprises satellites of EUR 1,571 million and right-of-use assets of EUR 438 million
2 Satellites retired from service ASTRA 2A and Galaxy-23.
3 Transfers from assets in the course of construction primarily related to the satellites mPOWER 7 and 8.
4 Other movements include transfers between categories

2024 €million	Land and buildings	Space segment	Ground segment	Other fixtures & fittings, tools and equipment	Total
Cost					
As at 1 January	281	10,241	767	300	11,589
Additions	2	23	22	8	55
Disposals	-	-	-	(3)	(3)
Retirements[1]	(26)	(707)	(128)	(68)	(929)
Transfer from assets under construction	17	950	82	14	1,063
Other movements[2]	20	2	(21)	7	8
Impact of currency translation	7	321	21	8	357
As at 31 December	301	10,830	743	266	12,140
Depreciation					
As at 1 January	(209)	(7,536)	(564)	(238)	(8,547)
Depreciation	(10)	(557)	(57)	(26)	(650)
Impairment expense	-	(290)	-	-	(290)
Impairment reversal	-	74	-	-	74
Disposals	-	-	-	2	2
Retirements[1]	25	707	126	68	926
Transfer of impairment from assets in course of construction (Note 16)	-	(434)	-	-	(434)
Other movements[2]	(7)	(2)	15	(15)	(9)
Impact of currency translation	(5)	(258)	(17)	(8)	(288)
As at 31 December	(206)	(8,296)	(497)	(217)	(9,216)
Book value as at 31 December	**95**	**2,534**	**246**	**49**	**2,924**

1 Satellites ASTRA 2C, Ciel-2, and NSS-7 were de-orbited in 2024
2 Other movements include presentational adjustments and transfers between categories

47

2023 €million	Land and buildings	Space segment	Ground Segment	Other fixtures & fittings, tools and equipment	Total
Cost					
As at 1 January	300	11,368	902	312	12,882
Additions	-	13	9	5	27
Disposals	(8)	(151)	(3)	(6)	(168)
Retirements[1]	(9)	(805)	(154)	(25)	(993)
Transfers from assets under construction	2	8	30	14	54
Impact of currency translation	(4)	(192)	(17)	-	(213)
As at 31 December	281	10,241	767	300	11,589
Depreciation					
As at 1 January	(215)	(8,118)	(675)	(244)	(9,252)
Depreciation	(13)	(503)	(57)	(30)	(603)
Impairment expense	-	(56)	-	-	(56)
Impairment reversal	-	30	-	-	30
Disposals	8	151	3	6	168
Retirements[1]	9	805	154	25	993
Impact of currency translation	2	155	11	5	173
As at 31 December	(209)	(7,536)	(564)	(238)	(8,547)
Book value as at 31 December	**72**	**2,705**	**203**	**62**	**3,042**

1 Sale of AMC-11

2 Satellites ASTRA 1G, ASTRA 2D, AMC-18, AMC-1, AMC-4, and NSS-6 were de-orbited in 2023

The Group's policy in setting the useful economic life of its satellites is to initially use the satellite design life and then, once sufficient time has passed to allow for initial anomalies to be investigated and future fuel projections to be stabilised, to adjust the depreciation life to take into account factors such as the technical condition of the satellite, its projected remaining fuel life, and replacement or redeployment plans.

The review in 2025 resulted in a revision to the remaining useful economic lives of three GEO satellites, reducing 2025 depreciation expense by EUR 8 million. The corresponding review in 2024 resulted in a revision to the remaining useful economic lives of one GEO satellite but did not have a significant impact on 2024 depreciation expense due to the low net book value of the satellite concerned. The review in 2023 resulted in no revisions to the remaining useful economic lives of any GEO satellites.

As at 31 December 2025 the amount of the property, plant and equipment pledged in relation to Group liabilities was nil (2024: nil, 2023: nil). For further information related to right-of-use assets, see Note 36.

Impairment of space segment assets

The Group performs an impairment test on space segment assets together with orbital slot rights and ground segment, thus forming individual slot-satellite-ground cash-generating units ('CGUs'). In 2025 the net impairment expense recorded for space segment assets was EUR 73 million (2024: EUR 216 million, 2023: EUR 26 million), with EUR 115 million of impairment charges (2024: EUR 290 million, 2023: EUR 56 million) being partially offset by EUR 42 million in reversals of previous impairment charges (2024: EUR 74 million, 2023: EUR 30 million).

The charges and reversals are the aggregation of impairment testing procedures on the Group's slot-satellite-ground CGUs fleet and are caused by changes in the underlying business plans for these assets as compared to the prior year, as well as changes in discount rates compared to the prior year-end.

The following table discloses the applicable amounts and post-tax discount rates used in the impairment test for the slot-satellite-ground CGUs subject to impairment charges or reversals during 2025.

€million	Value-in-use	Discount rate	Satellite impairment	Slot impairment
2025 – Charges	619	7.5% - 8.8%	115	99
2025 – Reversals	496	7.5% - 8.8%	(42)	(26)
2025 – Net Impact			73	73

For 2024, the following table discloses the applicable amounts and post-tax discount rates used in the impairment test for those geostationary satellites and orbital slot rights subject to impairment charges or reversals during 2024.

48

€million	Value-in-use	Discount rate	Satellite impairment	Slot impairment
2024 – GEO charges	750	8.9%	237	93
2024 – GEO reversals	1,005	6.8% - 8.9%	(74)	(186)
2024 – MEO charges	1,419	8.9%	53	-
2024 – Net impact			216	(93)

For 2023, the following table discloses the applicable amounts and pre-tax discount rates used in the impairment test for those geostationary satellites subject to impairment charges or reversals.

€million	Value-in-use	Discount rate	Satellite impairment
2023 – GEO charges	540	7.1% - 10.5%	56
2023 – GEO reversals	177	10.5%	(30)
2023 – Net impact			26

The impairment charges and reversals recorded reflect updated business assumptions for the satellites through to the end of their useful economic lives. In general, these updated assumptions reflect a combination of revised commercial developments and expectations, updated assessments of the regulatory environment impacting certain assets (and hence the Group's ability to achieve the forecast commercial exploitation), changes in the competitive environment in which the Group operates, and certain changes in the operation of the satellites (for example the decision to place a particular satellite into inclined orbit, or changes to the timing thereof) or associated ground segment infrastructure.

As part of standard impairment testing procedures, the Group assesses the impact of changes in the discount and growth rates and reductions in cash flows. Discount and growth rates are simulated up to 1% below and above the slot-satellite-ground CGU's specific rate used in the base valuation and EBITDA projections are simulated up to 5% below and above the base valuation. In this way a matrix of valuations is generated, which reveals the potential exposure to impairment expenses based on movements in valuation parameters which are within the range of outcomes foreseeable at the valuation date.

For all slot-satellite-ground CGUs taken together, the most recent testing showed that a 1% decrease in the perpetual growth rates would increase the impairment by EUR 13 million. A 1% increase in the after-tax discount rate would increase the impairment by EUR 34 million. Taken together, a 1% increase in the after-tax discount rate and a 1% decrease in the declining growth rates would increase the impairment by EUR 78 million. Taken separately from changes in discount and declining growth rates, a 5% reduction in EBITDA would increase the impairment by EUR 52 million.

Note 16 - Assets in the course of construction

2025 €million	Land and Buildings	Space segment	Ground segment	Other fixtures, tools & equipment	Total
Cost and net book value as at 1 January	**0**	**1,231**	**85**	**32**	**1,348**
Movements					
Additions[1]	3	190	91	28	312
Additions through business combinations (Note 4)	4	629	182	14	829
Transfers to assets in use (Note 15)	(9)	(494)	(87)	(23)	(613)
Transfers from/(to) intangible assets (Note 17)	-	(17)	(2)	(6)	(25)
Transfers between categories	5	-	-	(5)	-
Impact of currency translation	-	(92)	(6)	(3)	(101)
Cost and net book value as at 31 December	**3**	**1,447**	**263**	**37**	**1,750**

[1] Additions mainly related to mPOWER satellites, SES-25, SES-26 and Intelsat IS-41 to IS-45.

49

2024 €million	Land and Buildings	Space segment	Ground segment	Other fixtures, tools & equipment	Total
Cost and net book value as at 1 January	**15**	**1,367**	**150**	**18**	**1,550**
Movements					
Additions[1]	4	325	51	17	397
Transfers to assets in use (Note 15)[2]	(17)	(516)	(82)	(14)	(629)
Transfers from/(to) intangible assets (Note 17)	(2)	-	(16)	-	(18)
Transfers from/(to) inventory	-	-	(20)	10	(10)
Impact of currency translation	-	55	2	1	58
Cost and net book value as at 31 December	**0**	**1,231**	**85**	**32**	**1,348**

[1] Additions mainly related to SES-24, SES-25, SES-26, mPOWER programme, C-band

[2] Includes transfer EUR 434 million of assets in the course of construction impairment booked in 2023

2023 €million	Land and Buildings	Space segment	Ground segment	Other fixtures, tools & equipment	Total
Cost and net book value as at 1 January	**8**	**1,675**	**159**	**17**	**1,859**
Movements					
Additions[1]	9	170	43	17	239
Transfers to assets in use (Note 15)	(2)	(8)	(30)	(14)	(54)
Transfers from/(to) intangible assets (Note 17)	-	-	(20)	-	(20)
Impairment	-	(425)	-	-	(425)
Impact of currency translation	-	(45)	(2)	(2)	(49)
Cost and net book value as at 31 December	**15**	**1,367**	**150**	**18**	**1,550**

1 Additions mainly related to mPOWER programme, SES-24, SES-25, SES-26, C-band, partly offset by C-band reimbursable space segment cost of EUR 36 million and ground segment cost of EUR 2 million.

Borrowing costs of EUR 31 million (2024: EUR 16 million, 2023: EUR 28 million) arising from financing specifically relating to satellite procurements were capitalised during the year and are included under 'Space segment' additions in the table above. A weighted average effective rate of 3.96% (2024: 3.45%, 2023: 3.10%) was used, representing the Group's average weighted cost of borrowing. Excluding the impact of loan origination costs and commitment fees, the average weighted interest rate was 3.70% (2024: 3.14%, 2023: 2.97%).

The space segment additions in 2025 related primarily to:

- mPOWER satellites for EUR 106 million (2024: EUR 159 million);
- GEO satellites for EUR 62 million (2024: EUR 129 million) – see Note 34;
- payments to launch service providers.

In 2023, in conjunction with the annual impairment test, SES recorded an impairment charge of EUR 425 million against the assets under construction related to certain mPOWER satellites, reflecting technical issues arising on those satellites during on-orbit testing and the impact of those on the commercialisation assumptions of the overall programme. No impairment charges to assets in the course of construction were required as a result of the 2025 or 2024 impairment tests.

50

Note 17 - Intangible assets

€million		Goodwill	Orbital slot licence rights (definite life)	Customer relationships	Other definite life intangibles	Internally generated development costs	Total
Cost							
As at 1 January 2025		**143**	**2,406**	**287**	**347**	**14**	**3,197**
Additions		-	-	-	12	14	26
Business combination	Note 4	1,700	242	132	86	-	2,160
Retirement		-	-	-	(28)	-	(28)
Transfers to other definite life intangibles		-	-	-	8	(8)	-
Transfers from assets under construction		-	-	-	7	18	25
Impact of currency translation		(35)	(231)	(36)	(9)	(1)	(312)
As at 31 December		1,808	2,417	383	423	37	5,068
Amortisation							
As at 1 January 2025		**-**	**(1,929)**	**(61)**	**(299)**	**-**	**(2,289)**
Amortisation		-	(71)	(25)	(44)	-	(140)
Impairment expense		-	(99)	-	-	-	(99)
Impairment reversals		-	26	-	-	-	26
Retirement		-	-	-	28	-	28
Impact of currency translation		-	201	9	6	-	216
As at 31 December 2025		**-**	**(1,872)**	**(77)**	**(309)**	**-**	**(2,258)**
Book value as at 31 December		**1,808**	**545**	**306**	**114**	**37**	**2,810**

€million	Orbital slot licence rights (indefinite-life)	Goodwill	Orbital slot licence rights (definite life)	Customer relationships	Other definite life intangibles	Internally generated development costs	Total
Cost							
As at 1 January 2024	**2,124**	**140**	**234**	**292**	**462**	**22**	**3,274**
Additions	-	-	1	-	4	18	23
Disposals	-	-	-	-	-	-	-
Retirement[1]	-	-	(80)	-	(158)	-	(238)
Transfer to definite life	(2,124)	-	2,134	-	(10)	-	-
Transfers from/(to) assets in the course of construction (Note 16)	-	-	-	-	45	(27)	18
Impact of currency translation	-	3	117	(5)	4	1	120
As at 31 December 2024	**-**	**143**	**2,406**	**287**	**347**	**14**	**3,197**
Amortisation							
As at 1 January 2024	**(1,798)**	**-**	**(127)**	**(27)**	**(402)**	**-**	**(2,354)**
Amortisation	-	-	(72)	(31)	(53)	-	(156)
Impairment reversals	-	-	93	-	-	-	93
Retirement[1]	-	-	80	-	158	-	238
Transfer to definite life	1,798	-	(1,798)	-	-	-	-
Impact of currency translation	-	-	(105)	(3)	(2)	-	(110)
As at 31 December 2024	**-**	**-**	**(1,929)**	**(61)**	**(299)**	**-**	**(2,289)**
Net book value as at 31 December 2024	**-**	**143**	**477**	**226**	**48**	**14**	**908**

[1] Orbital slot retirements related to 85°W, 105.5°W, 68.5°W, 65°E, 63°E, and certain rights at 129°W.

51

€million	Orbital slot licence rights (indefinite-life)	Goodwill	Orbital slot licence rights (definite life)	Customer relationship s	Other definite life intangibles	Internally generated development costs	Total
Cost							
As at 1 January 2023	**2,193**	**2,740**	**234**	**292**	**507**	**51**	**6,017**
Additions	-	-	-	-	2	20	22
Disposals	-	-	-	-	-	-	-
Retirement[1]	-	(2,500)	-	-	(111)	-	(2,611)
Transfers from/(to) assets in course of construction	-	-	-	-	69	(49)	20
Impact of currency translation	(69)	(100)	-	-	(5)	-	(174)
As at 31 December 2023	**2,124**	**140**	**234**	**292**	**462**	**22**	**3,274**
Amortisation							
As at 1 January 2023	**(139)**	**(1,002)**	**(113)**	**(8)**	**(464)**	**-**	**(1,726)**
Amortisation	-	-	(13)	(19)	(57)	-	(89)
Impairment	(1,677)	(1,548)	-	-	-	-	(3,225)
Retirement[1]	-	2,500	-	-	111	-	2,611
Impact of currency translation	18	50	(1)	-	8	-	75
As at 31 December 2023	**(1,798)**	**-**	**(127)**	**(27)**	**(402)**	**-**	**(2,354)**
Net book value as at 31 December 2023	**326**	**140**	**107**	**265**	**60**	**22**	**920**

1 Goodwill retirements of the period relate primarily to those elements of brought forward goodwill from which no future economic benefits are expected. This includes all goodwill associated with the GEO North America, GEO International and MEO cash-generating units. Similarly, the retirements of fully amortised other definite life intangibles represent items from which no future economic benefits are expected.

Definition of cash-generating units for intangible assets

As described in Note 2, as of 1 January 2025 management has aggregated the individual slot-satellite-ground CGUs into a single group for goodwill impairment testing purposes. In 2024, management had aggregated its individual slot-satellite GEO CGUs into a single global GEO CGU for goodwill impairment testing purposes and maintained its MEO assets and operations as a separate MEO CGU. In 2023, management maintained separate regional GEO CGUs (Europe, North America, and International) as well as the separate MEO CGU.

Preparation and approval of business plan

The Group's business plan is approved by the board of directors based on consolidated data which is in turn based on separate data prepared for each significant legal entity of the Group (see Note 41). The revenue, operating expenses, capital expenditures, and other cash flow information in the business plan is allocated to slot-satellite-ground CGUs by a combination of specific and general allocations using management's best estimates.

Discount rates applied

The post-tax discount rate used for the grouping of CGUs for goodwill impairment testing purposes is 8.45% (2024: 8.07% for the GEO CGU and 8.89% for the MEO CGU; 2023: ranged from 6.83% to 8.57% for different groupings of CGUs as described above).

These discount rates were computed using market interest rates and commercial spreads, the capital structure of businesses in the Group's business sector, and the risk profile of the businesses concerned. Specific risks relating to certain cash flows are taken into account in the development of the cash flow forecasts.

52

Perpetual Growth Rate ('PGR') assumptions

The PGR used for the grouping of CGUs is -1.6% (2024: -2.0% for the GEO CGU and -3.8% for the MEO CGU; 2023: ranged from +3.0% to -5.2% for different groupings of CGUs as described above).

These rates reflect the most recent long-term planning assumptions approved by the board of directors and can be supported by reference to the trading performance over a longer period and incorporate also projected growth rates for wide-beam and high-throughput satellites markets from external data sources.

Impairment charges recorded for 2025

i Goodwill

As a result of the impairment tests conducted as of 31 December 2025, no impairment charges against goodwill were recorded (2024: nil; 2023: EUR 1,548 million). Goodwill as at 31 December 2025 was EUR 1,808 million (2024: EUR 143 million) of which EUR 1,700 million derived from the acquisition of Intelsat (translated from USD to EUR at the transaction rate of USD 1.1602 (see Note 4)). The balance of the goodwill related to Intelsat acquisition as at 31 December 2025 was EUR 1,679 million.

As part of standard impairment testing procedures, the Group assesses the impact of changes in the discount and growth rates and reductions in cash flows. Discount and growth rates are simulated up to 1% below and above the CGU's specific rate used in the base valuation and EBITDA projections are simulated up to 5% below and above the base valuation. In this way a matrix of valuations is generated, which reveals the potential exposure to impairment expenses based on movements in valuation parameters which are within the range of outcomes foreseeable at the valuation date.

The most recent testing showed that there would be no impairment a combination of a 1% increase in after-tax discount rates and a 1% decrease in the perpetual growth rate. Taken separately from changes in discount and perpetual growth rates, a 5% reduction in EBITDA would not lead to an impairment expense.

ii Orbital slot rights

The cash flows from orbital slot rights are inseparable from the satellites located in those orbital positions and the supporting ground segment and are thus tested as part of the slot-satellite-ground CGUs.

Management applies the post-tax discount rate set out in Note 15 based on the primary currency of the underlying cash flows for each slot-satellite-ground CGU. In 2025, the net impairment expense recorded for orbital slot licence rights was EUR 73 million (2024: EUR 93 million reversal), with EUR 99 million of impairment charges (2024: EUR 93 million) being partially offset by EUR 26 million in reversals (2024: EUR 186 million) of previous impairment charges.

The impairment charges and reversals recorded reflect updated business assumptions for the orbital slot rights through to the end of their useful economic lives. In general, these updated assumptions reflect a combination of revised commercial developments and expectations, updated assessments of the regulatory environment impacting certain assets (and hence the Group's ability to achieve the forecast commercial exploitation), changes in the competitive environment in which the Group operates, and certain changes in the operation of the satellites within each orbital location (for example the decision to place a particular satellite into inclined orbit, or changes to the timing thereof) or associated ground segment infrastructure.

As the Group tests its orbital slot rights together with its satellites and ground segment, the applicable amounts, discount rates, and sensitivity analysis for orbital slot rights are presented together with the same information for satellites in Note 15.

iii Definite-life intangible assets

The definite-life intangible assets as at 31 December 2025 have a net book value by country as presented below:

2025 €million	Orbital slot licence rights	Customer relationships	Other
United States of America	307	306	94
Luxembourg	134	-	49
Netherlands	59	-	-
Sweden	37	-	-
Brazil	8	-	1
Germany	-	-	5
Other	-	-	2
Total	**545**	**306**	**151**

53

The definite-life intangible assets as at 31 December 2024 have a net book value by country as presented below:

2024 €million	Orbital slot licence rights	Customer relationships	Other
United States of America	116	226	8
Luxembourg	143	-	44
Netherlands	169	-	-
Sweden	39	-	-
Brazil	7	-	1
Germany	-	-	6
Other	3	-	3
Total	**477**	**226**	**62**

The definite-life intangible assets as at 31 December 2023 have a net book value by country as presented below:

2023 €million	Orbital slot licence rights	Customer relationships	Other[1]
United States of America	-	265	3
Luxembourg	105	-	46
Brazil	2	-	1
Germany	-	-	9
Other*	-	-	1
Total	**107**	**265**	**60**

*Updated to include internally generated development costs

As at 31 December 2025, the amount of the intangible assets pledged in relation to the Group's liabilities was nil (2023, 2024: nil).

Note 18 - Other financial assets

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss ('FVTPL'), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss. Changes in the fair value of financial assets at FVTPL are recognized in 'Other non-operating income / expenses' in the statement of profit or loss as applicable (refer to Note 9). Refer to Note 23 for the fair value hierarchy.

€million	2025	2024
Other financial assets:		
At FVTPL		
Listed equity securities	**2**	1
Other equity securities	**91**	19
Debt securities	**19**	-
Collateral	**8**	-
Other financial assets	**9**	14
	129	34
At amortised cost:		
Other financial assets	**15**	-
Total other financial assets	**144**	34
Of which:		
Non-current	**135**	34
Current	**9**	0

As part of the Intelsat acquisition, SES acquired other equity securities of EUR 57 million, debt securities of EUR 15 million, and other financial assets of EUR 89 million (values as of acquisition date), of which total acquired value EUR 154 million was non-current and EUR 7 million was current.

54

The debt securities primarily consist of a note purchase agreement with a certain privately held company, whereby the company issued us a convertible promissory note in the amount of EUR 13 million. The note bears interest at 5.0% annually and matures in February 2028. The principal and accrued interest shall be due and payable on or after the maturity date upon demand by the requisite note holders.

The other financial assets acquired included a loan receivable of EUR 65 million, measured at fair value at acquisition date. Subsequently, on 22 July, the borrower repaid the loan in full, including a prepayment penalty fee of EUR 2 million.

On 5 March 2025, the Group acquired equity securities in a company for a consideration of EUR 19 million. In September 2025, the same investee company issued a convertible promissory note in which SES invested a further EUR 4 million.

Collateral balance amounting to EUR 8 million (2024: EUR nil) represents amounts held in escrow as a compensating balance for certain outstanding letters of credit.

Note 19 – Investments accounted for using equity method

Set out below are the joint ventures of the Group as at 31 December 2025 that are considered material. These joint ventures with JSAT were acquired as part of the Intelsat acquisition and involve the joint ownership and governance of, and the allocation of costs and revenue from, the Horizons 3e (Horizons 3) and Galaxy 37 (Horizons 4) satellites.

€million

Entity	Country of incorporation	% interest	Nature of relationship	Measurement method	Quoted fair value	Carrying amount
Horizons-4 Satellite LLC	USA	50	Joint venture	Equity	-*	13
Horizons-3 Satellite LLC	USA	50	Joint venture	Equity	-*	64
Total						77

** Private entities – no quoted prices available*

The acquisition-date fair value of the equity-method investments was EUR 72 million.

In connection with the Company's investments in Horizons 3 and Horizons 4 it entered into capital contribution and subscription agreements that require it to fund its 50% share of the amounts due to maintain its respective 50% interest in the joint ventures. In 2025 SES made contributions of EUR 7 million to Horizons 3 to cover its portion of escalating principal payments that Horizons 3 is required to pay JSAT under a loan agreement and expects to make further such contributions in 2026. Refer to Note 35 – Commitments and contingencies.

The Company has a revenue sharing agreement with JSAT related to services sold on the Horizons 3e (Horizons 3) and Galaxy 37 (Horizons 4) satellites, wherein the initiating party contracting with a customer is responsible for engineering, billing and collection for such services, and remits 50% of the revenue, subject to collections, less applicable fees and commissions, to the other party.

The tables below provide summarised financial information for the Group's material joint ventures. The information disclosed reflects the amounts presented in the financial statements of the relevant joint ventures and not SES's share of those amounts. The amounts in the income statement are for full year 2025, although these joint ventures were not acquired by SES until the closure of the Intelsat acquisition in July 2025. For each joint venture, the difference between the Group's share of the closing net assets and the carrying amount is due to valuation adjustments.

€million

	Horizons-4 Satellite LLC	Horizons-3 Satellite LLC
Summarised statement of financial position	**2025**	**2025**
Current assets		
Cash and cash equivalents	1	-
Other current assets	-	5
Total current assets	1	5
Non-current assets	38	200
Current liabilities		
Financial liabilities (excluding trade payables)	-	-
Other current liabilities	-	2
Total current liabilities	-	2

55

Non-current liabilities Financial liabilities (excluding trade - 21 payables) Other non-current liabilities — Total non-current liabilities—21 Net assets 39 182 Reconciliation to carrying amounts: Opening net assets 1 January 50 189 Profit for the period - 1 Other comprehensive income — Contributions - 15 Dividends paid (5)—Foreign exchange differences (6) (23) Closing net assets 39 182 €million Horizons-4 Satellite LLC Horizons-3 Satellite LLC Summarised statement of comprehensive income 2025 2025 Revenue 4 31 Interest income — Depreciation and amortisation (2) (20) Interest expense - (3) Income tax expense — Profit for the period—1 Other comprehensive income — Total comprehensive income - 1 Dividends received from associates and joint venture 2—entities Note 20—Inventories €million 2025 2024 Current assets Finished goods 194 40 Work in progress 2 9 Total 196 49 ‘Work in Progress’ represents equipment being prepared for delivery to the Group’s customers whereas ‘Finished goods’ is the available on-hand equipment ready for deliver to customers. The cost of inventories recognized as an expense during the year was EUR 150 million (2024: EUR 69 million). In 2025 the Group recognized an inventory provision of EUR 6 million (2024: EUR 7 million) based on stock movements in the period. The adjustments have been included in cost of sales in the consolidated income statement. As part of the Intelsat acquisition, SES acquired EUR 164 million of inventory, largely telecommunications systems and parts associated with Intelsat’s Commercial Aviation business. 56

Note 21—Assets and liabilities related to contracts with customers The Group has recognized the following assets and liabilities related to contracts with customers:  €million 2025 2024 Current contract assets Trade receivables 576 429 Provision for trade receivables (70) (80) Trade receivables, net of provisions 506 349 Unbilled accrued revenue 175 139 Provision for unbilled accrued revenue (23) (4) Unbilled accrued revenue, net of provisions 152 135 Deferred customer contract costs 8 2 Total 666 486 Non-current contract assets Unbilled accrued revenue 133 137 Provision for unbilled accrued revenue (42) (30) Unbilled accrued revenue, net of provisions 91 107 Deferred customer contract costs 19 1 Total 110 108 Current contract liabilities Deferred income 303 225 Non-current contract liabilities Deferred income 522 338 The following table shows the movement in deferred income recognized by the Group: €million Non-current Current As at 1 January 2025 338 225 Business combination 322 130 Revenue recognized during the year—(2,057) New billings—2,006 Other movements* (110) 12 Impact of currency translation (28) (13) As at 31 December 2025 522 303 * Other movements include reclassifications (between current and non-current, upfront and deferred, as well as against trade receivables) €million Non-current Current As at 1 January 2024 337 224 Revenue recognized during the year—(1,884) New billings—1,810 Other movements* (12) 70 Impact of currency translation 13 5 As at 31 December 2024 338 225 * Other movements include reclassifications (between current and non-current, upfront and deferred, as well as against trade receivables) 57

Note 22—Trade and other receivables €million 2025 2024  Trade receivables, net of provisions 507 349 Unbilled accrued revenue, net of provisions 243 242 Other receivables 111 165 Total trade and other receivables 861 756 Of which: Financial receivables 828 726 Non-financial receivables 33 30 Non-current 91 107 Current 770 649 Unbilled accrued revenue represents revenue recognized, but not billed, under long-term customer contracts. Billing will occur based on the terms of the contracts. The non-current balance represents entirely unbilled accrued revenue. An amount of EUR 19 million (2024: EUR 6 million) was expensed in 2025 reflecting an increase in the impairment of trade and other receivables. This amount is recorded in ‘Other operating expenses’ and includes a reversal of provision of EUR 29 million (2024: EUR 33 million) mainly related to cash collections in respect of trade receivable balances previously provisioned. As at 31 December 2025, trade and other receivables with a nominal amount of EUR 134 million (2024: EUR 114 million) were impaired. Movements in the provision for the impairment of trade and other receivables were as follows: €million 2025 2024 As at 1 January114 114 Business combination 22 0 Increase in provision 48 39 Reversals of provision (29) (33) Utilised (19) (10) Other movements 6 - Impact of currency translation (8) 4 As at 31 December134 114 Note 23—Financial instruments Fair value estimation and hierarchy The Group uses the following hierarchy levels for determining the fair value of financial instruments by valuation technique: • Level 1—Quoted prices in active markets for identical assets or liabilities; • Level 2—Other techniques for which all inputs which have a significant effect on the recorded fair value are observable either directly or indirectly; • Level 3—Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data. The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the reporting date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm’s-length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis and option pricing models. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of the contingent value rights was determined using a probability-weighted model. The Group values cash and cash equivalents at fair value using observable inputs being credit ratings of financial institutions where it has cash and cash equivalents. For level 2 non-listed borrowings the Group uses market interest rates and discounted cash flows method. 58

Cross-currency swap

On 24 June 2025, as part of its risk management strategy, the Group has entered into a cross-currency swaps ("CCS") to synthetically convert the EUR 1 billion Eurobond proceeds into USD, aligning with the intended use of funds for the acquisition of Intelsat and subsequent intercompany loans. The fair value of the CCS as at 31 December 2025 was EUR 9 million and is presented under "Derivatives" in the consolidated statement of financial position and the consolidated statement of comprehensive income.

Fair values

The fair value of borrowings has been calculated with the quoted market prices except for the European Investment Bank Floating Rate Loan Facility, Term Loan Agreement floating rate Loan Facility, LuxGovSat Fixed Term Loan Facility, SES Astra 1P Fixed Term Loan Facility, and SES Satellites Ventures Floating Term Loan Facility, for which the discounted expected future cash flows at prevailing interest rates has been used. The fair value of foreign currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. All borrowings are measured at amortised cost.

Unless otherwise stated, the fair value of each class of financial assets and liabilities measured at amortised cost approximates their carrying amount. To that effect, for instruments carried at amortised cost, the Group determined that the fair value at origination date approximates the carrying amount, either due to the short-term nature of the instruments, or because the stated rates are close to the prevailing market rates and / or there were no significant origination costs at origination date.

Set out below is a comparison by category of carrying amounts and fair values of all the Group's financial instruments that are carried in the financial statements.

€ million	Carried at fair value		Carried at amortised cost	
At 31 December	**2025**	**2024**	**2025**	**2024**
Financial receivables (Note 22)	-	-	828	726
Cash and cash equivalents – Level 2	1,075	3,521	-	-
Other financial assets – Level 1	2	1	-	-
Other financial assets – Level 3	127	33	15	-
Total assets	**1,204**	**3,555**	**843**	**726**
Borrowings – Level 1		-	5,090	4,127
Borrowings – Level 2		-	1,215	393
Borrowings**		-	6,305	4,520
Lease liabilities	-	-	635	51
Derivatives: Cross-currency swap – Level 2	9	-	-	-
Fixed asset suppliers***	-	-	443	610
Other long-term liabilities	-	-	35	55
Contingent value rights – Level 3	749	-	-	-
Financial liabilities (Note 31)	-	-	973	663
Total liabilities	**758**	**-**	**8,391**	**5,899**

** Fair value of the borrowings in 2025 is EUR 6,058 million (2024: EUR 4,137 million)

*** Fair value of the fixed asset suppliers in 2025 is EUR 434 million (2024: EUR 592 million

Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 financial assets for the period ended 31 December 2025:

€million	Unlisted equity securities	Unlisted debt securities	Other financial assets	Total
As at 1 January 2025	**19**	**-**	**13**	**32**
Business combination	57	15	24	96
Recognized in profit or loss*	(4)	-	(8)	(12)
Purchases	19	4	-	23
Settlements	-	-	-	-
Other changes	-	-	3	3
As at 31 December 2025	**91**	**19**	**32**	**142**

* includes unrealized losses recognized in profit or loss attributable to balances held at the end of the reporting period

59

The following table presents the changes in Level 3 financial liabilities for the period ended 31 December 2025:  Contingent €million value rights Total As at 1 January 2025 -—Issues 737 737 FV recognized in profit or loss* 28 28 Other changes** (16) (16) As at 31 December 2025 749 749 * Includes unrealized losses recognized in profit or loss attributable to balances held at the end of the reporting period ** Includes taxes paid to the CVR holders and exchange rate differences There were no transfers between Level 1 and 2 during the current or prior year. The following table summarises the quantitative information about the significant unobservable inputs used in level 3 fair value measurements (see above for the valuation techniques adopted) and how a reasonable change in the input would affect the fair value. Fair value at 31 Valuation Unobservable inputs Range/percentages Relationship of December 2025 technique (probability weighted unobservable inputs to Description (€million) average) fair value Unlisted equity 10 Net asset n/a* n/a*securities** value 4 Discounted High-yield 8%-10% (9.6%) The higher the cash flow corporate bond rate discount rate, the lower the fair value 3 Discounted Eurobond 2%-3% (2.2%) The higher the cash flow Government rate discount rate, the lower the fair value CVRs 755 Discounted Discount Rate 8%—9% (8.5%) The higher the cash flow discount rate, the lower the fair value * The Group has determined that the reported net asset value represents fair value at the end of the reporting period. ** Unlisted equity securities do not include securities for which unobservable inputs were not developed by the Group. There were no significant interrelationships between unobservable inputs that materially affect fair values. For investments acquired as part of the Intelsat acquisition, the Group engaged an external, independent, and qualified valuation firm to determine the fair value of financial items required for financial reporting purposes, including level 3 fair values. Management determined the inputs to be used by the external valuation firm. The main Level 3 inputs used by the Group and the external valuation firm are derived and evaluated as follows: • Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model and other techniques. • Earnings growth factors for unlisted equity securities are estimated based on market information for similar types of companies. • Contingent value rights (see Note 4). 60

Note 24 - Financial risk management objectives and policies

The Group's financial instruments comprise: a syndicated loan, Eurobonds, US dollar bonds (144A), a Euro-dominated Private Placement, a German Bond ('Schuldschein'), financing facilities from European Investment Bank, deeply-subordinated loans, committed credit facilities for specified satellites and projects, cash, money market funds and short-term deposits.

The main purpose of the debt instruments is to raise funds to finance the Group's day-to-day operations, as well as for other general business purposes. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The main risks arising from the Group's financial instruments are liquidity risks, foreign currency risks, interest rate risks and credit risks. The general policies are periodically reviewed and approved by the board.

1 *Liquidity risk*

The Group's objective is to efficiently use cash generated to maintain borrowings at an appropriate level. In case of liquidity needs, the Group can call on committed syndicated loan, and EIB uncommitted loans. In addition, if deemed appropriate based on prevailing market conditions, the Group can access additional funds through the European Medium-Term Note programme. The Group's debt maturity profile is tailored to allow the Company and its subsidiaries to cover repayment obligations as they fall due.

The Group operates a centralised treasury function which manages, amongst others, the liquidity of the Group to optimise the funding costs. This is supported by a daily cash pooling mechanism.

Liquidity is monitored regularly through a review of cash balances, the drawn and issued amounts and the availability of additional funding under committed credit lines, the commercial paper programme and the EMTN Programme (EUR 3,411 million as at 31 December 2025 and EUR 6,752 million as at 31 December 2024 - more details in Note 29).

The table below summarises the projected contractual undiscounted cash flows of the non-derivative financial liabilities based on the maturity profile as at 31 December 2025 and 2024.

€million	Within 1 year	Between 1 and 5 years	After 5 years	Total
As at 31 December 2025:				
Borrowings	803	3,569	1,988	6,360
Future interest commitments	214	853	497	1,564
Trade and other payables	973	-	-	973
Other long-term liabilities	-	36	-	36
Lease liabilities	110	412	270	792
Fixed assets suppliers	279	164	-	443
Total maturity profile	**2,264**	**5,149**	**2,755**	**10,168**
As at 31 December 2024:				
Borrowings	273	2,509	1,773	4,555
Future interest commitments	160	552	638	1,350
Trade and other payables	663	-	-	663
Other long-term liabilities	-	56	-	56
Lease liabilities	19	28	8	55
Fixed assets suppliers	184	426	-	610
Total maturity profile	**1,299**	**3,571**	**2,419**	**7,289**

2 *Foreign currency risk*

SES is active in markets outside the Eurozone, with business operations in many locations throughout the world. The Group's main exposures to foreign currency at the end of the reporting period are in respect of balances denominated in US dollars related to cash and cash equivalents (2025: EUR 289 million; 2024: EUR 2,338 million), intercompany balances (2025: EUR 1,819 million; 2024: EUR -2,048 million), fixed assets suppliers (2025: EUR -83 million; 2024: EUR -192 million), CCS (2025: EUR -987 million; 2024: nil), net external debt (2025: EUR -383 million; 2024: EUR nil), CVR (2025: EUR -750 million; 2024: nil).

The aggregate net foreign exchange gains/ losses recognized in profit or loss were:

	2025	**2024**	**2023**
Net foreign exchange gain included in main currencies	**-29**	2	3
Net foreign exchange gain/ (loss) included in other currencies	**3**	-1	2
Net foreign exchange gain included in foreign exchange transactions	**10**	4	8
Total	**-16**	**5**	**13**

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SES uses certain financial instruments to manage its exposure to fluctuations in foreign currency exposure rates. Examples used to mitigate such exposures are the spot or forward buying and selling of foreign currencies, creating natural hedges (for example intercompany loans, quasi-equity qualification of such intercompany loans, intercompany dividend distributions), and external hedging, whereby speculative foreign exchange trading is disallowed under internal policies. The Group may enter into forward currency contracts to eliminate or reduce the currency exposure arising from individual capital expenditure projects such as satellite procurements, tailoring the maturities to each milestone payment to maximise effectiveness. Depending on the functional currency of the entity with the capital expenditure commitment, the foreign currency risk may be in euro or in US dollar. The forward contracts are in the same currency as the hedged item and can cover up to 100% of the total value of the contract.The Group has a corresponding exposure in the consolidated income statement, excluding the impacts of C-band repurposing, of EUR 1,790 million or 68% of the Group’s revenue and other income (2024: EUR 1,209 million or 60.4%) and EUR 802 million or 57% of its operating expenses (2024: EUR 492 million or 45.0%) being denominated in US dollars. 3 Fair value hedge On 27 June 2025, the Group put in place a fair value hedge of the foreign currency exposure, through the use of the EUR/USD final exchange leg of a CCS. The hedge ratio is set at 1:1 (100%), meaning that the notional amount of the USD leg of the CCS is exactly equal to the principal value of the USD-denominated intercompany loan and/or cash and cash equivalents held by the Group. The hedged item is USD 1.2 billion cash, cash equivalents and/or USD intercompany loan(s) and the hedging instrument is the USD final exchange leg of the CCS of the same amount. The fair value hedge in respect of the spot component changes of the swap derivative amounts to EUR 8 million and is presented in the consolidated statement of comprehensive income. SES has elected to exclude from the hedge designation all components of the CCS fair value that are not attributable to spot movements. The excluded components are accounted separately in the consolidated statement of comprehensive income. 2025 $millionUSD statement of financial position exposure: Cash and cash equivalents 0 Intercompany loan 1,160 Total 1,160 Hedged with:USD final exchange leg of the CCS 1,160 Total 1,160 Hedged proportion 100% 4 Cash flow hedges In April 2025, the Group has put in place a cash flow hedge to manage foreign exchange risk related to the USD-denominated payment for the acquisition of Intelsat and to mitigate income statement volatility resulting from the accumulation of USD liquidity for the transaction. The hedging instrument was the USD balance of the money market funds from 1 April 2025 until 17 July 2025, the date of Intelsat’s acquisition, as well as foreign exchange contracts. The fair value loss on cash flow hedges, net of tax amounted to EUR 17 million and was presented against the goodwill recognized at acquisition date. 5 Hedge of net investment in foreign operations As at 31 December 2025, certain borrowings denominated in US dollars were designated as hedges of the net investments in SES Americom, Inc. and its subsidiaries (‘SES Americas’), SES Holdings (Netherlands) BV and its subsidiaries (‘SES Netherlands’) and MX1 Limited to hedge the Group’s exposure to foreign exchange risk on these investments. In July 2025, following Intelsat acquisition, USD 550 million of the Term Loan Agreement was designated as hedge of the net investment in Intelsat Jackson Holdings S.à r.l. (formerly Intelsat Jackson Holdings S.A.). As at 31 December 2025, all designated net investment hedges were assessed to be highly effective and a total gain of EUR 22 million, stated net of tax of EUR 8 million is included as part of other comprehensive income for the period (2024: loss of EUR 11 million, stated net of tax of EUR 4 million). The following table sets out the hedged portion of USD statement of financial position exposure as at 31December: 62

$million	2025	2024
USD statement of financial position exposure:		
SES Americas	700	225
SES Netherlands	889	1,797
MX1 Limited, Israel	16	17
Intelsat Jackson Holdings S.à r.l.	5,863	-
Total	**7,468**	**2,039**
Hedged with:		
US Bonds	**250**	**250**
Term Loan Agreement	**550**	**-**
Total	**800**	**250**
Hedged proportion	**11%**	**12%**

The following table demonstrates the sensitivity to a +/- 20% change in the US dollar exchange rate on the nominal amount of the Group's US dollar net investment, with all other variables held constant. All value changes are eligible to be recorded in other comprehensive income with no impact on profit and loss.

At the beginning of 2025 the dollar dropped sharply, then recovered modestly as markets reassessed the Federal Reserve's policy, after which it remained relatively stable for the remainder of the year. Looking ahead to 2026, the analysts expect a continued, gradual weakening of the USD.

31 December 2025	Amount in USD million	Amount in EUR million at closing rate of $1.175	Amount in EUR million at rate of $1.41	Amount in EUR million at rate of 0.94
USD statement of financial position exposure:				
SES Americas	700	596	497	745
SES Netherlands	889	756	630	945
MX1 Limited, Israel	16	13	11	17
Intelsat Jackson Holdings S.à r.l.	5,863	4,991	4,158	6,237
Total	**7,468**	**6,356**	**5,296**	**7,944**
Hedged with:				
US Bonds	250	213	177	266
Term Loan Agreement	550	468	390	585
Total	**800**	**681**	**567**	**851**
Hedged proportion	**11%**			
Absolute difference without hedging			(1,059)	1,589
Absolute difference with hedging			(946)	1,419

31 December 2024	Amount in USD million	Amount in EUR million at closing rate of 1.04	Amount in EUR million at rate of 1.25	Amount in EUR million at rate of 0.83
USD statement of financial position exposure:				
SES Americas	225	217	180	272
SES Netherlands	1,797	1,730	1,438	2,166
MX1 Limited, Israel	17	16	14	20
Total	**2,039**	**1,963**	**1,632**	**2,458**
Hedged with:				
US Bonds	250	241	200	301
Other external borrowings	-	-	-	-
Total	**250**	**241**	**200**	**301**
Hedged proportion	**12%**			
Absolute difference without hedging			(331)	494
Absolute difference with hedging			(291)	433

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6 *Interest rate risk*

The Group's exposure to market interest rate risk relates primarily to its debt portion at floating rates. In order to mitigate this risk, the Group generally contracts its debt at fixed rates, and monitors carefully the evolution of market conditions, adjusting the mix between fixed and floating rate debt if necessary.

To mitigate the Group's interest rate risk in connection with near-term debt refinancing needs, the Group may from time to time enter into interest rate hedges. As per 31 December 2025 and 31 December 2024, the Group had no interest rate hedges outstanding.

The table below summarises the split of the carrying amount of the Group's debt between fixed and floating rate.

€million	At fixed rates	At floating rates	Total
Borrowings at 31 December 2025	**5,150**	**1,155**	**6,305**
Borrowings at 31 December 2024	4,510	10	4,520

Euro interest rates €million	Floating rate borrowings	Increase in rates Pre-tax impact	Decrease in rates Pre-tax impact
Borrowings at 31 December 2025	**1,155**	**0**	**4**
Borrowings at 31 December 2024	10	0	-

The Group's debt portion at floating rate is the EIB loan, a USD denominated TLA and junior loan. The interest rate risk was calculated based on prognosis for interest rate fluctuations.

7 *Customer credit risk*

The Group has the following types of financial assets subject to the 'expected credit loss' model: trade receivables; unbilled accrued revenue; and C-band repurposing reimbursement receivables.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. To measure expected credit losses on trade receivables and unbilled accrued revenue, they are grouped based on shared credit risk characteristics, country and days past due. Unbilled accrued revenues have substantially the same risk characteristics as trade receivables for the same types of contracts and so management believes that the expected loss rates for trade receivables are a reasonable approximation of those for unbilled accrued revenue.

The credit verification procedures in relation to trade receivables and unbilled accrued revenue include the assessment of the creditworthiness of the customer by using sources of quality information such as external specialist reports, audited annual reports, press articles or rating agencies. Should the customer be a governmental entity, the official debt rating of the respective country is a key driver in determining the appropriate credit risk category.

Following this credit analysis, the customer is classified into a credit risk category which can be as follows: 'Prime' (typically publicly rated and listed entities), 'Market' (usually higher growth companies with higher leverage), 'Sub-prime' (customers for which viability is dependent on continued growth with higher leverage), or Government (governments or governmental institutions, subject to the corresponding country meeting minimum credit rating criteria). The credit profile is updated at least once a year for all key customers with an ongoing contractual relationship.

There are no significant concentrations of credit risk, whether through exposure to individual customers, specific industry sectors and/or regions.

The Group applies the IFRS 9 simplified approach to measuring expected credit losses for trade receivables and unbilled accrued revenue by measuring the loss allowance at an amount equal to lifetime expected credit losses. To measure the expected credit losses, trade receivables and unbilled accrued revenue have been grouped in portfolios based on shared credit risk characteristics (credit risk profile: Prime, Market, Sub-prime, and Government), World bank defined regions (East Asia and Pacific, Europe and Central Asia, Latin America and the Caribbean, Middle East and North Africa, North America, South Asia, Sub-Saharan Africa) and the days past due. SES incorporates forward-looking information through the country risk premium. For sub-prime segments, the historical ECL rate is compared to the relevant country risk premium and increased when lower, ensuring the provision reflects forward-looking sovereign and macro-economic risk

In order to compute the provision, the gross trade receivables balance is reduced for any portion representing deferred revenue and any securities held. Trade receivables and unbilled accrued revenue are written off when there is no reasonable expectation of recovery. The Group's largest customers are large media companies and government agencies, and hence the credit risk associated with these contracts is assessed as low.

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The Company calculates loss expectancy rates based on the history of losses to create a provision matrix. On that basis, the provision as at 31 December 2025 and 31 December 2024 is as follows:

€million

31 December 2025	Current	Less than 1 month	Between 1 and 3 months	More than 3 months	Total
Average expected loss rate (by portfolio)	5.6%	9.2%	13.0%	29.5%	
Gross carrying amount – trade receivables	163	178	111	124	576
Provision	**25**	**-**	**-**	**10**	**35**

31 December 2024	Current	Less than 1 month	Between 1 and 3 months	More than 3 months	Total
Average expected loss rate (by portfolio)	2.8%	3.9%	7.0%	13.1%	
Gross carrying amount – trade receivables	208	51	38	133	430
Provision	**2**	**-**	**-**	**14**	**16**

The provision in respect of unbilled accrued revenue as at 31 December 2025 amounts to EUR 64 million and the corresponding expected credit loss is 21% (31 December 2024: EUR 34 million, 12%).

An amount of EUR 19 million (2024: EUR 1 million) was expensed in 2025 reflecting an increase in the IFRS 9 related provision for trade and other receivables.

Additional provisions are recorded for trade receivable balances if specific circumstances or forward-looking information lead the Group to believe that additional collectability risk exists with respect to customers that are not reflected in the loss expectancy rates. A cumulative provision for trade receivables of EUR 70 million has been recorded as of 31 December 2025 (31 December 2024: EUR 80 million).

The movement in provisions for trade receivables and unbilled accrued revenue as at 31 December 2025 and 2024 are as follows:

	Trade receivables			Unbilled accrued revenue		
€million	2025	2024	2023	2025	2024	2023
At 1 January	**80**	96	100	**34**	18	14
Business combination	**21**			**2**		
Increase in provision recognized in profit or loss	**16**	30	41	**32**	9	1
Receivables written off as uncollectible	**(15)**	(18)	(13)	**(5)**	8	8
Unused amount reversed	**(27)**	(31)	(29)	**(2)**	(2)	(1)
Other movements	**-**	-	-	**6**	-	(3)
Impact of currency translation	**(5)**	3	(3)	**(3)**	1	(1)
At 31 December	**70**	**80**	**96**	**64**	**34**	**18**

8 *Financial credit risk*

With respect to the credit risk relating to financial assets, this exposure relates to the potential default of the counterparty, with the maximum exposure being equal to the carrying amount of these instruments. The counterparty risk from a cash management perspective is reduced by the implementation of several cash pools, accounts and related paying platforms with different counterparties.

To mitigate the counterparty risk, the Group only deals with recognized financial institutions with an appropriate credit rating - generally 'A' and above - and in adherence to a maximum trade limit for each counterparty which has been approved for each type of transactions. All counterparties are financial institutions which are regulated and controlled by the national financial supervisory authorities in the relevant jurisdiction. The counterparty risk portfolio is analysed on a quarterly basis. Moreover, to mitigate any counterparty risk, the portfolio is diversified as regards the main counterparties ensuring a well-balanced relation for all categories of products (derivatives as well as deposits).

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9 Capital management

The Group aims to have a balanced mix of equity and debt capital. In addition, it is the Group's policy is to attain and retain an investment grade rating from at least two reputable rating agencies. These investment grade ratings serve to maintain investor, creditor, and market confidence. Within this framework, the Group manages its capital structure and liquidity in order to reflect changes in economic conditions to keep its cost of debt low, maintain the confidence of debt investors at a high level and to create added value for shareholders.

The Group's dividend policy takes into account the financial performance of the year, business plan cash flow requirements and other factors such as yield and pay-out ratio.

Note 25 - Cash and cash equivalents

€million	2025	2024
Cash at bank and in hand	**348**	290
Cash and cash equivalents subject to contractual restrictions	**401**	300
Term deposits	**167**	1,458
Money market funds	**159**	1,473
Total cash and cash equivalents	**1,075**	**3,521**

Cash at banks and money market funds are subject to interest at floating rates based on daily bank rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group - and earn interest at the respective deposit rates. Cash and cash equivalents are held at various financial institutions meeting the credit rating criteria set out in Note 24 above. See also Note 4 in connection with the acquisition of Intelsat Holdings S.à r.l. for a cash consideration of USD 2.6 billion (EUR 2.2 billion) closed on 17 July 2025.

Cash and cash equivalents subject to contractual restrictions relate to EUR 401 million (2024: EUR 300 million) funds in relation to the IRIS² programme available to both SES ASTRA S.A. and other consortium members for programme related costs.

Note 26 - Shareholders' equity

Issued capital

SES has a subscribed capital of EUR 696 million (2024: EUR 696 million), represented by 371,457,600 Class A shares (2024: 371,457,600 Class A shares) and 185,728,800 Class B shares (2024: 185,728,800 Class B shares) with no par value.

The movement between the opening and closing number of shares issued per class of share can be summarized as follows:

	Class A shares	Class B shares	Total shares
As at 1 January 2025	**371,457,600**	**185,728,800**	**557,186,400**
As at 31 December 2025	**371,457,600**	**185,728,800**	**557,186,400**

	Class A shares	Class B shares	Total shares
As at 1 January 2024	**371,457,600**	**185,728,800**	**557,186,400**
As at 31 December 2024	**371,457,600**	**185,728,800**	**557,186,400**

Fiduciary Deposit Receipts ('FDRs') with respect to Class A shares are listed on the Luxembourg Stock Exchange and on Euronext Paris. They can be traded freely and are convertible into Class A shares at any time and at no cost at the option of the holder under the conditions applicable in the Company's articles of association and in accordance with the terms of the FDRs.

All Class B shares, other than those held by the Company as Treasury Shares, are held by the State of Luxembourg, or by Luxembourg public institutions. Dividends paid for one share of Class B equal 40% of the dividend for one share of Class A.

A shareholder, or a potential shareholder, who seeks to acquire, directly or indirectly, more than 20%, 33%, or 50% of the shares of the Company must inform the Chairman of the board of directors of the Company of such an intention. The Chairman of the board of directors of the Company shall forthwith inform the government of the Grand Duchy of

66

Luxembourg of the envisaged acquisition which may be opposed by the government within three months should the government determine that such an acquisition would be against the general public interest.

In case of no opposition from the government, the board will convene an extraordinary meeting of shareholders which may decide at a majority provided for in article 450-3 of the law of 10 August 1915, as amended, regarding commercial companies, to authorize the shareholder, or potential shareholder, to acquire more than 20%, 33%, or 50% of the shares. If it is an existing shareholder of the Company, it may attend the general meeting and will be included in the count for the quorum but may not take part in the vote.

Share buyback programme

On 3 August 2023 the Company announced a share buyback programme under the authorization given by the Annual General Meeting of shareholders held on 6 April 2023. In connection with this programme, as of 31 December 2025 the Group acquired 23,952,416 FDRs at a weighted average price of EUR 5.22 per FDR and 11,976,209 Class B shares at an average price of EUR 2.09 per B-share, resulting in a total cost of the programme of EUR 150 million.

Subject to the agreement of the shareholders, the Company also purchases FDRs in connection with executives' and employees' share-based payment plans. At the year-end, the Company held 2,558,176 FDRs relating to such plans. These FDRs are disclosed as treasury shares in the consolidated statement of financial position and are carried at acquisition cost as a deduction from equity.

	2025	2024	2023
FDRs held as at 31 December	**26,510,592**	27,851,115	9,615,110
Carrying value of FDRs held (*€million*)	**156**	173	90
Class B shares held as at 31 December	**11,976,209**	11,976,209	-
Carrying value of Class B shares held (*€million*)	**25**	25	-

EUR 550 million Deeply Subordinated Fixed Rate Resettable Securities

In November 2016 SES issued Deeply Subordinated Fixed Rate Resettable Securities for an amount of EUR 550 million, with a first call on 29 January 2024. The securities bear a coupon of 5.625% per annum to the first call date and were priced at 99.304% of their nominal value. Tender premium and transaction costs for this transaction amounted to EUR 8 million and were deducted from "Other reserves".

On December 4, 2023 the Company issued a notice of redemption to holders of its EUR 550 million Deeply Subordinated Fixed Rate Resettable Securities with a call date on January 29, 2024, on which date the Company fully settled those securities.

EUR 625 million Deeply Subordinated Fixed Rate Resettable Securities

In May 2021 SES issued Deeply Subordinated Fixed Rate Resettable Securities for an amount of EUR 625 million, with a first call date on 27 August 2026. The securities bear a coupon of 2.875% per annum and were priced at 99.409% of their nominal value. Tender premium and transaction costs for this transaction amounted to EUR 26 million and were deducted from "Other reserves".

Coupon payments in respect of the Deeply Subordinated Fixed Rate Resettable Securities occurred on 30 January 2024 (EUR 31 million), 27 August 2024 (EUR 18 million), January 2025 (EUR 1 million), 27 August 2025 (EUR 15 million) and have been deducted from 'Other reserves'. Tax on the Perpetual Bonds coupon accrual of EUR 4 million (2024: EUR 6 million, 2023: EUR 14 million) has been credited to 'Other reserves'.

In 2024 the Group repurchased in the open market an aggregate amount of EUR 37 million in principal amount of its EUR 625 million Deeply Subordinated Fixed Rate Resettable Securities issued on 27 May 2021. The Group's cash outflow in respect to the repurchase amounted to EUR 35 million and the repurchase resulted in EUR 2 million gain being recorded in 'Other reserves'. On 23 January 2025, the Group repurchased in the open market an amount of EUR 63 million in principal amount of its EUR 625 million Deeply Subordinated Fixed Rate Resettable Securities issued on 27 May 2021 (following EUR 37 million repurchased in 2024). The Group's cash outflow in respect to the repurchase amounted to EUR 59 million and the repurchase resulted in EUR 4 million gain being recorded in "Other reserves". In accordance with the terms and conditions of the Securities, the purchased Securities were cancelled. Following these transactions, the outstanding principal amount of the Securities at the year-end was EUR 525 million.

The Company may, at its discretion, elect to defer all or part of any interest payment. Coupon accruals may be paid at the option of the Company in whole or in part at any time. Coupons become payable under the following circumstances: whenever the Company makes dividend payments or other distributions in respect of any junior obligations or parity obligations of the Company or the guarantor (SES Americom, Inc.); whenever the Company or the

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guarantor elects to redeem, repurchase or otherwise acquire any junior obligations or parity obligations; whenever the Company does not elect to defer all of the interest accrued in respect of the relevant interest period; or upon redemption or repayment of the securities.

Other reserves

In accordance with Luxembourg legal requirements, a minimum of 5% of the yearly statutory net profit of the Company is transferred to a legal reserve which is non-distributable. This requirement is satisfied when the reserve reaches 10% of the issued share capital. As at 31 December 2025 a legal reserve of EUR 70 million (2024: EUR 70 million) is included within other reserves. Other reserves include a non-distributable amount of EUR 181 million (2024: EUR 198 million) linked to treasury shares, and an amount of EUR 54 million (2024: EUR 54 million) representing the net worth tax reserve for 2018-2019, for which the distribution would result in the payment of net worth tax at a rate of up to 20% of the distributed reserve in accordance with Luxembourg law requirement.

Note 27 - Non-controlling interests

Set out below is the summarised financial information before intercompany eliminations for each of the subsidiaries referred to in Note 2 which have non-controlling interests (NCI) that are material to the Group, namely

1. LuxGovSat S.A. ('LuxGovSat') with a 50% NCI; and
2. Al Maisan Satellite Communication Company LLC ('Al Maisan') with a 65% NCI.

As part of the acquisition, the Group acquired a 50% NCI in Horizons Holdings, which has an accumulated NCI of EUR 25 million as at 31 December 2025. In addition, the Group has a 50% NCI in Luxembourg Space Sector Development SCSp, which has an accumulated NCI of EUR 5 million (2024: EUR 4 million) as at December 31, 2025. Each of these entities has assets, liabilities, and operations that are not material to the Group.

€million	LuxGovSat		Al Maisan	
Summarised balance sheet	2025	2024	2025	2024
Current assets	38	23	4	4
Current liabilities	(34)	(25)	(2)	(2)
Current net assets / (liabilities)	4	(2)	2	2
Non-current assets	116	131	14	24
Non-current liabilities	(17)	(34)	(1)	-
Non-current net assets	99	97	13	24
Net assets	103	95	15	26
Accumulated NCI	52	48	10	17
Transactions with NCI	-	-	-	-

€million	LuxGovSat			Al Maisan		
Summary comprehensive income	**2025**	2024	**2023**	**2025**	2024	2023
Revenue	44	38	31	8	10	7
Operating expenses	(13)	(12)	(12)	(4)	(4)	(4)
Profit / (loss) for the period	4	9	4	(1)	2	-
Other comprehensive income	-	-	-	-	-	-
Total comprehensive income	4	9	4	(1)	2	-
Profit / (loss) allocated to NCI	2	4	2	(1)	1	-
Dividend paid to NCI	-	-	-	-	-	-

68

€million	LuxGovSat			Al Maisan		
Summary cash flows	**2025**	**2024**	**2023**	**2025**	**2024**	**2023**
From / (absorbed by) operating activities	32	37	16	5	6	5
From / (absorbed by) investing activities	(7)	-	-	-	-	-
From / (absorbed by) financing activities	(25)	(37)	(16)	(5)	(6)	(12)
Net foreign exchange movements	-	-	-	-	-	(1)
Increase / (decrease) in cash position	-	-	-	-	-	(8)

Note 28 - Share-based compensation plans

The Group has three share-based compensation plans which are detailed below.

1 Simulated Restricted Share Units ('SRSU')

SRSU are cash-settled awards delivered on 1 June following a three-year vesting period. The liability for the cash-settled awards is measured initially and at the end of each reporting period until settled, at the fair value of the share appreciation rights, taking into account the terms and conditions on which the stock appreciation rights were granted and recognized to the extent to which the employees have rendered services to date.

During 2025 (2024: nil) (2023: 1,233,352), no SRSU have been granted. During the same period, 195,742 SRSUs (2024: 282,548) (2023: 172,473) have been forfeited and 719,769 SRSUs (2024: 647,870) (2023: 652,648) have vested. A liability of EUR 3,904,033 (31 December 2024: EUR 3,525,918) (December 31, 2023: EUR 7,290,615) has been recognized in the consolidated statement of financial position as of 31 December 2025 based on the 819,840 outstanding SRSUs (31 December 2024: 1,735,344) (December 31, 2023: 2,665,762) measured at the Group's share price at the end of the year on a pro-rata basis over 3 years vesting period.

2 Equity Based Compensation Plan comprising options ('EBCP Option')

The EBCP Option is usually available to Group executives. Under the plan, the "date of Option Grant" means the first business day that follows fifteen (15) market trading days for Shares after the Allocation Period during which the Fair Market Value is fixed. For EBCP Option grants till year 2020 inclusive and prior, one-quarter of the entitlement vests on each 1 January of the four years following the Date of Option Grant. For EBCP Grants from 2021 onwards a 3-year cliff vesting on June 1 (Y+3) was introduced. One EBCP Grant has an exceptional vesting arrangement whereby one fifth of the entitlement vests on each 1 June of the five years following the Date of Option Grant. There were no stock options granted in 2025. Once vested, the options can be exercised until the tenth anniversary of the original grant. As at 31 December 2025 all stock option grants are fully vested.

	2025	2024	2023
Outstanding options at the end of the year	**11,282,865**	15,165,029	19,049,997
Weighted average exercise price in euro	**11.22**	**11.54**	**11,88**

Out of 11,282,865 (2024: 15,165,029) (2023: 19,049,997) outstanding options as the end of 2025, 11,282,865 (2024: 12,183,981) (2023: 11,242,584) options are exercisable. In 2025 274,652 (2024: 59,060) (2023: 147,451) treasury shares were delivered at a weighted average exercise price of EUR 6.07 (2024 EUR 5.97) (2023 EUR 6.11) each. On average the related weighted average share price at the time of exercise during 2025 was EUR 6.63 per share.

69

Movements in the number of share options outstanding and their related weighted average exercise prices in euro are as follows:

	2025		2024		2023	
	Average exercise price per share option	**Number of options**	Average exercise price per share option	Number of options	Average exercise price per share option	Number of options
At 1 January	**11.54**	**15,165,029**	11.88	19,049,997	12.09	20,348,470
Granted	**-**	**-**	-	-	-	-
Forfeited	**12.96**	**(3,607,512)**	13.33	(3,825,908)	16.32	(1,151,022)
Exercised	**6.07**	**(274,652)**	5.97	(59,060)	6.11	(147,451)
At 31 December	**11.22**	**11,282,865**	**11.54**	**15,165,029**	**11.88**	**19,049,997**

Share options outstanding at the end of the year have the following expiry date and exercise prices in euro:

Grant	Expiry date	Exercise price per share options	Number of options		
			2025	2024	2023
2022	2032	8.40	**2,374,959**	3,037,691	3,805,164
2022	2032	6.00	**50,113**	196,834	247,307
2021	2031	6.40	**1,977,005**	2,571,440	3,069,930
2020	2030	5.97	**2,023,886**	2,810,388	3,434,330
2019	2029	15.01	**964,839**	1,304,353	1,638,010
2018	2028	18.23	**242,000**	242,000	407,000
2018	2028	12.67	**2,002,464**	2,540,829	3,038,030
2017	2027	21.15	**944,969**	1,249,983	1,600,721
2016	2026	24.39	**702,630**	888,300	1,084,398
2015	2025	32.73	**-**	323,211	407,535
2014	2024	26.5	**-**	-	317,572
			11,282,865	**15,165,029**	**19,049,997**

3 Equity Based Compensation Plan ('EBCP')

The EBCP is also a programme for executives and senior executives of the Group, comprising performance shares ('EBCP PS') and restricted shares ('EBCP RS'). Under the plan, restricted shares are allocated to executives at the beginning of May each year and these vest on the 1 June following the third anniversary of the grant. In 2025 the performance shares were allocated in February, August, October and December. Vesting for performance shares are subject to the achievement of the Total Shareholder Return ('TSR'), measured on a relative basis to the median TSR performance of a panel of comparable companies and reviewed by the Remuneration Committee prior to the Share Vesting Date.

With the acquisition of Intelsat and to support the delivery of synergy targets, the structure of Performance Shares in the 2025 EBCP Share Grants was changed.

Fifty percent of the granted in 2025 Performance Shares will be subject to the achievement of Total Shareholder Return ("TSR"), while the remaining fifty percent will be tied to the delivery of synergy targets. These synergy targets are aligned with external communications and commitments.

In addition, in 2025 the company implemented: (1) one-off retention program, under which granted Performance Shares vest after a three-year cliff vesting period and are linked to specific synergy targets; and (2) the CEO received an additional performance equity grant under which granted Performance Shares will be subject to the achievement of the Adjusted EBITDA target for the financial year ended 31 December 2028 based on the 2025 Business Plan approved by the board of directors in November 2025. Further 50% of the Performance Shares will be subject to the achievement of the Net Debt target for the financial year ended 31 December 2028 based on the 2025 Business Plan approved by the board of directors in November 2025 (the Net Debt Target).

	2025	2024
Restricted and performance shares outstanding at the end of the year	**6,523,939**	4,438,497
Weighted average fair value in euro	**4.38**	**5.51**

70

During 2025, 745,197 (2024: 456,894) (2023: 451,705) restricted shares and 3,697,990 (2024: 1,635,264) (2023: 1,287,594) performance shares were granted; 255,337 (2024: 196,299) (2023: 67,853 ) restricted shares and 1,036,537 (2024: 355,197) (2023: 86,772) performance shares were forfeited; and 255,948 (2024: 944,846) (2023: 604,047 ) performance shares and 809,923 (2024: 372,805) (2023: 238,645) restricted shares were exercised.  The fair value of EBCP Option granted is estimated as at the date of the grant using a binomial model. The fair value of EBCP RS is estimated at the date of the grant by restating discounted dividends from share price and taking into account the terms and conditions upon which the shares were granted. The fair value of EBCP PS is estimated at the date of the grant using both Monte-Carlo simulation model and Black Scholes methodology and taking into account the terms and conditions upon which the shares were granted. The following table lists the average value of inputs to the model used for the years ended 31 December 2025 and 31 December 2024. EBCP PS and 2025EBCP RS Dividend yield (%)8.5%—22.02% Risk-free interest rate (%)1.96%—2.21% Expected life of shares (years)2.61 – 3.33 Share price at inception (EUR)3.16—6.60 Fair value per share (EUR)1.52 – 7.94 Total expected cost for each plan (€million)0.28—2.01 EBCP PS and 2024EBCP RS Dividend yield (%)11.04% Risk-free interest rate (%)2.80% Expected life of shares (years)3 Share price at inception (EUR)5.26 Fair value per share (EUR)4.23 -3.83 Total expected cost for each plan (€million)4.95 -1.87 The expected life of options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may or may not necessarily be the actual outcome. The total charge for the year for share-based compensation amounted to EUR 6 million (2024: EUR 10 million) (2023: EUR 13 million), out of which equity-settled EUR 3 million (2024: EUR 10 million) (2023: EUR 9 million) and cash-settled EUR 3 million (2024: nil) (2023: EUR 4 million). 71

Note 29 - Borrowings

As at 31 December 2025 and 2024, the Group's interest-bearing borrowings were:

€million	Effective interest rate	Maturity	Amounts outstanding 2025, carried at amortised cost
Non-current			
Euro Private Placement 2027 (EUR 140 million under EMTN)	4.00%	May 2027	140
Eurobond 2027 (EUR 500 million)	0.875%	November 2027	499
Eurobond 2028 (EUR 400 million)	2.00%	July 2028	398
Eurobond 2029 (EUR 750 million)	3.50%	January 2029	748
Eurobond 2030 (EUR 500 million)	4.125%	June 2030	497
Eurobond 2033 (EUR 500 million)	4.875%	June 2033	496
Fixed Term Loan (LuxGovSat), non-listed	3.30%	December 2027	16
German bond (EUR 50 million), non-listed	4.00%	November 2032	50
US Bond (USD 250 million)	5.30%	April 2043	208
US Bond (USD 500 million)	5.30%	March 2044	414
Hybrid Bond NC5.25 (EUR 500 million)	5.50%	September 2054	495
Hybrid Bond NC8 (EUR 500 million)	6.00%	September 2054	496
Floating Term Loan with European Investment Bank (EUR 300 million)	EURIBOR 6M + 0.867%	June 2032	300
Term Loan Agreement (USD 1,000 million)	SOFR 3M + 2.125%	June 2029	711
Fixed Term Loan (SES Astra 1P Sarl), non-listed	3.15%	March 2031	19
Floating Term Loan Facility (SES Satellites Ventures Sarl), non-listed	SOFR 3M + 2.2%	March 2030	20
Total non-current			**5,507**
Current			
Eurobond 2026 (EUR 650 million)	1.625%	March 2026	650
Term Loan Agreement (USD 1,000 million)	SOFR 3M + 2.125%	June 2029	124
Fixed Term Loan (LuxGovSat), non-listed	3.30%	December 2027	16
Fixed Term Loan (SES Astra 1P Sarl), non-listed	3.15%	March 2031	8
Total current			**798**

€million	Effective interest rate	Maturity	Amounts outstanding 2024, carried at amortised cost
Non-current			
Eurobond 2026 (EUR 650 million)	1.625%	March 2026	651
Euro Private Placement 2027 (EUR 140 million under EMTN)	4.00%	May 2027	140
Eurobond 2027 (EUR 500 million)	0.875%	November 2027	499
Eurobond 2028 (EUR 400 million)	2.00%	July 2028	398
Eurobond 2029 (EUR 750 million)	3.50%	January 2029	746
Fixed Term Loan (LuxGovSat), non-listed	3.30%	December 2027	32
German bond (EUR 50 million), non-listed	4.00%	November 2032	50
US Bond (USD 250 million)	5.30%	April 2043	235
US Bond (USD 500 million)	5.30%	March 2044	468
Hybrid Bond NC5.25 (EUR 500 million)	5.50%	September 2054	494
Hybrid Bond NC8 (EUR 500 million)	6.00%	September 2054	496
Fixed Term Loan (SES Astra 1P Sarl), non-listed	3.15%	March 2031	28
Floating Term Loan Facility (SES Satellites Ventures Sarl), non-listed	SOFR 3M + 2.2%	March 2030	10
Total non-current			**4,247**

72

€million	Effective interest rate	Maturity	Amounts outstanding 2024, carried at amortised cost
Current			
German bond (EUR 250 million), non-listed	1.71%	December 2025	250
Fixed Term Loan (LuxGovSat), non-listed	3.30%	December 2027	17
Fixed Term Loan (SES Astra 1P Sarl), non-listed	3.15%	March 2031	6
Total current			**273**

European Medium-Term Note ('EMTN') programme

SES has an EMTN programme enabling SES or SES Americom, Inc. to issue as and when required notes up to a maximum aggregate amount of EUR 5,500 million. As at 31 December 2025, SES had issued EUR 4,440 million (2024: EUR 3,440 million) under the EMTN programme with maturities ranging from 2026 to 2054.

German bond issue of EUR 400 million (2025/2026)

In 2018 the Group issued EUR 400 million in the German bond ('Schuldschein') market. The transaction consisted of two individual tranches:

- a EUR 150 million tranche with a floating interest rate of a six-month EURIBOR plus a margin of 0.8% and a final maturity date on 18 June 2024 was settled in full at maturity.
- a EUR 250 million tranche with a fixed interest rate of 1.71%, which was repaid on 18 December 2025.

EUR 650 million Eurobond (2026)

In 2018 SES issued a EUR 500 million 8-year bond under the EMTN programme. On the 22 June 2021 SES announced the successful launch and pricing of a tap of its 1.625% Notes in which it has agreed to sell incremental senior unsecured fixed rate notes of EUR 150 million. These notes were priced at 106.665% of their nominal value. The bond bears interest at a fixed rate of 1.625% and has a final maturity date on 22 March 2026.

EUR 500 million Eurobond (2027)

In November 2019, SES issued a EUR 500 million bond under the EMTN programme. The bond has an 8-year maturity and bears interest at a fixed rate of 0.875% and has a final maturity date of 4 November 2027.

EUR 140 million Private Placement (2027)

In 2012 SES issued three individual tranches of a total EUR 140 million Private Placement under the EMTN programme with ING Bank N.V. The Private Placement has a 15-year maturity, beginning 31 May 2012, and bears interest at a fixed rate of 4.00%.

EUR 400 million Eurobond (2028)

In July 2020, SES issued a EUR 400 million bond under the EMTN programme. The bond has an 8-year maturity and bears interest at a fixed rate of 2.00% and has a final maturity date on 2 July 2028.

EUR 750 million Eurobond (2029)

On 14 June 2022, SES issued a EUR 750 million bond under the EMTN programme. The bond has a 7-year maturity, bears interest at a fixed rate of 3.50%, and has a final maturity date on 14 January 2029.

73

EUR 500 million Eurobond (2030) On 24 June 2025, SES issued a EUR 500 million bond under the EMTN programme. The bond has a 5-year maturity, bears interest at a fixed rate of 4.125%, and has a final maturity date on 24 June 2030.  EUR 500 million Eurobond (2033) On 24 June 2025, SES issued a EUR 500 million bond under the EMTN programme. The bond has a 8-year maturity, bears interest at a fixed rate of 4.875%, and has a final maturity date on 24 June 2033. German bond issue of EUR 50 million (2032) In 2012 the Group signed an agreement to issue EUR 50 million in the German bond (‘Schuldschein’) market. The German bond bears a fixed interest rate of 4.00% and matures on 12 November 2032. 144A Bond USD 250 million (2043) In 2013 SES completed a 144A offering in the US market issuing a USD 250 million 30-year bond with a coupon of 5.30% and a final maturity date on 4 April 2043. 144A Bond USD 500 million (2044) In 2014 SES completed a 144A offering in the US market issuing a USD 500 million 30-year bond with a coupon of 5.30% and a final maturity date of 25 March 2044. Syndicated loan The facility is provided by 19 banks and has been structured as a 5-year multi-currency revolving credit facility. In 2021 the Company extended the termination date from 26 June 2025 to 26 June 2026. Another extension in 2024 set the termination date to 26 June 2028. The facility is for EUR 1,200 million and the interest payable is linked to a ratings grid. At the 31 December 2025 SES credit rating of BBB/ Ba1, the interest rate is 80 basis points over EURIBOR/SOFR. As at 31 December 2025 and 2024, no amount had been drawn under this facility. European Investment Bank (‘EIB’) Financing Facility EUR 300 million (2029) On 16 December 2022 SES signed a seven-year contract with the EIB which will support the funding of SES’s three fully digital satellites serving Western Europe, Africa and the Middle East. On 4 June 2025, SES drew down EUR 300 million, which bears interest at the 6-month EURIBOR plus a margin of 0.867% (may vary depending on the SES credit rating). EUR 115 million LuxGovSat Credit Facility In 2015 LuxGovSat S.A. signed a financing agreement with BGL BNP Paribas for EUR 115 million at a fixed coupon rate of 3.30% . The facility is repayable in 14 semi-annual instalments and has a final maturity date of1 December 2027.As at 31 December 2025, total borrowings of EUR 33 million were outstanding under the fixed term facility and the Company is in compliance with the covenants specified in the facility. European Commercial Paper programme In 2012 SES signed the documentation for the inception of a joint EUR 1,000 million guaranteed European commercial paper programme of SES S.A. and SES Americom, Inc. (previously SES Global Americas Holdings Inc.). Issuances under the programme represent senior unsecured obligations of the issuer and any issuance under the programme is guaranteed by the non-issuing entity. The programme is rated by Moody’s Investors Services and Fitch Ratings and is compliant with the standards set out in the STEP Market Convention. On 4 July 2024, this programme was updated. As at 31 December 2025 and 2024, no borrowings were outstanding under this programme. 74

Deeply Subordinated Fixed Rate Resettable Securities (‘Hybrid Dual-tranche Bond Offering’) On September 6, 2024, SES S.A. announced the successful launch and pricing of a hybrid dual-tranche bond offering of EUR 1 billion. The settlement took place on September 12, 2024 and the notes are listed on the Luxembourg Stock Exchange. The transaction is composed of:  • a EUR 500 million 30-year Non-Call (NC) 5.25 -year tranche with a first reset date on December 12, 2029, and • a EUR 500 million 30-year NC 8-year tranche with a first reset date on September 12, 2032. The NC 5.25 -year notes bear a coupon of 5.5% per annum and were priced at 99.473% of their nominal value, while the NC 8-year notes will bear a coupon of 6% per annum and were priced at par. Fixed Term Loan (SES Astra 1P S. à r.l.) In December 2025, SES received an interest-bearing loan of EUR 33.5 million from Volantis S.à r.l.. The loan has a fixed interest rate of 3.15%, will be repaid in instalments, and matures in 2031. Floating Term Loan Facility (SES Satellites Ventures S. à r.l.) In December 2025, SES entered into a loan agreement with Elm (Luxembourg) S.à r.l. for USD 28.1 million to be granted in several instalments. The loan has at Term SOFR plus 2.2% variable interest rate. As of 31 December 2025, the Group had USD 23.5 million of outstanding borrowings. The loan is repayable in instalments, with a final maturity date in 2030. Term Loan Agreement (‘TLA’) On 16 July 2025, SES withdrew EUR 862 million (USD 1,000 million) under the TLA, with a maturity date set for 15 June 2029. The facility bears interest at the 3-month Term SOFR reference rate plus a margin of 2.125% (may vary depending on the SES credit rating) and credit adjustment spread. Bridge Facility Agreement SES secured the financing for the Intelsat acquisition through an initial EUR 3 billion Bridge Facility, signed on 30 April 2024, and a EUR 963 million (USD 1 billion) Term Loan Agreement (‘TLA’) dated 14 June 2024. Upon entering into the TLA, EUR 930 million of the Bridge Facility was cancelled. Subsequently, following the issuance of EUR 1 billion in hybrid financing in 2024 and EUR 1 billion in bonds under the EMTN programme on 24 June 2025, an equivalent portion of the Bridge Facility (EUR1,079 million) was cancelled on the same date. European Investment Bank (‘EIB’) Financing Facility EUR 25 million On 23 December 2024, SES signed a finance contract with the EIB to support the funding of a satellite communications system for rural Central Asia. The facility is available for disbursement at fixed or floating rates linked to a ratings grid. At 31 December 2025 SES’s credit rating of BBB/Ba1 equates to a rate of 0.475% per annum over EURIBOR (in the case of a floating rate) or over a base rate as determined by the EIB (in the case of a fixed rate). Final availability date falls 24 months after signature of the contract. As at 31 December 2025, no amount has been drawn under this facility. European Investment Bank (‘EIB’) Financing Facility EUR 125 million On 23 December 2024, SES signed a finance contract with the EIB to support the funding of a satellite constellation project. The facility is available for disbursement at fixed or floating rates linked to a ratings grid. At 31 December 2025 SES’s credit rating of BBB/Ba1 equates to a rate of 0.47% per annum over EURIBOR (in the case of a floating rate) or over a base rate as determined by the EIB (in the case of a fixed rate). Final availability date falls 24 months after signature of the contract. As at 31 December 2025, no amount has been drawn under this facility. Repayment of Intelsat’s Senior Secured Notes As part of the Intelsat acquisition, SES acquired EUR 2,631 million of Senior Secured Notes, which were due in 2030. On 17 July, subsequent to the closing of the acquisition, SES repaid the Notes including all accrued interest as at the settlement date. 75

Note 30 - Provisions

€million	2025	2024
Non-current	**46**	3
Current	**64**	128
Total	**110**	131

Movements in each class of provision during the financial year are set out below:

€million	Group tax provision	Restructuring provision	Warranty provision	Other provisions	Total
As at 1 January 2025	**34**	**51**	**-**	**46**	**131**
		9			74
Provisions acquired through business combinations	26		25	14	
Additional provisions recognized	4	56	7	-	67
Unused amounts reversed	(36)	(12)	-	(2)	(51)
Used during the year	(1)	(58)	(5)	(25)	(90)
Reclassifications	2	-	-	(19)	(17)
Impact of currency translation	(3)	(2)	-	(1)	(4)
As at 31 December 2025	**26**	**44**	**27**	**13**	**110**
Non-current	23	-	16	7	46
Current	3	44	11	6	64

€million	Group tax provision	Restructuring provision	Other provisions	Total
As at 1 January 2024	**59**	**31**	**1**	**91**
Additional provisions recognized	4	63	5	72
Unused amounts reversed	-	-	-	-
Used during the year	-	(41)	-	(41)
Reclassifications	(30)	(2)	40	8
Impact of currency translation	1	-	-	1
As at 31 December 2024	**34**	**51**	**46**	**131**
Non-current	2	-	1	3
Current	32	51	45	128

€million	Group tax provision	Restructuring provision	Other provisions	Total
As at 1 January 2023	**58**	**14**	**2**	**74**
Additional provisions recognized	7	27	-	34
Unused amounts reversed	-	-	(1)	(1)
Used during the year	-	(10)	-	(10)
Reclassifications	(3)	-	-	(3)
Impact of currency translation	(3)	-	-	(3)
As at 31 December 2023	**59**	**31**	**1**	**91**
Non-current	2	-	1	3
Current	57	31	-	88

Group tax provision

The Group tax provision mainly relates to disputed withholding tax ('WHT') obligations in India where tax authorities have sought to impose WHT on payments from Indian customers despite the existence of a tax treaty that SES believes does not permit this. New Skies Satellites B.V., a Dutch subsidiary of SES providing services in India, has consistently appealed against these decisions from the Indian tax authorities and the case was pending before the Indian Supreme Court. On 13 January 2026, the Indian Supreme Court issued a positive decision ending the litigation. Therefore, a total provision of EUR 29 milllion was released. The non-current portion of the group tax provision of EUR 23 million associated with related party cross border tax deductions is expected to be realized over the next five years.

76

Restructuring provision

Expenses of the year include an amount of EUR 41 million (2024: EUR 54 million) of staff-related restructuring expenses and EUR 3 million (2024: 9 million) of non-staff restructuring charges (Note 6). The consolidated statement of financial position includes a provision of EUR 44 million (2024: EUR 51 million).

Warranty provision

The group provides warranties on parts and labor related to commercial aviation products. The warranty terms range from one to five years.

Other provisions

The movement mainly relate to the release of provision for interest of EUR 40 million following the Indian Supreme Court decision issued on 13 January 2026 as described above.

Note 31 - Trade and other payables

€million	2025	2024
Trade creditors	**131**	58
Payments received in advance (please also see Note 32)	**25**	25
Interest on borrowings	**74**	63
Personnel-related liabilities	**113**	69
Tax liabilities other than for income tax	**59**	15
Liability in respect of IRIS²	**394**	300
Other financial liabilities	**236**	148
Total	**1,032**	678
Of which:		
Financial liabilities	**973**	663
VAT payables	**19**	10
Tax on salary payable	**3**	2
Other taxes payable	**37**	3
Non-financial liabilities	**59**	15

Other financial liabilities include other accrued expenses of EUR 42 million, airline contractual liabilities of EUR 25 million, accrued revenue share of EUR 17 million, customer collateral deposits of EUR 14 million and customer due refunds of EUR 13 million as at 31 December 2025.

Liability in respect of IRIS²

The amount of EUR 394 million (2024: EUR 300 million) represents the funds received from European Commission in relation to the IRIS² programme, representing funding for programme costs for both SES ASTRA S.A. and other consortium members and subcontractors as well as other programme liabilities.

Payments received in advance

In the framework of receivables securitization transactions completed in June 2019 the Group received a net cash amount of EUR 59 million, from the financial institution as advance settlement of future receivables arising between 2022 and 2024 under contracts with a specific customer. The entire outstanding balance of EUR 25 million as at 31 December 2023 was repaid to the financial institution in January 2024.

In June 2022, the Company received a net cash amount of EUR 47 million from the financial institution as advance settlement of future receivables arising between 2024 and 2025 under contracts with a specific customer. A corresponding aggregate liability including interest of EUR 23 million (2024: EUR 48 million), representing SES's obligation towards the financial institution to continue to provide services to the customer in accordance with the terms of the customer contract, is recorded in the consolidated statement of financial position as at 31 December 2025 under 'Trade and other payables' for EUR 25 million (2024: EUR 25 million) and none under 'Other financial long-term liabilities'(2024: EUR 23 million).

Tax liabilities other than for income tax

Mainly relate to the provision for litigation for Brazilian indirect taxes of EUR 28 million (2024: 0) and outstanding VAT payable of EUR 19 million (2024: EUR 10 million).

77

Note 32 - Other long-term liabilities

€million	2025	2024
Long-term financial liabilities	**35**	18
Payments received in advance	**-**	23
Total	**35**	41

Long-term liabilities include customer collateral deposits amounting to EUR 17 million (2024: EUR 18 million).

Note 33 - Employee benefit obligations

€million	2025	2024
Defined pension benefits	**18**	-
Post-employment medical benefits	**23**	7
Defined contribution plans	**5**	7
Total	**46**	14
Non-current	45	14
Current	1	-

As part of the acquisition, the Company assumed the liability for a non-contributory defined benefit retirement plan from Intelsat covering substantially all of its employees hired prior to July 19, 2001. The cost of providing benefits to eligible participants under the defined benefit retirement plan is calculated using the plan's benefit formulas, which take into account the participants' remuneration, dates of hire, years of eligible service and certain actuarial assumptions. In addition, as part of the overall medical plan, we provide post-retirement medical benefits to certain current retirees who meet the criteria under the medical plan for post-retirement benefit eligibility. In 2015, Intelsat amended the defined benefit retirement plan to end the accrual of additional benefits for the remaining active participants.

The defined benefit retirement plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ('ERISA') and promulgated by the United States of America. The Company expects that its future contributions to the defined benefit retirement plan will be based on the minimum funding requirements of the U.S. Internal Revenue Code of 1986, as amended (the 'IRC'), and on the plan's funded status. Any significant decline in the fair value of the defined benefit retirement plan assets or other adverse changes to the significant assumptions used to determine the plan's funded status would negatively impact its funded status and could result in increased funding in future years. The impact on the funded status is determined based upon market conditions in effect when the Company completed its annual valuation. The Company anticipates that its contributions to the defined benefit retirement plan in 2026 will be approximately EUR 4.6 million. The Company funds the post-retirement medical benefits throughout the year based on benefits paid. The Company anticipates that its contributions to fund postretirement medical benefits in 2026 will be approximately EUR 1.8 million.

Amounts recognized in the consolidated statement of financial position

For the legacy Intelsat Staff Retirement Plan ('SRP') and Restoration Plans ('RP'), the following two tables show the amounts recognized in the consolidated income statement, the consolidated statement of comprehensive income, and the consolidated statement of financial position:

€million	Present Value of Obligation (SRP & RP)	Fair value of Plan Assets	Total
As at 17 July 2025	**265**	**(251)**	**14**
Current service cost			
Past service cost			
Interest expense	6		6
Interest (income)		(6)	(6)
Administration expenses			
Total amount recognized in profit or loss	6	(6)	-
Remeasurements			
Effects of changes in financial assumptions	8	-	8
Experience losses	4	-	4
Return on plan assets (excluding interest income)	(7)	-	(7)
Total amount recognized in OCI	5	-	**5**

78

The changes in the defined benefit obligation and fair value of plan assets were as follows

€million	Present Value of Obligation (SRP & RP)	Fair value of Plan Assets	Total
Defined benefit obligation and fair value of plan assets as at 17 July 2025	**265**	**(251)**	**14**
Benefit payments from the plan	(11)	11	-
Return on plan assets	-	(8)	(8)
Remeasurements -changes in financial assumptions	9	-	9
Experience adjustments	4	-	4
Interest expense	6	-	6
Interest income	-	(6)	(6)
Employer contributions	-	(1)	(1)
Exchange differences	(4)	4	-
Defined benefit obligation and fair value of plan assets as at 31 December 2025	**269**	**(251)**	**18**

The net liability disclosed above relates to the funded status of the SRP and RP, as well as the projected benefit obligations under these plans.

Prior year employee benefit obligations amounting to EUR 14 million disclosed under "Other long-term liabilities" were reclassified for presentation purposes to separate line item "Employee benefit obligations", due to the increase in employee benefit obligations following Intelsat acquisition.

The major categories of the defined benefit plan assets for the SRP are as follows:

31 December 2025

€million	Quoted	Unquoted	Total	in %
Equity Securities			**61**	**24%**
U.S. Large-Cap[1]	30	-	30	
World Equity Ex-U.S.[2]	26	-	26	
U.S. Small/Mid-Cap[3]	5	-	5	
Fixed Income Securities			**172**	**69%**
Intermediate Duration Bonds[4]	112	-	112	
Long Duration Bonds[5]	25	-	25	
High Yield Bonds[6]	9	-	9	
U.S. Treasuries[7]	26	-	26	
Other Securities			**17**	**7%**
Hedge Funds[8]	-	15	15	
Core Property Fund[9]	-	2	2	
Cash and income earned but not yet received	1		**1**	**0%**
Total	**234**	**17**	**251**	

1 US Large-Cap Equity includes investments in funds that invest primarily in a portfolio of common stocks included in the S&P 500 Index, as well as other equity securities and derivative instruments whose value is derived from the performance of the S&P 500.

2 Net World Equity Ex-U.S. includes an investment in a fund that invests primarily in common stocks and other equity securities whose issuers comprise a broad range of capitalizations and that are located outside of the U.S. The fund invests primarily in developed countries but may also invest in emerging markets.

3 U.S. Small/Mid Cap Equity includes investment in a fund that aims to produce investment results that correspond to the performance of the Russell Small Cap Completeness Index. The Fund invests substantially all of its assets in securities of companies that are members of the Russell Small Cap Completeness Index.

4 Intermediate Duration Bonds include an investment in a fund that seeks to provide current income consistent with the preservation of capital through investment in investment-grade U.S. dollar-denominated fixed-income instruments. This primarily includes U.S. and foreign corporate obligations; fixed-income securities issued by sovereigns or agencies in both developed and emerging foreign markets; obligations of supranational entities; debt obligations issued by state, provincial, county, or city governments or other municipalities, as well as those of public utilities, universities and other quasi-

79

governmental entities and securities issued or guaranteed by the U.S. Government and its agencies and instrumentalities.  5 Long Duration Bonds includes an investment in a fund that invests primarily in (i) U.S. and foreign corporate obligations (ii) fixed income securities issued by sovereigns or agencies in both developed and emerging foreign markets (iii) obligations of supranational entities (iv) debt obligations issued by state, provincial, county, or city governments or other municipalities, as well as those of public utilities, universities and other quasi-governmental entities and (v) securities issued or guaranteed by the U.S. Government and its agencies and instrumentalities. 6 High Yield Bonds includes investment in a fund that seeks to provide total return by investing in riskier, high-yielding fixed income securities. Under normal circumstances, the Fund will invest at least 80% of its net assets in high-yield fixed income securities, primarily in securities rated below investment grade, including corporate bonds and debentures, convertible and preferred securities, zero coupon obligations, and tranches of collateralized debt obligations and collateralized loan obligations. 7 U.S. Treasuries include Treasury STRIPS (Separate Trading of Registered Interest and Principal of Securities) representing zero coupon Treasury securities with long-term maturities. 8 Hedge Funds includes an investment in a collective trust fund that seeks to provide returns that are different from (less correlated with) investments in more traditional asset classes. The fund will pursue its investment objective by investing substantially all of its assets in various hedge funds. The fund has semi-annual redemptions in June and December with a pre-notification period of 95 days, and a two-year lock-up on all purchases which have expired. 9 The Core Property Fund is a collective trust fund that invests in direct commercial property funds primarily in the U.S. The fund is meant to provide current income-oriented returns, diversification, and modest inflation protection to an overall investment portfolio. Total returns are expected to be somewhere between stocks and bonds, with moderate volatility and low correlation to public markets. The fund has quarterly redemptions with a pre-notification period of 105 days, and no lockup period. The plan assets are measured at fair value. IFRS 13 prioritizes the inputs used in valuation including Level 1, Level 2, and Level 3. The majority of the plan assets are valued following the market approach using measurement inputs which include unadjusted prices in active markets. Therefore, the Company has classified all of these assets as Level 1 assets (Quoted). The U.S. Government Agencies, which use pricing models for similar securities, are classified as Level 2 (Quoted) within the fair value hierarchy under IFRS 13. The other securities, which include Hedge Funds and Core Property Funds, are measured at fair value using the net asset value per share approach. Hence, they are classified as Level 3 (Unquoted). Post-retirement Benefit Plan (Intelsat) The following tables display the amounts recognized for Intelsat’s postretirement benefit plan: €million Present Value of ObligationPost-retirement medical plan As at 17 July 2025 18 Current service cost—Interest expense—Interest (income) Total amount recognized in profit or loss - RemeasurementsEffectsof changes in financial assumptions 0 Experience losses (1) Total amount recognized in OCI (1) Change in the defined benefit obligation €million Present Value of ObligationPost-retirement medical plan Defined benefit obligation as at 17 July 2025 18 Benefit payments from the plan—Benefit payments from the employer (1) Admin expenses paid from plan assets—Remeasurements financial assumptions 0 Experience adjustments (1) Interest expense 1 Interest incomeEmployer contributions Defined benefit obligation at 31 December 2025 17 80

The net liability disclosed above relates to the funded status of the defined benefit retirement plan, as well as the projected benefit obligations of the postretirement medical benefits provided under the medical plan.

Post-retirement Benefit Plan (SES)

The following two tables display the amounts recognized for the legacy SES post-retirement benefit plan:

€million	2025	2024
Accumulated Projected Benefit Obligation (APBO)	**7**	**6**
Benefit payments from the plan	(1)	(1)
Actuarial loss (gain)	-	2
Interest expense	-	-
Interest income	-	-
Accumulated Projected Benefit Obligation (APBO) end of year	**6**	**7**

Significant estimates: actuarial assumptions and sensitivity (Pension and Post-retirement medical plans)

	Staff Retirement Plan	Restoration Plan	Intelsat Postretirement Benefit Plan	SES Postretirement Plan
Significant actuarial assumptions				
Weighted-average assumptions to determine defined benefit obligation				
Discount rate	5.22%	5.00%	5.06%	4.99%
Duration used to set discount rate (in years)	8.20	6.61	6.99	N/A
Price inflation	2.50%/2.40%	2.50%/2.40%	N/A	N/A
Health care cost trend rates				
Immediate trend rate	N/A	N/A	7.02%	8.50%
Ultimate trend rate	N/A	N/A	3.95%	4.00%
Year rate reaches ultimate trend rate	N/A	N/A	2050	2045
Mortality assumption	PRI-2012 (no collar adjustment) and Scale MMP-2021	PRI-2012 (white collar adjustment) and Scale MMP-2021	PRI-2012 (no collar adjustment) and Scale MMP-2021	PRI-2012
Weighted-average assumptions to determine defined benefit cost				
Discount rate	5.48%	5.30%	5.34%	5.07%
Price inflation	2.63%/2.20%	2.63%/2.20%	N/A	N/A
Health care cost trend rates				
Immediate trend rate	N/A	N/A	6.64%	N/A
Ultimate trend rate	N/A	N/A	3.94%	N/A
Year rate reaches ultimate trend rate	N/A	N/A	2049	N/A
Sensitivity analysis in €million				
Present value of defined benefit obligation				
Discount rate – 100 basis points	287	6	18	6
Discount rate + 100 basis points	244	5	16	6
Price inflation rate – 100 basis points	250	5	N/A	N/A
Price inflation rate + 100 basis points	281	6	N/A	N/A
Health care trend rates – 100 basis points	N/A	N/A	16	N/A
Health care trend rates + 100 basis points	N/A	N/A	18	N/A
Mortality assumption – One Year	274	6	18	N/A
Mortality assumption + One Year	254	5	16	N/A

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant.

81

In practice, this is unlikely to occur, and changes in some assumptions might be correlated. Therefore, there are some limitations to the methods used.

Risk exposure

Through its defined benefit pension plans and post-employment medical plans, the group is exposed to a number of risks, the most significant of which are detailed below:

- Asset volatility: the plans' liabilities are calculated using discount rates set with reference to corporate bond yields. If the plan assets underperform these yields, this would further contribute to the funding deficit and increase the net defined liability.
- Changes in bond yields: a decrease in the corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans' fixed income holdings
- Healthcare inflation: for the postretirement benefit plans, increases in global healthcare costs, such as medical costs, would continue to impact the liability.

The table below shows the expected future defined benefit liability and employer contributions:

€million Years ending 31 December 2025	Pension Benefits	Other post-retirement benefits	SES Other post-retirement benefits	Total
2026	35	2	1	38
2027	25	2	1	27
2028	24	2	1	26
2029	23	1	1	26
2030	22	1	1	25
2031-2035	101	7	1	109
Total	**230**	**15**	**6**	**251**

Other Retirement Plans

We maintain a defined contribution retirement plan qualified under the provisions of Section 401(k) of the IRC for employees in the United States. In the Group's US operations certain employees benefit from an externally insured post-retirement health benefit plan. As at 31 December 2025, accrued premiums of EUR 7 million (2024: EUR 7 million) are included in this position. In addition, certain employees of the US operations benefit from defined contribution pension plans. A liability of EUR 7 million has been recognized as at 31 December 2025 in this respect, out of which EUR 2 million was included under 'Trade and other payables' (2024: EUR 8 million, out of which EUR 2 million was included under 'Trade and other payables').

Note 34 - Fixed assets suppliers

€million	**2025**	2024
Non-current	**164**	426
Current	**279**	184

Fixed assets suppliers represent liabilities for assets being either acquired directly through procurement contracts with asset manufacturers, or in the framework of agreements whereby the asset is being acquired by an intermediary but where in substance SES bears the risks and rewards of the procurement. In the latter case the Company accrues for construction-related liabilities on the basis of pre-determined milestones agreed between the manufacturer and the relevant parties, see also Note 31. Non-current fixed assets suppliers are initially recognized at fair value and subsequently measured at amortised cost using the effective interest method.

The main procurements under this caption are:

- Satellites for the mPOWER MEO constellation: EUR 125 million (2024: EUR 233 million)
- GEO satellites (including launchers): EUR 283 million (2024: 347 million EUR)

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Deferred satellite performance incentives The cost of satellite construction may include an element of deferred consideration that the Group is obligated to pay to satellite manufacturers over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications.  The Group capitalizes the present value of these payments as part of the cost of the satellites and records a corresponding liability due to the satellite manufacturers, which reduces as satellite performance obligations are settled. Refer to Note 35 – Commitments and Contingencies for expected total costs. mPOWER satellites In September 2017, the Company entered as Procurement Agent into a Master Procurement Agency and Option Agreement with a financial institution in connection with the procurement by that financial institution of seven medium-Earth orbit mPOWER satellites (mPOWER satellites 1 to 7) from a satellite manufacturer. At the end of the satellite construction period the Group had the right to acquire, or lease, the satellites from the financial institution or to direct their sale to a third-party. SES acquired all seven satellites in September 2022. In August 2020 the Company exercised the option under the Purchase and Sale agreement to procure four additionalmPOWER satellites (satellites 8 to 11). The Company entered as Procurement Agent into a second Master Procurement Agency and Option Agreement with a financial institution in connection with the procurement by that financial institution of the additional satellites. In December 2024, the Company exercised its option to purchase satellites 8 and 11; and in December 2025 its option to purchase satellite 9. In November 2023 the Company exercised the option under the Purchase and Sale agreement to procure two further mPOWER satellites (mPOWER satellites 12 and 13) to be delivered in 2026. Since the underlying Satellite Purchase and Sale Agreements are directly between the financial institutions and the satellite manufacturer, there is no contractual obligation on the side of the Procurement Agents during the satellite construction process. However, SES management takes the view that there is a constructive obligation arising over the procurement period and hence the Group is accruing for the costs of this programme. SES has the right to nominate shortly before the end of the construction period the entity within the Group which will acquire or lease those assets. GEO satellites In 2021, the Company entered into a procurement agreement for the acquisition of two GEO satellites. The settlement of the corresponding milestone payments was arranged using promissory notes with maturities in January 2025 and 2026, respectively. In November 2022, the Company entered into a procurement agreement for the acquisition of one GEO satellite. The settlement of some milestones was again arranged through the issuance of promissory notes maturing in January 2026 (see also Note 40). At the date of acquisition and as at the year end, Intelsat had five GEO satellites under procurement. Note 35—Commitments and contingencies IRIS2 Concession Agreement In December 2024 the Consortium received an initial funding (“Pre-financing”) of EUR 300 million from the European Commission for IRIS² programme costs arising in the first year of the programme for SES Astra and other consortium members and subcontractors. In the event of an early termination of the Concession Agreement for IRIS², the Consortium has a contractual commitment to refund the European Commission any residual portion of the EUR 300 million Pre-financing which has not been uncleared against project milestones in accordance with the Concession Agreement. Capital expenditure commitments The Group had outstanding commitments in respect of contracted capital expenditure totaling EUR 594 million (2024: EUR 281 million) as at 31 December 2025. These commitments largely reflect the procurement of satellites and satellite launchers and are stated net of liabilities under these programmes which are already disclosed under “Fixed assets suppliers” (see Note 34). 83

The commitments as at 31 December 2025 include EUR 63 million (2024: EUR 64 million) in connection with the renewal of the agreement with Luxembourg government in respect of SES’s concession to operate satellites under  Luxembourg’s jurisdiction as well as EUR 261 million deriving from the Intelsat acquisition. Certain contracts require that we make progress payments during the period of the satellites’ construction and contain provisions that allow us to cancel the contracts for or without cause. If cancelled without cause, we could be subject to substantial termination penalties, including the forfeiture of progress payments made to date and additional penalty payments. If cancelled for cause, we are entitled to recover progress payments made to date and liquidated damages as specified in the contracts. Capital expenditure commitments arising under these agreements as at 31 December are as follows: €million 2025 2024 Within one year 273 96 After one year but not more than five years 279 143 After more than five years 42 42 Total 594 281 Satellite performance incentive obligations Certain satellite construction contracts acquired as part of the Intelsat acquisition require that the Company makes orbital incentive payments (plus interest as defined in each agreement with the satellite manufacturer) over the orbital life of the satellite. The incentive obligations may be subject to reduction or refund if the satellite fails to meet specific technical operating standards. As at 31 December 2025, the satellite performance incentive obligations, including future interest payments, for satellites currently in orbit are as follows: €million 2025 Within one year 16 After one year but not more than five years 48 After more than five years 27 Total 91 Leases executed but not yet commenced As part of the Intelsat acquisition, SES acquired a finance lease for an in-orbit satellite servicing vehicle which has not yet commenced service with aggregate lease payments of circa EUR 28 million. The lease is expected to commence in 2026 with a lease term of approximately 4 years. Additionally, SES acquired a finance lease for a teleport and associated ground infrastructure which has not yet commenced, with payments totalling approximately EUR 9 million. The lease is expected to commence in 2026 with a lease term of 5 years. Contributions to joint ventures: As part of the Intelsat acquisition, SES has commitments to make capital contributions to—and purchase satellite capacity from—Horizons 3 and Horizons 4. The commitments arising under these agreements as at 31 December are as follows: €million 2025 Within one year 23 After one year but not more than five years 58 After more than five years 76 Total 157 Refer also to Note 19 – Investments accounted for using equity method. Other commitments The Group’s other commitments include transponder and teleport service agreements for the purchase of satellite capacity and teleport services from third parties under contracts with a maximum life of ten years for EUR 408 million (2024: EUR 47 million), cloud computing service agreements for EUR 36 million (2024: EUR 59 million), as well as EUR 63 million (2024: EUR 64 million) in connection with capital contributions into a Luxembourg space sector fund in connection with the renewal of the agreement with Luxembourg government in respect of SES’s concession to operate satellites under Luxembourg’s jurisdiction. 84

As part of the Intelsat acquisition, SES acquired a EUR 202 million commitment as at 31 December 2025 to purchase low-earth orbit satellite capacity and terminal hardware over six years commencing on January 1, 2025. SES has the option, but not the obligation, to increase its commitment for an additional EUR 213 million for a total of EUR 415 million over a term of seven years.

€million	2025	2024
Within one year	**313**	160
After one year but not more than five years	**407**	130
After more than five years	**63**	45
Total	**783**	335

The total expense recognized for transponder service agreements in 2025 was EUR 205 million (2024: EUR 158 million).

Litigation

There were no significant litigation claims against the Group as at 31 December 2025, or as at 31 December 2024.

Guarantees

On 31 December 2025 the Group had outstanding bank guarantees of EUR 29 million (2024: EUR 39 million) with respect to performance and warranty guarantees for services of satellite operations.

Note 36 - Leases

Lessor

During 2025 the Group recognized EUR 51 million of leasing income on operating leases (2024: EUR 49 million) (see Note 5.

For finance leases, during the year the finance lease receivables increased by EUR 15 million, of which EUR 12 million non-current and 3 million current, as a result of the Intelsat acquisition. Additionally, as part of the Intelsat acquisition, the Group acquired a contract for a lessor finance lease meeting the manufacturer criterion, which commenced in October 2025 with a selling loss upon commencement of EUR 1 million. The Group enters into finance leases relating to teleports, satellites/transponders, and equipment.

Amounts receivable under finance leases:

€million	2025	2024	2023
Amounts receivable under finance leases:			
Year 1	4	1	-
Year 2	4	1	-
Year 3	4	1	-
Year 4	4	1	-
Year 5	2	1	-
Onwards	3	-	-
Undiscounted lease payments	**21**	5	-
Unguaranteed residual value	2	-	-
Less: unearned finance income	(4)	-	-
Present value of lease payments receivable	**19**	5	-
Impairment loss allowance	-	-	-
Net investment in finance leases	**19**	5	-
Net investment in finance leases analysed as:			
Recoverable after 12 months	**16**	4	-
Recoverable within 12 months	**3**	1	-

85

Amounts recognized in the consolidated income statement (finance leases)

€million	2025	2024	2023
Selling gain/(loss) for finance leases	(1)	5	-
Finance income on the net investment in finance leases (see Note 8)	1	-	-

Lessee

The Group's right-of-use assets and associated liabilities are measured at the present value of the remaining lease payments. In 2025, the present value measurement was discounted based on a range from 3.14% to 6.29%, as applicable to the maturities of the individual leases. In 2024, a single discount rate of 2.97% was used.

Amounts recognized in the consolidated statement of financial position

The Group leases office buildings, third-party transponders, ground segment assets and other fixtures and fittings, tools and equipment as set out below.

€million	Buildings	Transponders (included within Space Segment)	Ground segment	Other fixtures and fittings, tools and equipment	31 December 2025
Right-of-use assets					
Cost	110	455	153	2	720
Accumulated depreciation	(16)	(32)	(25)	(1)	(74)
Total	**94**	**423**	**128**	**1**	**646**

€million	Buildings	Transponders (included within Space Segment)	Ground segment	Other fixtures and fittings, tools and equipment	31 December 2024
Right-of-use assets					
Cost	32	27	25	2	86
Accumulated depreciation	(15)	(10)	(10)	(1)	(36)
Total	**17**	**17**	**15**	**1**	**50**

There were EUR 682 million (2024: EUR 39 million) additions to the right-of-use assets during 2025 out of which EUR 643 million were additions from business combination, partially offset by EUR 32 million (2024: EUR 35 million) disposals of expired assets. The depreciation charge for the year on such assets was EUR 62 million (2024: EUR 25 million).

Lease liabilities are presented below as at 31 December:

€million	2025	2024
Maturity analysis - contractual undiscounted cash flows		
Within one year	110	19
After one year but not more than five years	412	28
More than five years	270	8
Total	**792**	**55**
Lease liabilities included in the statement of financial position at 31 December		
Current	76	19
Non-current	559	32
Total	**635**	**51**

The leases of office buildings typically run for a period of 2-10 years and leases of ground segment assets for a period of 2-15 years. Some leases include an option to renew the lease for an additional period after the end of the contract term. The Group assesses at lease commencement whether it is reasonably certain to exercise the extension option. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control.

86

Lease liabilities amounting to EUR 621 million (EUR 560 million non-current and EUR 61 million current) were added as part of Intelsat acquisition (see Note 4).  Amounts recognized in the consolidated income statement Depreciation charge of right-of-use assets: €million 2025 2024 2023 Buildings 12 5 6 Space segment) 33 15 9 Ground segment 1643 Other fixtures and fittings, tools and equipment 111 Total 62 25 19 Finance cost: €million 2025 2024 2023 Interest expense19 2 2 Total 19 2 2 The total cash outflow for leases in 2025 was EUR 60 million (2024: EUR 26 million). Note 37—Cash flow information Net cash generated by operating activities Other non-cash items in the consolidated income statement, disclosed in other notes are: • Restructuring expense (Note 6) • Charge for share-based compensation (Note 28) • Provision for the impairment of trade and other receivables (Note 22) • Inventory provision (Note 17) • Net foreign exchange losses or gains, excluding EUR 328 million of foreign exchange losses on cash and cash equivalents (Note 8) • Finance lease income (Note 8) • Interest income (Note 8) • Amortisation of loan originations costs (Note 8) • Income from structured financing (Note 9) • Fair value gains/ losses on financial assets (Note 9) • Interest income on swap transactions (Note 8) • Interest expense on swap transactions (Note 8) Non-cash investing activities Purchases of property, plant and equipment or intangible assets not included as a cash outflow in the consolidated statement of cash flows are disclosed in Notes 13, 14 and 15. 87

Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for 2025 and 2024

€million	2025	2024
Cash and cash equivalents	**1,075**	3,521
Borrowings - repayable within one year	**(798)**	(273)
Borrowings - repayable after one year	**(5,507)**	(4,247)
Lease liabilities - repayable within one year	**(76)**	(19)
Lease liabilities - repayable after one year	**(559)**	(32)
Net debt[1]	**(5,865)**	(1,050)

€million	2025	2024
Cash and cash equivalents	**1,075**	3,521
Borrowings - floating rates	**(1,155)**	(10)
Borrowings - fixed interest rates	**(5,150)**	(4,510)
Lease liabilities - repayable within one year	**(76)**	(19)
Lease liabilities - repayable after one year	**(559)**	(32)
Net debt[1]	**(5,865)**	(1,050)

1 Reconstituted to include current and non-current lease liabilities.

€million	Cash and cash equivalents	Borrowings repayable within one year	Borrowings repayable after one year	Lease liabilities repayable within one year	Lease liabilities repayable after one year	Total
Net debt as at 1 January 2025	**3,521**	**(273)**	**(4,247)**	**(19)**	**(32)**	**(1,050)**
Additions through business combinations (Note 4)	**769**	**-**	**(2,631)**	**(61)**	**(560)**	**(2,483)**
Cash flows (net)	(2,887)	2,906	(2,149)	40	20	(2,070)
Foreign exchange adjustments	(328)	-	89	3	9	(227)
Transfers (see Note 29)	-	(3,427)	3,427	(34)	34	-
Other non-cash movements*	-	(4)	4	(5)	(30)	(35)
Net debt as at 31 December 2025	**1,075**	**(798)**	**(5,507)**	**(76)**	**(559)**	**(5,865)**

* *related to loan origination costs and leases*

88

€million	Cash and cash equivalents	Borrowings repayable within one year	Borrowings repayable after one year	Lease liabilities repayable within one year	Lease liabilities repayable after one year	Total
Net debt as at 1 January 2024	**2,907**	**(716)**	**(3,443)**	**(16)**	**(23)**	**(1,291)**
Cash flows (net)	472	717	(1,034)	4	22	181
Foreign exchange adjustments	142	-	(42)	(2)	-	98
Transfers (see Note 29)	-	(273)	273	(8)	8	-
Other non-cash movements*	-	(1)	(1)	3	(39)	(38)
Net debt as at 31 December 2024	**3,521**	**(273)**	**(4,247)**	**(19)**	**(32)**	**(1,050)**

* *related to loan origination costs and leases*

€million	Cash and cash equivalents	Borrowings repayable within one year	Borrowings repayable after one year	Lease liabilities repayable within one year	Lease liabilities repayable after one year	Total
Net debt as at 1 January 2023	**1,047**	**(719)**	**(3,629)**	**(15)**	**(30)**	**(3,346)**
Cash flows (net)	1,983	706	-	4	18	2,711
Foreign exchange adjustments	(123)	-	36	1	-	(86)
Transfers	-	(700)	150	(9)	9	(550)
Other non-cash movements*	-	(3)	-	3	(20)	(20)
Net debt as at 31 December 2023	**2,907**	**(716)**	**(3,443)**	**(16)**	**(23)**	**(1,291)**

* *related to loan origination costs and leases*

During 2024 the Group issued a hybrid dual-tranche bond for EUR 1 billion and entered into two new loan agreements for total amounts of EUR 33.5 million and USD 28.1 million to be granted in several instalments. The Group also reimbursed the 2016 Perpetual Bond for EUR 550 million and a EUR 150 million tranche of the German bond.

Note 38 - Related parties

The state of Luxembourg holds a direct 10.83% voting interest in the Company and two indirect interests, both of 10.18% each, through two state owned banks, Banque et Caisse d'Epargne de l'Etat and Société Nationale de Crédit et d'Investissement and is therefore deemed to have a significant influence over the Company. These shares constitute the Company's Class B shares, as described in Note 26.

In 2025 the Company generated revenue of EUR 32 million (2024: EUR 31 million, 2023: EUR 27 million) with departments of the government of the state of Luxembourg and held a trade receivable of EUR 0 million as at 31 December 2025 (2024: EUR 0 million, 2023: EUR 4 million).

There were no transactions with other related parties in 2025, nor in 2023 or 2024, which would require disclosure.

Remuneration paid to directors for attendance at board and committee meetings in 2025 was EUR 1 million (2024: EUR 1 million, 2023: EUR 1 million), computed on a fixed and variable basis with the variable part being based upon attendance at board and committee meetings.

The key management of the Group, defined as the Senior Leadership Team, received compensation as follows:

€million	2025	2024	2023
Remuneration including bonuses and other benefits*	**9**	8	10
Share-based compensation plans	**2**	2	1
Total	**11**	10	11

* *2025 remuneration of SLT members included EUR 3 million (2024: nil, 2023: EUR 2 million) of contractual severance payments*

The total outstanding amount in respect of share-based payment instruments allocated to key management as at 31 December 2025 was 2,860,130 (2024: 2,542,423, 2023: 3,868,807).

89

Note 39 - C-band repurposing

The Group was subject to the Federal Communications Commission's Report and Order and Order of Proposed Modification dated 28 February 2020 ('the Order') in connection with the clearing of a 300 MHz band of C-band downlink spectrum between 3,700 and 4,000 MHz by December 2025 to support the rapid deployment of terrestrial 5G services in the continental United States ('CONUS'). SES completed its obligations under the Order and received its final Accelerated Relocation Payments already in 2023.

To facilitate the clearing of the spectrum SES procured six C-band satellites and necessary launch vehicles. The Group's ground facilities were also consolidated and upgraded to comply with the provisions of the Order, with customers and affiliated earth stations being equipped with special filters, new antennae and/or other capabilities so that they could be migrated to work with services operating in the remaining 200 MHz of spectrum available to satellite operators (between 4,000 MHz and 4,200 MHz).

For capitalised costs related to the procurement of the C-band satellites, launches and upgraded ground facilities, the Group recorded credits to the recorded book values of the related assets when the costs had been incurred and the Group had obtained reasonable assurance that the costs would be reimbursed and that it would comply with the requirements attached to the reimbursement. The costs and expected reimbursements recorded in the consolidated statement of financial position under "Assets in the course of construction" (Note 16) are presented in the following table:

€million	Space segment	Ground segment	Total
Cost as at 1 January 2025	**1,098**	**59**	**1,157**
Impact of currency translation	(127)	(7)	(134)
Cost as at 31 December 2025	**971**	**52**	**1,023**
Expected reimbursements as at 1 January 2025	**2**	**9**	**11**
Repayments	(2)	(9)	(11)
Expected reimbursements as at 31 December 2025	**-**	**-**	**-**
Cost as at 1 January 2024	**1,033**	**55**	**1,088**
Additions	-	-	-
Impact of currency translation	65	4	69
Cost as at 31 December 2024	**1,098**	**59**	**1,157**
Expected reimbursements as at 1 January 2024	**243**	**50**	**293**
Additions / (rejections) (net)	(11)	1	(10)
Repayments	(213)	(44)	(257)
In-kind reimbursements	(22)	-	(22)
Impact of currency translation	5	2	7
Expected reimbursements at 31 December 2024	**2**	**9**	**11**
Cost as at 1 January 2023	**1,022**	**53**	**1,075**
Additions	48	4	52
Impact of currency translation	(37)	(2)	(39)
Cost as at 31 December 2023	**1,033**	**55**	**1,088**
Expected reimbursements as at 1 January 2023	**345**	**51**	**396**
Additions / (rejections) (net)	36	2	38
Repayments	(129)	(1)	(130)
Impact of currency translation	(9)	(2)	(11)
Expected reimbursements as at 31 December 2023	**243**	**50**	**293**

In 2024, due to the finalisation of reimbursable amounts versus expectations, an amount of EUR 11 million was reclassified from 'Other receivables' to 'Assets-under-construction'. On 28 February 2024, the Group and the C-band overlay licensees entered into two Settlement Agreements whereby the Group would retain its legal title to the two C-band satellites SES-19 and SES-23 for an aggregate amount of USD 24 million (EUR 22 million).

The Group records repurposing operating expenses as incurred and corresponding reimbursement income when the Group has obtained reasonable assurance that the costs will be reimbursed and that it will comply with any associated requirements.

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In 2025 the Group recorded C-band repurposing income of EUR 3 million (2024: EUR 88 million, 2023: EUR 2,744 million). C-band-related expenses of EUR 2 million (2024: EUR 5 million, 2023: EUR 47 million) representing cost of sales of EUR 1 million (2024: EUR 1 million, 2023: EUR 2 million), staff costs of nil (2024: EUR 0 million, 2023: EUR 29 million) and other operating expenses (including travel and consulting charges) of EUR 1 million (2024: EUR 4 million, 2023: EUR 16 million).

As at 31 December 2025, in connection with the operating expenses and capital expenditures above, the Group had no remaining receivables (2024: EUR 87 million) related to the C-band repurposing project. As at 31 December 2025, SES had no remaining commitments for C-band repurposing expenditures (2024: nil).

Note 40 - Subsequent events

Credit Rating

On 26 January 2026 Fitch Ratings announced a credit rating action downgrading SES's rating to BBB- from BBB, with the outlook revised to stable. At the same time Fitch has downgraded the backed senior unsecured ratings from BBB to BBB- , the backed senior unsecured MTN programme ratings of SES and its subsidiary SES Americom Inc. from BB+ to BB, the backed junior subordinate (hybrid) ratings of SES from BB+ to BB, and the short-term backed commercial paper ratings of SES and SES Americom Inc. from F2 to F3.

Additional capital expenditure commitments post year-end

Subsequent to the year-end, and as part of the Company's capital expenditure plans, the Company entered into an additional capital expenditure commitment of approximately EUR 750 million which is expected to occur between 2026 and 2030.

Borrowings

On 5 February 2026, SES drew down EUR 125 million under the European Investment Bank (EIB) financing facility signed in December 2024. The facility bears interest at a fixed rate of 3.639% per annum.

There have been no other material events occurring between the reporting date and the date when the consolidated financial statements were approved by the board of directors.

Note 41 - Consolidated subsidiaries, associates

The consolidated financial statements include the financial statements of the Group's subsidiaries and associates listed below:

Company	Country	Economic % interest 2025	Consolidation method 2025	Economic % interest 2024	Consolidation method 2024	Economic % interest 2023	Consolidation method 2023
Al Maisan Satellite Communication Company L.L.C.	UA	35	Full	35	Full	35	Full
Societé Européene des Satellites Telecom. de Argentina S.A.	AR	100	Full	100	Full	100	Full
O3b Teleport Services (Australia) Pty	AU	100	Full	100	Full	100	Full
Intelsat Asia Pty. Ltd.	AU	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight Pty. Limited	AU	100	Full	N/A	N/A	N/A	N/A
Redu Space Services S.A.	BE	100	Full	100	Full	100	Full
Redu Operations Services S.A.[1]	BE	--	--	100	Full	100	Full
Satellite Ventures (Bermuda) Limited	BM	100	Full	100	Full	100	Full
Intelsat Finance Bermuda Limited	BM	100	Full	N/A	N/A	N/A	N/A
SES Telecomunicações do Brasil Ltda	BR	100	Full	100	Full	100	Full
SES Satelites Directo Ltda.	BR	100	Full	100	Full	100	Full
SES DTH do Brasil Ltda.	BR	100	Full	100	Full	100	Full
New Skies Satellites Ltda	BR	100	Full	100	Full	100	Full
Intelsat Brasil Ltda.	BR	100	Full	N/A	N/A	N/A	N/A
Intelsat Brasil Servicos de Telecomicacao Ltda.	BR	100	Full	N/A	N/A	N/A	N/A
PanAmSat Sistemas de Com. DTH do Brasil Ltda	BR	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight Brasil Telecommunicacoes Ltda	BR	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight Brasil Participacoes Ltda	BR	100	Full	N/A	N/A	N/A	N/A
North American Satellite Ventures, Inc.	CA	100	Full	100	Full	100	Full
Intelsat Inflight Canada ULC	CA	100	Full	N/A	N/A	N/A	N/A
Intelsat Canada ULC	CA	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight Switzerland GmbH	CH	100	Full	N/A	N/A	N/A	N/A
SES Telecomunicaciones de Chile SpA	CL	100	Full	100	Full	100	Full
Intelsat Inflight Chile SpA	CL	100	Full	N/A	N/A	N/A	N/A
Intelsat Asia (Hong Kong) Limited	CN	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight HK Limited	CN	100	Full	N/A	N/A	N/A	N/A

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Intelsat Inflight (Shanghai) Limited	CN	100	Full	N/A	N/A	N/A	N/A
SES Telecomunicações de Colombia S.A.S.	CO	100	Full	100	Full	100	Full
Intelsat Inflight Colombia S.A.S.	CO	100	Full	N/A	N/A	N/A	N/A
SES Germany GmbH	DE	100	Full	100	Full	100	Full
HD PLUS GmbH	DE	100	Full	100	Full	100	Full
SES Media Solutions GmbH	DE	100	Full	100	Full	100	Full
Intelsat Kommunikations GmbH	DE	100	Full	N/A	N/A	N/A	N/A
Europ*Star Gesellschaft für Satellitenkommunikation GmbH	DE	51	Full	N/A	N/A	N/A	N/A
Intelsat Inflight Germany GmbH	DE	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight Ecuador S.A.S.	EC	100	Full	N/A	N/A	N/A	N/A
SES Satélites Ibérica, S.L.	ES	100	Full	100	Full	100	Full
ASTRA France S.A.	FR	100	Full	100	Full	100	Full
Intelsat France S.A.S.	FR	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight France S.A.S.	FR	100	Full	N/A	N/A	N/A	N/A
Astra (GB) Limited	GB	100	Full	100	Full	100	Full
SES Defence UK Limited	GB	100	Full	100	Full	100	Full
Intelsat Global Sales and Marketing Limited	GB	100	Full	N/A	N/A	N/A	N/A
Intelsat UK Financial Services Limited	GB	100	Full	N/A	N/A	N/A	N/A
PanAmSat Satellite Europe Limited	GB	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight UK Limited	GB	100	Full	N/A	N/A	N/A	N/A
SES HD Plus Ghana Limited	GH	100	Full	100	Full	100	Full
SES Satellites (Gibraltar) Limited	GI	100	Full	100	Full	100	Full
Intelsat Subsidiary (Gibraltar) Limited	GI	100	Full	N/A	N/A	N/A	N/A
PT MX1 SmartCast Indonesia	ID	100	Full	100	Full	100	Full
MX1 Limited	IL	100	Full	100	Full	100	Full
Intelsat Israel Limited	IL	100	Full	N/A	N/A	N/A	N/A
SES Satellites India Private Limited	IN	100	Full	100	Full	100	Full
Orbitconnect India Private Limited	IN	100	Full	100	Full	100	Full
Jio Space Technology Limited	IN	100	Full	100	Full	100	Full
SES Global Technology Services India Private Limited	IN	100	Full	100	Full	100	Full
Intelsat India Private Limited	IN	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight India LLP	IN	100	Full	N/A	N/A	N/A	N/A
O3b Limited [1]	JE	---	--	100	Full	100	Full
Intelsat Inflight Godo-Kaisha	JP	100	Full	N/A	N/A	N/A	N/A
Intelsat Satellite Communications Limited	KE	100	Full	N/A	N/A	N/A	N/A

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Company	Country	Economic % interest 2025	Consolidation method 2025	Economic % interest 2024	Consolidation method 2024	Economic % interest 2023	Consolidation method 2023
SES Eurasia Limited Liability Partnership[3]	KZ	100	Full	100	Full	100	Full
SES Satellite Services SIA	LV	100	Full	100	Full	100	Full
SES S.A.	LU	100	Full	100	Full	100	Full
SES Astra S.A.	LU	100	Full	100	Full	100	Full
SES ASTRA Services Europe S.à r.l.	LU	100	Full	100	Full	100	Full
SES Asia S.à r.l.[1]	LU	--	--	100	Full	100	Full
SES Latin America S.A.	LU	100	Full	100	Full	100	Full
SES Engineering (Luxembourg) S.à r.l.	LU	100	Full	100	Full	100	Full
SES Insurance International (Luxembourg) S.A.	LU	100	Full	100	Full	100	Full
SES Insurance International Re (Luxembourg) S.A.	LU	100	Full	100	Full	100	Full
SES Networks Lux S.à r.l.	LU	100	Full	100	Full	100	Full
LuxGovSat S.A.	LU	50	Full	50	Full	50	Full
SES mPOWER S.à r.l.	LU	100	Full	100	Full	100	Full
SES Networks Satellites S.à r.l.	LU	100	Full	100	Full	100	Full
SES LU Satellite Holdings S.à r.l.	LU	100	Full	100	Full	100	Full
Luxembourg Space Sector Dev. General Partner S.à r.l	LU	100	Full	100	Full	100	Full
Luxembourg Space Sector Development SCSp	LU	100	Full	100	Full	100	Full
SES LU US Holdings S.à r.l.	LU	100	Full	100	Full	100	Full
SES Astra 1P S.à r.l.	LU	100	Full	100	Full	100	Full
SES Satellites Ventures S.à r.l.	LU	100	Full	100	Full	100	Full
Intelsat Holdings S.à r.l.	LU	100	Full	N/A	N/A	N/A	N/A
Intelsat Jackson Holdings S.A.	LU	100	Full	N/A	N/A	N/A	N/A
Intelsat Align S.à r.l.	LU	100	Full	N/A	N/A	N/A	N/A
Intelsat Ventures S.à r.l.	LU	100	Full	N/A	N/A	N/A	N/A
Quetzsat Directo, S. de R.L. de CV	MX	100	Full	100	Full	100	Full
Satelites Globales S. de R.L. de C.V.	MX	100	Full	100	Full	100	Full
Quetzsat, S. de R.L. de C.V.	MX	100	Full	100	Full	100	Full
SES Mexico S. de R.L. de C.V.	MX	100	Full	100	Full	100	Full
PanAmSat de Mexico S de RL de C.V.	MX	100	Full	N/A	N/A	N/A	N/A
WP COM S de RL de CV	MX	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight Mexico, S. de R.L. de C.V.	MX	100	Full	N/A	N/A	N/A	N/A
SES Satellites Nigeria Ltd.	NG	100	Full	100	Full	100	Full
SES Holdings (Netherlands) BV	NL	100	Full	100	Full	100	Full
SES Engineering (Netherlands) BV	NL	100	Full	100	Full	100	Full
New Skies Satellites BV	NL	100	Full	100	Full	100	Full
New Skies Satellites Mar BV	NL	100	Full	100	Full	100	Full
New Skies Satellites Argentina BV	NL	100	Full	100	Full	100	Full
New Skies Satellites Licensee BV	NL	100	Full	100	Full	100	Full
SES New Skies Marketing BV	NL	100	Full	100	Full	100	Full
Intelsat Inflight Netherlands BV	NL	100	Full	N/A	N/A	N/A	N/A
SES Satelites Panama S. de R. L.[3]	PA	100	Full	--	--	--	--
O3b Teleport Services (Peru) S.A.C.	PE	100	Full	100	Full	100	Full
Intelsat Peru S.A.C.	PE	100	Full	N/A	N/A	N/A	N/A
O3b Services (Portugal) Ltda.	PO	100	Full	100	Full	100	Full
SES Services Romania S.R.L.	RO	100	Full	100	Full	100	Full
SES Astra AB	SE	100	Full	100	Full	100	Full
SES World Skies Singapore Pte Limited	SG	100	Full	100	Full	100	Full
Intelsat Singapore Pte. Limited	SG	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight SG Pte. Limited	SG	100	Full	N/A	N/A	N/A	N/A
Intelsat Senegal Sarl	SN	100	Full	N/A	N/A	N/A	N/A
SES Sirius Ukrainia	UA	100	Full	100	Full	100	Full
SES 5G Customer Services, LLC[2]	US	100	Full	100	Full	100	Full
SES US Satellite Holdings, LLC[2]	US	100	Full	100	Full	100	Full
SES Americom Inc.	US	100	Full	100	Full	100	Full
SES Space and Defense, Inc.	US	100	Full	100	Full	100	Full
SES Satellites International[1]	US	100	Full	100	Full	100	Full
SES Americom (Asia 1A) LLC[1]	US	100	Full	100	Full	100	Full
Americom Asia Pacific LLC	US	100	Full	100	Full	100	Full
O3b Networks USA LLC	US	100	Full	100	Full	100	Full
Global Enterprise Solutions, Inc.	US	100	Full	100	Full	100	Full
SES SD Mission Partners, Inc.	US	100	Full	100	Full	100	Full
Intelsat Holdings LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Satellite LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat License LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Invoice Services LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat US LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat General Communications LLC	US	100	Full	N/A	N/A	N/A	N/A
Horizons-3 Satellite LLC	US	50	Equity	N/A	N/A	N/A	N/A
Horizons-4 Satellite LLC	US	50	Equity	N/A	N/A	N/A	N/A
Mountainside Teleport LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Clearinghouse LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat US 2 LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat International Systems LLC	US	100	Full	N/A	N/A	N/A	N/A
PanAmSat International Holdings LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat International Employment LLC	US	100	Full	N/A	N/A	N/A	N/A
PanAmSat Europe Corporation	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Service and Equipment LLC	US	100	Full	N/A	N/A	N/A	N/A
Southern Satellite LLC	US	100	Full	N/A	N/A	N/A	N/A
Southern Satellite Licensee LLC	US	100	Full	N/A	N/A	N/A	N/A
PanAmSat International Sales LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Genesis GP LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Genesis Inc.	US	100	Full	N/A	N/A	N/A	N/A
Intelsat US Finance LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Aviation TopCo LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Aviation HoldCo LLC	US	100	Full	N/A	N/A	N/A	N/A

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Company	Country	% economic interest 2025	Consolidation method 2025	% economic interest 2024	Consolidation method 2024	% economic interest 2023	Consolidation method 2023
Intelsat Aviation AcquisitionCo LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Alliance LP	US	100	Full	N/A	N/A	N/A	N/A
Horizons Satellite Holdings LLC	US	100	Full	N/A	N/A	N/A	N/A
Horizons-1 Satellite LLC	US	100	Full	N/A	N/A	N/A	N/A
Horizons-2 Satellite LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Horizons-3 LLC	US	100	Full	N/A	N/A	N/A	N/A
Horizons-3 License LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight Licenses LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight International Holdings LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Asia Carrier Services LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat License Holdings LLC	US	100	Full	N/A	N/A	N/A	N/A
PanAmSat India LLC	US	100	Full	N/A	N/A	N/A	N/A
PanAmSat India Marketing LLC	US	100	Full	N/A	N/A	N/A	N/A
SES Astra Africa (Proprietary) Limited	ZA	100	Full	100	Full	100	Full
Intelsat Africa (Proprietary) Limited	ZA	100	Full	N/A	N/A	N/A	N/A

1. Entity sold, merged, or liquidated in 2025.
2. Entity sold, merged or liquidated after the reporting date.
3. SES Eurasia LLP was incorporated on 6 January 2025.
4. SES Satellites Panama S. de R.L. was incorporated on 25 August 2025.
5. Jio Space Technology Limited is an entity existing in the framework of SES's collaboration with Reliance Jio but had no significant operations in 2025.

N/A – companies acquired on 17 July 2025 as part of the Intelsat acquisition

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